     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 12, 2000
                                                       REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -----------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               -----------------
                              GPC CAPITAL CORP. II
            (Exact name of registrant as specified in its charter)

              DELAWARE                          3085                     23-2952404
     (State or other jurisdiction   (Primary Standard Industrial      (I.R.S. Employer
         of incorporation)           Classification Code Number)   Identification Number)

                               -----------------
                           2401 PLEASANT VALLEY ROAD
                           YORK, PENNSYLVANIA 17402
                                 (717) 849-8500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               -----------------
                                PHILIP R. YATES
                               JOHN E. HAMILTON
                           2401 PLEASANT VALLEY ROAD
                            YORK, PENNSYLVANIA 17402
                                 (717) 849-8500
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                               -----------------
                                  COPIES TO:



       EDWARD P. TOLLEY III, ESQ.         RICHARD E. FARLEY, ESQ.
      SIMPSON THACHER & BARTLETT          CAHILL GORDON & REINDEL
         425 LEXINGTON AVENUE                  80 PINE STREET
          NEW YORK, NY 10017                 NEW YORK, NY 10005
            (212) 455-2000                     (212) 701-3000

                              -----------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.


     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]


     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                              -----------------
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

                                           PROPOSED MAXIMUM
 TITLE OF EACH CLASS OF SECURITIES TO     AGGREGATE OFFERING        AMOUNT OF
             BE REGISTERED                     PRICE (1)         REGISTRATION FEE
Common stock, $.01 par value..........   $253,000,000           $66,792

--------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o).
                              -----------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------

                              EXPLANATORY NOTE

     Immediately prior to the offering of common stock contemplated by the prospectus contained in this registration statement, the registrant, GPC Capital Corp. II, a wholly-owned subsidiary of Graham Packaging Holdings Company, will undergo a reorganization in which it changes its name to Graham Packaging Company Inc. and exchanges newly issued shares of its common stock for all of the partnership interests of Graham Packaging Holdings Company. See "The IPO Reorganization" in the prospectus.

                  SUBJECT TO COMPLETION, DATED JULY 12, 2000

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE CANNOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS


                                       SHARES




                                    [LOGO]




                         GRAHAM PACKAGING COMPANY INC.


                                  COMMON STOCK



--------------------------------------------------------------------------------
     We are offering     shares of our common stock. This is our initial public
offering, and no public market currently exists for our shares. All of the shares are being sold by us. The initial public offering price of the common
stock is expected to be between $    and $    per share. We expect that the
shares will trade on the New York Stock Exchange under the symbol "GPA."


                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 9.






                                                                           PER SHARE          TOTAL
                                                                        --------------   --------------
Public offering price ...............................................    $                $
Underwriting discounts and commissions ..............................    $                $
Proceeds to Graham Packaging Company Inc., before expenses ..........    $                $

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     We have granted the underwriters a 30-day option to purchase up to an
additional     shares of our common stock to cover over-allotments. The
underwriters expect to deliver the shares of common stock to purchasers on or
about       , 2000.



--------------------------------------------------------------------------------
                        JOINT BOOK-RUNNING LEAD MANAGERS

DEUTSCHE BANC ALEX. BROWN                                 SALOMON SMITH BARNEY

--------------------------------------------------------------------------------
GOLDMAN, SACHS & CO.                                           LEHMAN BROTHERS



      , 2000

                                   [ARTWORK]

                               TABLE OF CONTENTS




                                                  PAGE
                                                 -----
Prospectus Summary ...........................      1
Risk Factors .................................      9
Cautionary Notice Regarding
   Forward-Looking Statements ................     14
The IPO Reorganization .......................     15
Use of Proceeds ..............................     16
Dividend Policy ..............................     17
Dilution .....................................     17
Capitalization ...............................     18
Unaudited Pro Forma Financial
   Information ...............................     19
Selected Financial Data ......................     25
Management's Discussion and Analysis
   of Financial Condition and Results of
   Operations ................................     28
Business .....................................     37
Management ...................................     48
Certain Transactions .........................     55
Description of Certain Indebtedness ..........     58
Principal Stockholders .......................     60
Description of Capital Stock .................     61
Shares Eligible for Future Sale ..............     65
Certain U.S. Federal Tax Consequences
   to Non-U.S. Holders of Common
   Stock .....................................     67
Underwriting .................................     69
Legal Matters ................................     71
Experts ......................................     71
Additional Information .......................     71
Financial Statements .........................    F-1

     You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.


     No action is being taken in any jurisdiction outside of the United States to permit a public offering of the common stock or possession or distribution of this prospectus in any other jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.


     All brand names and trademarks appearing in this prospectus are the property of their respective holders.


     This prospectus contains statistical data about our industry. Some of this data was obtained from industry publications and reports which we believe to be reliable sources. We have not independently verified this data.


     Until , 2000, all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in the offering. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

     This summary highlights selected information in this prospectus, but it may not contain all of the information that is important to you. To better understand the offering, and for a more complete description of the offering and related transactions, you should read this entire prospectus carefully, including the "Risk Factors" section and the financial statements and the notes to those statements, which are included elsewhere in this prospectus. The information in this prospectus assumes that the underwriters' over-allotment option will not be exercised.


                                  OUR COMPANY

     We are a worldwide leader in the design, manufacture and sale of customized blow molded plastic containers for the branded food and beverage, household and personal care, and automotive lubricants markets with 57 plants throughout North America, Europe and Latin America. Our primary strategy is to operate in select markets in which we will benefit from the growing conversion to high performance plastic packaging. We target branded consumer product manufacturers for whom customized packaging design is a critical component in their efforts to differentiate their products to consumers. We initially pursue these conversion opportunities with one or two major consumer product companies that we expect will lead the conversion to plastic packaging in a particular category. We utilize our innovative design, engineering and technological capabilities to deliver highly customized, high performance packaging to distinguish our customers' branded products. Since the beginning of 1998, we have grown net sales at a compounded annual growth rate of over 18% as a result of our aggressive capital investment and focus on the rapidly converting food and beverage market. With leading positions in each of our core businesses, we believe we are well positioned to continue to benefit from the plastic conversion trend that is still emerging on a global basis and offers us opportunities for attractive margins and returns on investment.

     We have an extensive blue-chip customer base that includes many of the world's largest branded consumer products companies. Approximately one third of our manufacturing plants are located on-site at our customers' manufacturing facilities, which we believe provides a competitive advantage in maintaining and expanding customer relationships. The majority of our sales are made pursuant to long-term customer contracts, which include resin pass-through provisions that mitigate the effect of resin price movements on our profitability.


OUR MARKETS

     We are a leading supplier of plastic packaging in the food and beverage, household and personal care, and automotive lubricants markets which represented 48%, 26% and 26% of our net sales for the quarter ended April 2, 2000.

     Food and Beverage. We produce containers for shelf-stable, refrigerated and frozen juices, non-carbonated juice drinks, teas, isotonics, yogurt and nutritional drinks, soups, toppings, sauces, jellies and jams. We believe, based on internal estimates, that we have the leading domestic market position in plastic containers for juice, frozen concentrate, pasta sauce and yogurt drinks and the leading position in Europe for plastic containers for yogurt drinks. We are one of only three domestic market participants that are leading large-scale product conversions to hot-fill polyethylene terephthalate, or PET, containers, which can be used in applications where the container must withstand very high filling temperatures, necessary to extend shelf-life. We have invested over $170 million in our hot-fill PET portion of our food and beverage business since the beginning of 1997. Primarily as a result of this and other investments, our food and beverage sales have grown at a compound annual growth rate of over 40% in the last three fiscal years. We believe we are strategically positioned to benefit from the estimated 65% of the domestic hot-fill food and beverage market that has yet to convert to plastic and also to take advantage of international conversion opportunities.

     Household and Personal Care. We are a leading supplier of plastic containers for products such as liquid fabric care, dish care, hard-surface cleaners, hair care and body wash. We continue to benefit as products such as liquid fabric care detergents, hard-surface cleaners and liquid automatic dishwashing detergents, which are packaged in plastic containers, capture an increasing share of the market from powdered detergents and cleaners, which are predominantly packaged in paper-based containers. We also expect rapid growth in demand for household and personal care plastic containers internationally to be a key contributor to our business.

     Automotive Lubricants. We believe, based on internal estimates, that we are the number one supplier of one quart plastic motor oil containers in the United States, Canada and Brazil, supplying most of the motor oil producers in these countries, with an approximate 73% U.S. market share, based on 1998 unit sales. We have been producing motor oil containers since the conversion to plastic began 22 years ago and have expanded our market share and maintained margins by partnering with our customers to improve product quality and reduce costs through design improvement, reduced container weight and manufacturing efficiencies. We successfully expanded our operations into Brazil to take advantage of the existing conversion opportunities in that country and anticipate that other economically developing markets will provide similar growth opportunities.

     Our customers include a large number of major food and beverage, household and personal care, and automotive lubricants customers, including:

CUSTOMER                           SELECTED BRAND(S) / PRODUCT(S)
---------------------------------- ---------------------------------------------------------------------------------------------
      Food and Beverage
      Arizona                      Arizona (Registered Trademark)  / Beverages
      Campbell Soup                Liebig (Registered Trademark)  / Ready-to-Serve Soups; V-8 (Registered Trademark)  / Juice
                                   Drinks
      Danone                       Danimals (Registered Trademark)  and Actimel (Registered Trademark)  / Yogurt and
                                   Nutritional Drinks
      Heinz                        Heinz (Registered Trademark)  / Ketchup
      Hershey                      Hershey's (Registered Trademark)  / Toppings
      Minute Maid                  Hi-C (Registered Trademark)  / Juice Drinks
      Nestle                       Quik (Registered Trademark)  / Toppings and Milk Mix; Nescafe (Registered Trademark)  /
                                   Instant Premium Coffee
      Ocean Spray Cranberries      Ocean Spray (Registered Trademark)  / Beverages
      Quaker Oats                  Gatorade (Registered Trademark)  / Beverages
      TreeTop                      TreeTop (Registered Trademark)  / Beverages and Applesauce; Seneca (Registered Trademark)  /
                                   Applesauce
      Triarc                       Snapple (Registered Trademark)  / Beverages
      Tropicana                    Tropicana (Registered Trademark) , Twister (Registered Trademark)  and Dole (Registered
                                   Trademark)  / Beverages
      Unilever                     Ragu (Registered Trademark)  / Pasta Sauces; Amora (Registered Trademark)  / Sauces and
                                   Condiments
      Welch's                      Welch's (Registered Trademark)  / Beverages, Jams, Jellies and Frozen
                                   Concentrate; Bama (Registered Trademark)  / Jams and Jellies

      Household and Personal Care
      Colgate Palmolive            Ajax (Registered Trademark) , Fab (Registered Trademark) , Dynamo (Registered Trademark)  /
                                   Fabric Care; Octagon (Registered Trademark)  / Dish Care
      The Dial Corporation         Purex (Registered Trademark)  / Fabric Care; Dial (Registered Trademark)  / Personal Care
      Henkel                       Dishcare, Hard-Surface Cleaners, Household Cleaners and
                                   Personal Care
      Johnson & Johnson            Johnson & Johnson (Registered Trademark)  / Hair Care
      L'Oreal                      L'Oreal and Garnier Laboratories (Registered Trademark)  / Hair Care
      Procter & Gamble             Mr. Clean (Registered Trademark) , Top Job (Registered Trademark)  and Comet (Registered
                                   Trademark)  / Household Cleaners;
                                   Cascade (Registered Trademark)  / Dish Care; Febreeze (Registered Trademark) , Ariel
                                   (Registered Trademark) , Tide (Registered Trademark) , Lenor (Registered Trademark)  and
                                   Downy (Registered Trademark)  / Fabric Care
      Reckitt Benckiser            Woolite (Registered Trademark)  / Fabric Care and Vanish (Registered Trademark)  / Household
                                   Cleaners
      Unilever                     All (Registered Trademark) , Wisk (Registered Trademark) , Surf (Registered Trademark) ,
                                   Snuggle (Registered Trademark)  and Final Touch (Registered Trademark)  / Fabric Care;
                                   Dove (Registered Trademark) , Suave (Registered Trademark)  and Lever 2000 (Registered
                                   Trademark)  / Personal Care; Elida Gibbs (Registered Trademark)  and
                                   Faberge (Registered Trademark)  / Hair Care

      Automotive Lubricants
      Ashland                      Valvoline (Registered Trademark) , Napa (Registered Trademark)  and CarQuest (Registered
                                   Trademark)  / Motor Oil; Zerex (Registered Trademark)  /
                                   Antifreeze
      Castrol                      Castrol (Registered Trademark) , Syntec (Registered Trademark)  / Motor Oil; Super Clean
                                   (Registered Trademark)  / Heavy Duty Cleaner
      Chevron Products Company     Chevron (Registered Trademark)  and Amoco (Registered Trademark)  / Motor Oil
      Equilon                      Texaco (Registered Trademark) , Havoline (Registered Trademark)  and Shell (Registered
                                   Trademark)  / Motor Oil and Antifreeze
      ExxonMobil                   Mobil (Registered Trademark)  / Motor Oil
      Pennzoil - Quaker State      Pennzoil (Registered Trademark)  and Quaker State (Registered Trademark)  / Motor Oil
      Petrobras                    Petrobras (Registered Trademark)  / Motor Oil
      Petro - Canada               Petro-Canada (Registered Trademark)  / Motor Oil
      Sun Refining                 Sun (Registered Trademark)  and Kendall (Registered Trademark)  / Motor Oil

OUR STRENGTHS


     STRATEGIC FOCUS ON THE RAPIDLY GROWING CUSTOM PLASTIC CONTAINER
INDUSTRY. Changing consumer preferences and technological advancements have accelerated the conversion to plastic containers from other materials. The advantages of plastic containers, such as their lighter weight, shatter resistance, resealability and ease of opening and dispensing, as well as the improved economics and performance of plastics, have resulted from technological enhancements. After the offering, we will be the only publicly traded company in North America that is solely focused on the manufacture and sale of customized plastic containers. We believe that the combination of our leading technology, product innovation, efficient manufacturing operations and strong customer relationships will enable us to capitalize on continuing global conversion trends towards plastic containers.

     LEADERSHIP POSITION IN CORE MARKETS. We enjoy leading positions in all of our core markets. We believe, based on internal estimates, that we have the leading domestic market position in plastic containers for juice, frozen concentrate, pasta sauce and yogurt drinks and the leading position in Europe for plastic containers for yogurt drinks. We are one of only three domestic market participants that are leading large-scale product conversions to hot-fill PET containers. We also believe, based on internal estimates, that we have the number one market position in the one quart/one liter motor oil container markets in the United States, Canada and Brazil. Our leadership positions in our core markets have enabled us to utilize high-speed production systems and achieve significant economies of scale, thereby making us a low-cost manufacturer.

     SUPERIOR PRODUCT DESIGN AND DEVELOPMENT CAPABILITIES. We have demonstrated significant success in designing innovative plastic containers that require customized features such as complex shapes, reduced weight, handles, grips, view stripes, pouring features and graphic-intensive customized labeling, and often must meet specialized performance and structural requirements such as hot-fill capability, recycled material usage, oxygen barriers, flavor protection and multi-layering. In addition to increasing demand for our customers' products, we believe that our innovative packaging stimulates consumer demand and drives further conversion to plastic packaging. Our strong design capabilities have been especially important to our food and beverage customers, who use packaging to differentiate and enhance recognition of their brands. We have recently received design awards for packages which we developed for Welch's, Tropicana, Dannon and Seneca.

     SUCCESSFUL BUSINESS MODEL UTILIZING ON-SITE FACILITIES. Approximately one third of our 57 manufacturing facilities are located on-site at our customers' plants. On-site facilities enable us to foster long-term customer relationships, facilitate just-in-time inventory management and generate significant savings opportunities through process re-engineering, thereby eliminating costly shipping charges and reducing working capital needs. In many cases, our on-site operations are integrated with our customers' manufacturing operations so that deliveries are made, as needed, by direct conveyance to the customers' filling lines.

     DIVERSIFIED BLUE CHIP CUSTOMER BASE. We have an extensive blue-chip customer base that includes many of the world's largest branded consumer products companies. We are the leading custom plastic packaging supplier in several geographic regions and/or for several brands of most of our top customers and we are a sole source provider for many of these customers. We have received awards for quality from several of our major customers, including Chevron, Dial, Ocean Spray and Welch's.

     EXPERIENCED MANAGEMENT TEAM WITH STRONG EQUITY INCENTIVES. We have a talented senior management team, which has a track record of achieving profitable growth, implementing new packaging technology, entering new markets, maintaining our blue chip customer base and effectively integrating complementary acquisitions. Our top twenty managers have an average of 19 years work experience in the packaging industry and 15 years with us. Our senior managers are meaningfully invested in our performance which gives them an ongoing stake in the creation of shareholder value.

OUR STRATEGY

     We intend to expand our leadership position in select value-added plastic packaging opportunities by maintaining our position at the forefront of the plastic conversion trend. We seek to achieve this objective by pursuing the following strategies:

     LEVERAGE OUR DESIGN AND DEVELOPMENT CAPABILITIES TO CAPITALIZE ON CONVERSIONS TO PLASTIC CONTAINERS.

     o Focus on innovative design features, and specialized performance and material requirements

     o Target product categories that demand value-added packaging and that will benefit from conversion to plastics

     o Work with leading consumer product companies to initiate a conversion that we expect will stimulate conversion throughout a product category


     MAINTAIN AND EXPAND POSITION WITH KEY CUSTOMERS.

     o  Deliver superior customer service

     o  Develop innovative and distinctive packaging designs

     o  Open new on-site facilities

     o  Continue to improve our low-cost manufacturing operations

     o  Expand globally alongside key customers


     TARGET CAPITAL INVESTMENT AND EXPAND OUR ON-SITE PLANT NETWORK.

     o Focus investment in selected high growth product categories based upon internal target return requirements

     o  Expand our on-site network globally with existing and new customers

     o Consider select investments, joint ventures and strategic acquisitions to complement growth objectives

     Our principal executive offices are located at 2401 Pleasant Valley Road, York, Pennsylvania 17402, telephone (717) 849-8500.


                               FINANCIAL SPONSOR

     The Blackstone Group, through its affiliates, was the financial sponsor of
our 1998 recapitalization and will beneficially own    % of our outstanding
common stock after the offering and the IPO reorganization described below. Blackstone is not selling any shares in the offering.

     The Blackstone Group is a private investment bank based in New York City. It was founded in 1985 by its Chairman, Peter G. Peterson, and its President and Chief Executive Officer, Stephen A. Schwarzman. Blackstone is a leader in private equity investing, and is currently in the process of investing its Blackstone Capital Partners III fund, which represents approximately $4 billion of equity capital. Blackstone is also engaged in five other business areas including mergers and acquisitions advisory, restructuring and reorganization advisory, private equity real estate investing, private mezzanine investing, and liquid alternative asset investing.


                            THE IPO REORGANIZATION

     Immediately prior to the offering, we will effect an internal reorganization in which GPC Capital Corp. II, a Delaware corporation and a wholly-owned subsidiary of Graham Packaging Holdings Company, will change its name to Graham Packaging Company Inc. and exchange newly issued shares of its common stock for all of the partnership interests of its existing parent, Graham Packaging Holdings Company, a Pennsylvania limited partnership. Upon the exchange, Graham Packaging Holdings Company will liquidate and all of its assets will be transferred to Graham Packaging Company Inc. Simultaneous with the exchange of stock for partnership interests, Graham Packaging Company Inc. will issue options on its common stock to our management in exchange for their Graham Packaging Holdings Company options.

     As a result of the IPO reorganization, we will record a net deferred tax asset of approximately $202.0 million. The net deferred tax asset is primarily based on differences between the financial reporting and tax bases of our assets and liabilities which arose in our 1998 recapitalization. As a result, we will record an increase in additional paid-in capital, partially offset by a deferred tax liability that we will record as a one-time charge to earnings.


                                 THE OFFERING



Common stock offered by us ................................       shares
Common stock to be outstanding after the offering .........       shares
Use of proceeds ...........................................   We intend to use the net proceeds from
                                                              the offering to permanently repay a
                                                              portion of the outstanding term loans and
                                                              temporarily reduce the amounts
                                                              outstanding under the revolving credit
                                                              facility under our senior credit agreement.
                                                              See "Use of Proceeds".
Proposed New York Stock Exchange symbol ...................   "GPA"

     The outstanding share information and other information in this prospectus relating to the number of shares of our common stock and options assumes consummation of the IPO reorganization described under the section entitled "The IPO Reorganization". The outstanding share information also excludes a maximum of 1,633,333 shares of common stock expected to be issuable upon exercise of stock options, at a weighted average price of $7.89 per share, upon consummation of the offering and the IPO reorganization. For more information regarding our capital stock and other related matters, please see "Capitalization" and "Description of Capital Stock".

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following table sets forth summary financial data for our company. You should read this information together with the financial statements and the notes to those statements appearing elsewhere in this prospectus and the information under "Unaudited Pro Forma Financial Information", "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".




                                                               YEAR ENDED DECEMBER 31,              QUARTER ENDED
                                                        ------------------------------------- -------------------------
                                                                                               MARCH 28,     APRIL 2,
                                                            1997        1998         1999         1999         2000
                                                        ----------- ----------- ------------- ----------- -------------
                                                                     (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales (1) .........................................  $ 521.7     $ 588.1      $  716.1     $ 159.1      $ 205.0
Gross profit (1) ......................................  $  84.7     $ 115.4      $  142.7     $  27.9      $  34.9
Selling, general and administrative expenses ..........     34.9        37.8          48.0        10.5         13.4
Special charges and unusual items (2) .................     24.4        24.2           4.6         1.2          0.4
                                                         -------     -------      --------     -------      -------
Operating income ......................................     25.4        53.4          90.1        16.2         21.1
Recapitalization expenses (3) .........................        --       11.8            --           --           --
Interest expense, net .................................     13.4        68.0          87.5        19.4         24.4
Other expense (income), net ...........................      0.7       (  0.2)      (  0.7)      (  0.1)        0.1
Minority interest .....................................      0.2           --       (  0.5)          --       (  0.3)
Income tax provision (4) ..............................      0.6         1.1           2.5         0.3          0.2
                                                         --------    --------     --------     --------     --------
Income (loss) before extraordinary item ...............     10.5       ( 27.3)         1.3       (  3.4)      (  3.3)
Extraordinary loss (5) ................................        --        0.7            --           --           --
                                                         --------    --------     --------     --------     --------
Net income (loss) (6)(7) ..............................  $  10.5     $  (28.0)    $    1.3     $   (3.4)    $   (3.3)
                                                         ========    ========     ========     ========     ========
PRO FORMA STATEMENT OF OPERATIONS DATA, AS
ADJUSTED FOR THE IPO REORGANIZATION (8):
Pro forma net income (loss) ...........................                           $   (0.2)    $   (1.9)    $   (2.6)
Pro forma earnings (loss) per share:
 Basic ................................................                           $  (0.01)   $   (0.06)    $  (0.08)
 Diluted ..............................................                              (0.01)       (0.06)       (0.08)
PRO FORMA STATEMENT OF OPERATIONS DATA, AS
FURTHER ADJUSTED FOR THE OFFERING (9):
Pro forma net income ..................................                           $  10.8                   $   0.6
Pro forma interest expense, net .......................                              69.1                      19.1
Pro forma earnings per share:
 Basic ................................................                           $                         $
 Diluted ..............................................
OTHER DATA:
Net sales growth ......................................      13.5%       12.7%       21.8  %         --        28.8  %
Sales volume, in resin pounds .........................    448.0       503.4        614.6        144.2        168.0
Sales volume growth ...................................      14.0%       12.4%       22.1  %         --        16.5  %
Cash flows from:
 Operating activities .................................  $  66.9     $  41.8      $  55.5     $   (7.2)       $(1.5)
 Investing activities .................................    ( 72.3)     (181.2)      (181.8)      (33.7)       (38.0)
 Financing activities .................................      9.5       139.7        126.2         40.6         38.9
Adjusted EBITDA (10) ..................................     90.1       117.8        149.1         29.4         37.2
Depreciation and amortization (11) ....................     41.0        39.3         53.2         11.8         15.2
Capital expenditures (excluding acquisitions) .........     53.2       133.9        171.0         33.8         38.0
Investments (including acquisitions) (7) ..............     19.0        45.2         10.3            --           --

                                                                        AS OF APRIL 2, 2000
                                                                  -------------------------------
                                                                                  AS ADJUSTED FOR
                                                                                      THE IPO
                                                                                  REORGANIZATION
                                                                                      AND THE
                                                                     ACTUAL        OFFERING (9)
                                                                  ------------   ----------------
BALANCE SHEET DATA:
Working capital (deficit) (12) ................................    $    28.2         $  28.2
Total assets ..................................................        780.4           980.8
Total debt ....................................................      1,060.0           854.8
Partners' capital/stockholders' equity (deficit) (13) .........      ( 465.2)          (59.6)

----------
(1) Net sales increase or decrease based on fluctuations in resin prices as industry practice and our agreements with our customers permit substantially all price changes to be passed through to customers by means of corresponding changes in product pricing. Therefore, our dollar gross profit is substantially unaffected by fluctuations in resin prices.


(2) Includes compensation costs related to our 1998 recapitalization, restructuring, systems conversion, aborted acquisition and legal costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements, including the related notes.

(3) See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements, including the related notes.

(4) As a limited partnership, our predecessor, Graham Packaging Holdings Company, was not subject to U.S. federal income taxes or most state income taxes. Instead, taxes were assessed to its partners based on its income. Graham Packaging Holdings Company made tax distributions to its partners to reimburse them for tax liabilities. Our foreign operations are subject to tax in their local jurisdictions. Most of these entities have historically had net operating losses and recognized minimal tax expense.

(5) Represents costs incurred, including the write-off of unamortized debt issuance fees, in connection with the early extinguishment of debt.

(6) Effective June 28, 1999, we changed our method of valuing inventories for our domestic operations from the LIFO method to the FIFO method as over time it more closely matches revenues with costs. The FIFO method more accurately reflects the costs related to the actual physical flow of raw materials and finished goods inventory. Accordingly, we believe the FIFO method of valuing inventory will result in a better measurement of operating results. All previously reported results have been restated to reflect the retroactive application of the accounting change as required by generally accepted accounting principles. The accounting change increased net income for the year ended December 31, 1997 by $0.3 million and increased the net loss for the year ended December 31, 1998 by $2.0 million.

(7) In April 1997, we acquired 80% of certain assets and assumed 80% of certain liabilities of Rheem-Graham Embalagens Ltda. for $20.3 million, excluding direct costs of the acquisition. The remaining 20% was purchased in February 1998. In July 1998, we acquired selected plastic container manufacturing operations of Crown, Cork & Seal located in France, Germany, the United Kingdom and Turkey for $38.9 million, excluding direct costs of the acquisition, net of liabilities assumed. On April 26, 1999, we acquired 51% of the operating assets of PlasPET Florida, Ltd., while becoming the general partner on July 6, 1999, for $1.1 million, excluding direct costs of the acquisition, net of liabilities assumed, subject to certain contingent consideration. On July 1, 1999, we acquired selected companies located in Argentina for $8.0 million, excluding direct costs of the acquisition, net of liabilities assumed, subject to certain contingent consideration. Amounts shown under the caption "Investments (including acquisitions)" represent cash paid, net of cash acquired in the acquisitions. We accounted for these transactions under the purchase method of accounting. Results of operations are included since the dates of acquisition.

(8) As a result of the IPO reorganization, our taxable income will become subject to federal and state income taxes and we will not be required to make tax distributions. The pro forma data assumes that we were subject to federal and state income taxes at the effective tax rates that would have applied for each period presented. Historical earnings (loss) per share is not presented because it is not considered meaningful. Pro forma basic earnings (loss) per share is calculated based on 32,666,667 weighted average common shares outstanding for all periods presented. Pro forma diluted earnings (loss) per share is calculated based on the dilutive effect of stock options.

(9) Pro forma statement of operations data, as further adjusted for the offering, give effect to both the IPO reorganization and the offering as if each had occurred on January 1, 1999. Pro forma balance sheet data, as further adjusted for the offering, give effect to both the IPO reorganization and the offering as if each had occurred on April 2, 2000. See "Unaudited Pro Forma Financial Information".

(10) Adjusted EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be used as an alternative to net income as an indicator of operating performance or to cash flow as a measure of liquidity. Adjusted EBITDA is defined in our two existing indentures as earnings before minority interest, extraordinary items, interest expense, interest income, income taxes, depreciation and amortization expense, the ongoing $1 million per year fee paid pursuant to the Blackstone monitoring agreement, non-cash equity income in earnings of joint venture, other non-cash charges, recapitalization expenses, special charges and unusual items and non-recurring charges. See "Selected Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements, including the related notes, included elsewhere in this prospectus. Adjusted EBITDA is included in this prospectus to provide additional information with respect to our ability to satisfy our debt service, capital expenditure and working capital requirements and because certain covenants in our borrowing arrangements are tied to similar measures. While Adjusted EBITDA and similar measures are frequently used as a measure of operations and the ability to meet debt service requirements, these terms are not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation.

(11) Depreciation and amortization excludes amortization of debt issuance fees, which is included in interest expense, net.

(12) Working capital is defined as current assets, less cash and cash equivalents, minus current liabilities, less current maturities of long-term debt.

(13) As a result of our 1998 recapitalization, as of April 2, 2000, we had negative net worth for accounting purposes. However, in our 1998 recapitalization, Blackstone and an institutional investor paid $208.3 million in cash for 85% of the partnership interests of Graham Packaging Holdings Company and the Graham family retained a 15% interest which, based on the amount paid by Blackstone and the institutional investor, had an implied value of $36.8 million.

                                  RISK FACTORS

     As a stockholder, you will be subject to all risks inherent in our business. The market value of your shares will reflect the performance of our business relative to, among other things, that of our competitors and general economic, market and industry conditions. The value of your investment may increase or may decline and could result in a loss. You should carefully consider the following factors as well as the other information contained in this prospectus before deciding to invest in our common stock.


 Risks related to our business


INCREASES IN RESIN PRICES AND REDUCTIONS IN RESIN SUPPLIES COULD SIGNIFICANTLY SLOW OUR GROWTH AND DISRUPT OUR OPERATIONS

     We depend on large quantities of PET and HDPE resins in manufacturing our products. One of our primary strategies is to grow our business by capitalizing on the conversion from glass, metal and paper containers to plastic containers. A sustained increase in resin prices, to the extent that those costs are not passed on to the end-consumer, would make plastic containers less economical for our customers, and could result in a slower pace of conversions to plastic containers. Historically, we have passed through substantially all increases in the cost of resins to our customers through contractual provisions and standard industry practice; however, if we are not able to do so in the future and there are sustained increases in resin prices, our operating margins could be affected adversely. Furthermore, if we cannot obtain resin from any of our suppliers, we may have difficulty obtaining alternate sources quickly and economically, and our operations and profitability may be impaired.


OUR COMPETITIVE POSITION COULD BE IMPAIRED IF OUR COMPETITORS DEVELOP MORE EFFICIENT OR LESS EXPENSIVE MANUFACTURING TECHNIQUES

     The manufacture and sale of plastic containers is highly competitive, and several of our competitors are larger than we are and have substantially greater financial resources than we do. In particular, price competition may affect our results of operations. We cannot assure you that new technologies will not be created to allow competitive products to be manufactured at lower costs and greater efficiencies than those which exist today.


OUR DEBT AGREEMENTS CONTAIN RESTRICTIONS THAT MAY LIMIT OUR FLEXIBILITY IN OPERATING OUR BUSINESS

     Our senior credit agreement and our indentures contain a number of significant covenants that, among other things, restrict our ability to dispose of assets, repay other indebtedness, incur additional indebtedness, pay dividends, prepay subordinated indebtedness, incur liens, make capital expenditures, certain investments or acquisitions, engage in mergers or consolidations, engage in certain transactions with affiliates and otherwise restrict our activities. In addition, under our senior credit agreement, we are required to satisfy specified financial ratios and tests. Our ability to comply with those provisions may be affected by events beyond our control, and there can be no assurance that we will meet those tests. The breach of any of these covenants could result in a default under our senior credit agreement and the lenders could elect to declare all amounts borrowed under our senior credit agreement, together with accrued interest, to be due and payable and could proceed against any collateral securing that indebtedness. If any of our indebtedness were to be accelerated, our assets may not be sufficient to repay in full that indebtedness and our other indebtedness.


OUR AVAILABLE CASH AND ACCESS TO ADDITIONAL CAPITAL MAY BE LIMITED BY OUR SUBSTANTIAL LEVERAGE

     We are highly leveraged. As of April 2, 2000, on a pro forma basis after giving effect to the offering and the application of the net proceeds from the offering, we would have had consolidated indebtedness of $854.8 million and stockholders' deficit of $59.6 million. Availability under our two revolving credit facilities as of April 2, 2000, on a pro forma basis after giving effect to the IPO reorganization and the offering, would have been $170.2 million, $70.2 million of which would have been under our revolving credit facility and $100.0 million of which would have been under our growth capital revolving credit facility. Our senior credit agreement and our indentures permit us to incur additional indebtedness, subject to certain limitations. All loans outstanding under our revolving credit facilities are scheduled to be repaid in 2004 and our scheduled annual principal repayments for the term loans under our senior credit agreement, on the same pro forma basis, would be as follows:

   o 2000 -- $11.8 million (of which $3.7 million had been paid as of April 2, 2000)
   o  2001 -- $14.5 million
   o  2002 -- $18.1 million
   o  2003 -- $19.9 million
   o  2004 -- $67.3 million
   o  2005 -- $47.0 million
   o  2006 -- $175.8 million
   o  2007 -- $53.6 million

     In addition, $225 million of senior subordinated notes of our subsidiary, Graham Packaging Company, matures in 2008 and $169 million of our senior discount notes matures in 2009.

     Our high degree of leverage could have important consequences to you, including, but not limited to, the following:

      o our ability to refinance existing indebtedness or to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired in the future;

      o a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes, including capital expenditures necessary for maintenance of our facilities and for the growth of our businesses;

      o certain borrowings are and will continue to be at variable rates of interest, which exposes us to the risk of increased interest rates;

      o we may be substantially more leveraged than certain of our competitors, which may place us at a competitive disadvantage; and

      o our substantial degree of leverage may hinder our ability to adjust rapidly to changing market conditions and could make us more vulnerable in the event of a downturn in general economic conditions or in our business.



OUR INTERNATIONAL OPERATIONS SUBJECT US TO RISKS RELATED TO FOREIGN CURRENCIES AND LOCAL LAWS IN SEVERAL COUNTRIES

     We have significant operations outside the United States in the form of wholly owned subsidiaries, cooperative joint ventures and other arrangements. Our 24 plants outside of the United States are located in Argentina (2), Belgium (1), Brazil (5), Canada (4), France (4), Germany (2), Hungary (1), Italy (2), Poland (1), Turkey (1) and the United Kingdom (1). As a result, we are subject to risks associated with operating in foreign countries, including fluctuations in currency exchange rates (recently in Brazil in particular), imposition of limitations on conversion of foreign currencies into dollars or remittance of dividends and other payments by foreign subsidiaries, imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries, labor relations problems, hyperinflation in certain foreign countries and imposition or increase of investment and other restrictions by foreign governments or the imposition of environmental or employment laws. To date, the above risks in Europe, North America and Latin America have not had a material impact on our operations, but those risks may hurt our business in the future.

OUR FINANCIAL CONDITION COULD BE ADVERSELY AFFECTED IF WE LOST ANY OF OUR LARGEST CUSTOMERS

     All product lines we provide to Unilever, our largest customer, collectively accounted for approximately 10% of our net sales for the year ended December 31, 1999 and approximately 9% of our net sales for the quarter ended April 2, 2000. Unilever's termination of its relationship with us could have a material adverse effect upon our business, financial position or results of operations. Additionally, in 1999 our top 20 customers comprised over 76% of our net sales. Our existing customers' purchase orders and contracts typically vary from one to ten years. Prices under these arrangements are tied to market standards and therefore vary with market conditions. The contracts generally are requirements contracts which do not obligate the customer to purchase any given amount of product from us. Accordingly, despite the existence of supply contracts with our customers, we face the risk that customers will not purchase the amounts that we expect pursuant to their supply contracts.


OUR PROFITABILITY COULD DECLINE IF WE FAIL TO INCREASE OUR EFFICIENCY IN THE DECLINING DOMESTIC MOTOR OIL BUSINESS

     We forecast that the domestic one quart motor oil business will decline between 1% to 2% measured by unit volume per year for the next five years due to several factors, including, but not limited to, the decreased need of motor oil changes in new automobiles and the growth in retail automotive fast lubrication and fluid maintenance service centers such as Jiffy Lube Service Centers. In the past, we have encountered pricing pressures on several existing contracts that came up for renewal. Our domestic automotive business generated net sales of $171.4 million and $45.7 million for the year ended December 31, 1999 and the quarter ended April 2, 2000, respectively, which accounted for 24% and 22% of our total net sales for those periods. Although we have been able over time to partially offset pricing pressures by reducing our cost structure and making the manufacturing process associated with our domestic automotive business more efficient, we cannot assure you that we will be able to continue to do so in the future. Further declines in domestic demand for, and prices of, plastic packaging for motor oil could have a material adverse effect on our results of operations, financial condition and cash flow.


OUR OPERATIONS COULD EXPOSE US TO SUBSTANTIAL ENVIRONMENTAL COSTS AND
   LIABILITIES

     We must comply with a variety of national, state, provincial and/or local laws and regulations that impose limitations and prohibitions on the discharge and emission of, and establish standards for the use, disposal, and management of, certain materials and waste, and impose liability for the costs of investigating and cleaning up, and certain damages resulting from, present and past spills, disposals, or other releases of hazardous substances or materials. These domestic and international environmental laws can be complex and may change often, the compliance expenses can be significant, and violations may result in substantial fines and penalties. In addition, environmental laws such as the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, also known as "Superfund" in the United States, impose strict, and in certain circumstances, joint and several, liability on specified responsible parties for the investigation and cleanup of contaminated soil, groundwater and buildings, and liability for damages to natural resources, at a wide range of properties. As a result, contamination at properties that we formerly owned or operated, as well as contamination at properties that we currently own or operate, as well as contamination at properties to which we sent hazardous substances, may result in our liability under environmental laws. As a manufacturer, we have an inherent risk of liability under environmental laws, both with respect to ongoing operations and with respect to contamination that may have occurred in the past on our properties or as a result of our operations. We could, in the future, incur a material liability resulting from the costs of complying with environmental laws or any claims concerning noncompliance, or liability from contamination.

     In addition, a number of governmental authorities both in the United States and abroad have considered or are expected to consider legislation aimed at reducing the amount of plastic wastes disposed. Programs have included mandating certain rates of recycling and/or the use of recycled materials, imposing deposits or taxes on plastic packaging material, and requiring retailers or manufacturers to take back packaging used for their products. Legislation, as well as voluntary initiatives similarly aimed at reducing the level of plastic wastes, could reduce the demand for certain plastic packaging, result in greater costs for plastic packaging manufacturers, or otherwise impact our business. Some consumer products companies, including some of our customers, have responded to these governmental initiatives and to perceived environmental concerns of consumers by using containers made in whole or in part of recycled plastic. We cannot assure you that legislation and initiatives will not in the future adversely affect us in a manner that would be material.


BLACKSTONE CONTROLS US AND MAY HAVE CONFLICTS OF INTEREST WITH US OR OTHER STOCKHOLDERS IN THE FUTURE

     After the IPO reorganization and the offering, Blackstone will control approximately % of our common stock. Accordingly, Blackstone has the power to elect a majority of our board of directors, appoint new management and approve any action requiring the approval of our shareholders, including adopting amendments to our certificate of incorporation and approving mergers or sales of substantially all of our assets. We cannot assure you that the interests of Blackstone will not conflict with the interests of holders of common stock.


OUR ABILITY TO OPERATE OUR COMPANY EFFECTIVELY COULD BE IMPAIRED IF WE LOST KEY PERSONNEL

     Our success depends to a large extent on a number of key employees, and the loss of the services provided by them could have a material adverse effect on our ability to operate our business and implement our strategies effectively. In particular, the loss of the services provided by G. Robinson Beeson, Scott G. Booth, John A. Buttermore, John E. Hamilton, Roger M. Prevot and Philip R. Yates, among others, could have a material adverse effect on us. We do not maintain "key" person insurance on any of our executive officers.


IF WE MAKE ACQUISITIONS IN THE FUTURE, WE MAY EXPERIENCE ASSIMILATION PROBLEMS AND DISSIPATION OF MANAGEMENT RESOURCES AND WE MAY NEED TO INCUR ADDITIONAL INDEBTEDNESS

     Our future growth may be a function, in part, of acquisitions of other consumer goods packaging businesses. To the extent that we grow through acquisitions, we will face the operational and financial risks commonly encountered with that type of a strategy. We would also face certain operational risks, such as failing to assimilate the operations and personnel of the acquired businesses, disrupting our ongoing business, dissipating our limited management resources and impairing relationships with employees and customers of the acquired business as a result of changes in ownership and management. Additionally, in order to finance acquisitions, we would likely incur additional indebtedness, as permitted under our senior credit agreement and our indentures, in which case we would also face certain financial risks associated with the incurring of additional indebtedness to make an acquisition, such as reducing our liquidity, access to capital markets and financial stability.


OUR OPERATIONS AND PROFITABILITY COULD SUFFER IF WE EXPERIENCE LABOR RELATIONS PROBLEMS

     Approximately 36% of our employees are covered by collective bargaining or similar agreements which expire at various times in each of the next several years. We believe that we have satisfactory relations with our unions and, therefore, anticipate reaching new agreements on satisfactory terms as the existing agreements expire. We cannot assure you however, that new agreements will be reached without a work stoppage or strike or will be reached on terms satisfactory to us. A prolonged work stoppage or strike at any one of our manufacturing facilities could have a material adverse effect on our results of operations.


 Risks related to this offering


THERE IS NO PRIOR MARKET FOR OUR COMMON STOCK AND AN ACTIVE TRADING MARKET MAY NOT DEVELOP

     Prior to the offering, there has been no public market for our common stock, and there can be no assurance that an active trading market will develop or be sustained in the future. The initial public offering price of the common stock has been determined solely by negotiations between us and the underwriters and may not be indicative of the market price of the common stock after completion of the offering or the price at which common stock may be sold in the public market after the offering. See "Underwriting" for information relating to the method of determining the initial public offering price of common stock.

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IF YOU PURCHASE COMMON STOCK IN THE OFFERING


     The initial public offering price is substantially higher than the book value per share of our common stock. Accordingly, purchasers of our common stock offered hereby will experience immediate and substantial dilution of $ in tangible book value per share of the common stock.


     You will also experience dilution if we issue new shares of our common stock as consideration for acquisitions. Furthermore, in the event that Blackstone is required to make an equity contribution to us beginning in June 2001 under the terms of a capital call agreement entered into in connection with our senior credit agreement, we will be required to issue up to $50 million of common stock to Blackstone. If Blackstone is required to make an equity contribution to us pursuant to a capital call after the offering, we expect that they will purchase shares of our common stock at a price per share equal to the average trading price for the 20 trading days immediately prior to the purchase. See "Dilution" and "Description of Certain Indebtedness".


THE SALE OR AVAILABILITY FOR SALE OF SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK COULD CAUSE OUR STOCK PRICE TO DECLINE


     Sales of substantial amounts of our common stock in the public market after the completion of the offering or the public perception that these sales could occur could cause a decline in the market price of our common stock and could impair our future ability to raise capital through offerings of our
common stock. There will be    shares of common stock outstanding immediately
after the offering, or    shares if the underwriters exercise their
over-allotment option in full, and a maximum of 1,633,333 shares underlying outstanding options. The shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act, unless held by our "affiliates," as that term is defined in Rule 144 under the Securities Act. Shares that are "restricted securities," as that term is defined under Rule 144 of the Securities Act, subject to the restrictions described below, will become eligible for sale in the public market at various times after 90 days after the date of this prospectus, subject to the limitations and other conditions of Rule 144 under the Securities Act.


     In connection with the offering, we, Blackstone and our executive officers and directors have agreed, except in limited circumstances, not to sell an
aggregate of    shares of common stock owned by them and options exercisable for a maximum of an additional 1,633,333 shares of common stock, or the common stock underlying those options, for 180 days after completion of the offering without the lead underwriters' consent. We cannot predict what effect, if any, sales of shares held by principal shareholders or any other shareholder or the availability of these shares for future sale will have on the market price of our common stock.

             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS


     All statements other than statements of historical facts included in this prospectus, including statements regarding our future financial position, economic performance and results of operations, as well as our business strategy, budgets and projected costs and plans and objectives of management for future operations, and the information referred to under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quantitative and Qualitative Disclosures About Market Risk", are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", or "continue" or the negative thereof or variations thereon or similar terminology. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations include, without limitation, our exposure to fluctuations in resin prices and our dependence on resin supplies, competition in our markets, including the impact of possible new technologies, our high degree of leverage and substantial debt service obligations, the restrictive covenants contained in instruments governing our indebtedness, a decline in the domestic motor oil business, risks associated with our international operations, our dependence on significant customers and the risk that customers will not purchase our products in the amounts expected by us under our requirements contracts, our dependence on our key management and our labor force and the material adverse effect that could result from the loss of their services, risks associated with environmental regulation, risks associated with possible future acquisitions, and the possibility that we may not be able to achieve success in developing and expanding our business, including our hot-fill PET plastic container business. See "Risk Factors". All forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph.

                             THE IPO REORGANIZATION


     Immediately prior to, and in connection with, the offering, we will undergo a reorganization in which GPC Capital Corp. II, a Delaware corporation and a wholly-owned subsidiary of Graham Packaging Holdings Company, will change its name to Graham Packaging Company Inc. and exchange newly issued shares of its common stock for all of the partnership interests of its existing parent Graham Packaging Holdings Company, a Pennsylvania limited partnership. Prior to the IPO reorganization, our sole purpose has been to act as co-obligor with Graham Packaging Holdings Company on our senior discount notes and as co-guarantor with Graham Packaging Holdings Company under our senior credit agreement. We have had only nominal assets, do not conduct any operations and did not receive any proceeds from co-issuing the senior discount notes.


     Graham Packaging Holdings Company is currently owned by Blackstone, certain members of our management and an institutional investor, who collectively own an 81% limited partnership interest and a 4% general partnership interest, and by members of the Graham family, who collectively own a 14% limited partnership interest and a 1% general partnership interest. In the IPO reorganization, Graham Packaging Company Inc. will exchange newly issued shares of its common stock for all of these partnership interests.


     Upon the exchange of our common stock for the partnership interests of Graham Packaging Holdings Company, Graham Packaging Holdings Company will liquidate and all of its assets will be transferred to Graham Packaging Company Inc. Simultaneous with the exchange of stock for partnership interests, Graham Packaging Company Inc. will issue options on its common stock to our management in exchange for their Graham Packaging Holdings Company options.


     As a result of the IPO reorganization, we will record a net deferred tax asset of approximately $202.0 million. The net deferred tax asset is primarily based on differences between the financial reporting and tax bases of our assets and liabilities which arose in our 1998 recapitalization. As a result, we will record an increase in additional paid-in capital, partially offset by a deferred tax liability that we will record as a one-time charge to earnings.

                                USE OF PROCEEDS


     The net proceeds to us, after deducting the underwriting discount and estimated offering expenses, from the sale of the common stock offered by us in
the offering at an assumed public offering price of $   are estimated to be
approximately $205.1 million, $   million if the underwriters exercise their
over-allotment option. We intend to use the net proceeds from the offering to permanently repay an aggregate of approximately $153.9 million of term loans under our senior credit agreement, consisting of $20.0 million of our tranche A term loan, $47.2 million of our tranche B term loan, $39.1 million of our tranche C term loan and $47.6 million of our tranche D term loan. We will use the remaining $51.2 million to temporarily reduce the amounts outstanding under our revolving credit facility. We may reborrow at any time prior to maturity the amount repaid under our revolving credit facility. We will not use any of the proceeds to repay any amounts outstanding under our growth capital revolving credit facility.


     As of June 30, 2000, the tranche A term loan, tranche B term loan, tranche C term loan and tranche D term loans accrued interest at rates of 8.81%, 9.31%, 9.56% and 9.74%, respectively, and were due to mature on January 31, 2004, January 31, 2006, January 31, 2007 and January 31, 2007, respectively. The revolving credit loans accrued interest as of June 30, 2000 at a weighted average rate of 9.11% and were due to mature on January 31, 2004.

                                DIVIDEND POLICY


     We do not anticipate paying any cash dividends for the foreseeable future, and instead intend to retain earnings, if any, for future operation and expansion. Any decision to pay dividends in the future will be at the discretion of our board of directors and will depend upon our operations, legal restrictions and other factors deemed relevant by our board of directors. In addition, our senior credit agreement and the indentures governing our senior subordinated notes and senior discount notes restrict our ability to declare or pay cash dividends.


                                    DILUTION


     As of April 2, 2000, we had a net tangible book deficit of approximately $315.0 million, or $9.64 per share, on a pro forma basis after giving effect to the IPO reorganization. Net tangible book value per share is equal to total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of common stock then outstanding. Without taking into account any adjustment in net tangible book value attributable to operations after April 2, 2000, after giving effect to the sale by us of shares in the offering at an assumed initial public offering price of $ , our adjusted net tangible book value as of April 2, 2000, after deduction of the underwriting discount and estimated offering expenses and the application of the estimated net proceeds therefrom as described under "Use of Proceeds",
would have been approximately $   million or $   per share. This represents an
immediate increase in net tangible book value of $  per share to existing
stockholders and an immediate dilution of $   per share to new investors. The
following table illustrates this per share dilution:



Assumed initial public offering price per share ................................    $
   Net tangible book deficit per share as of April 2, 2000 pro forma for the IPO
    reorganization .............................................................      (9.64)
  Increase per share attributable to new investors .............................
                                                                                    -------
Net tangible book value per share after the offering ...........................
                                                                                    -------
Dilution per share to new investors ............................................    $
                                                                                    =======

     The following table summarizes as of April 2, 2000 the relative investments of all existing stockholders and new investors, giving effect to our sale of shares in the offering at an assumed initial public offering price
of $   per share (without giving effect to the underwriting discount and offering expenses payable by us):




                                    SHARES PURCHASED     TOTAL CONSIDERATION
                                  --------------------   --------------------    AVERAGE PRICE
                                   NUMBER     PERCENT     AMOUNT     PERCENT       PER SHARE
                                  --------   ---------   --------   ---------   --------------
Existing stockholders .........                     %      $                         $
New investors .................                                          %
                                   -------       ------    ------      ------
  Total .......................                   %        $             %
                                   =======       ======    ======      ======

                                 CAPITALIZATION


     The following table sets forth the capitalization on an unaudited, actual basis of Graham Packaging Holdings Company as of April 2, 2000 and the capitalization on an unaudited, as adjusted basis after giving effect to the IPO reorganization and application of the estimated net proceeds from our sale of the shares of common stock in the offering at an assumed initial public
offering price of $   per share.



                                                                               APRIL 2, 2000
                                                                    ------------------------------------
                                                                                     AS ADJUSTED FOR THE
                                                                                     IPO REORGANIZATION
                                                                                             AND
                                                                        ACTUAL          THE OFFERING
                                                                    -------------   --------------------
                                                                               (IN THOUSANDS)
Long-term debt, including current portion:
  Senior credit agreement (1)
    Revolving credit facility (2) ...............................    $  134,000          $  82,712
    Term loans ..................................................       558,113            404,250
   8 3/4% senior subordinated notes due 2008 (1) ................       150,000            150,000
   Floating rate senior subordinated notes due 2008 (1) .........        75,000             75,000
   10 3/4% senior discount notes due 2009 (3) ...................       126,354            126,354
   Other debt ...................................................        16,503             16,503
                                                                     ----------          ---------
Total debt ......................................................     1,059,970            854,819
                                                                     ----------          ---------
Partners' capital/stockholders' equity (deficit):
   Partners' capital (deficit) ..................................      (442,133)                --
   Common stock,    shares authorized; no shares issued
    and outstanding, actual;    shares issued and
    outstanding, as adjusted for the IPO reorganization and
    the offering ................................................            --                473
   Additional paid in capital (deficit) .........................            --            (23,567)
   Retained earnings (deficit) ..................................            --            (13,468)
   Accumulated other comprehensive loss .........................       (23,045)           (23,045)
                                                                     ----------          ---------
Total partners' capital/stockholders' equity (deficit) ..........      (465,178)           (59,607)
                                                                     ----------          ---------
   Total capitalization .........................................    $  594,792          $ 795,212
                                                                     ==========          =========

----------
(1)   Represents debt of our subsidiary, Graham Packaging Company.

(2) A maximum of $155.0 million is available for borrowing under the revolving credit facility. We also have a growth capital revolver, which has a maximum of $100.0 million available for borrowing. As of April 2, 2000, on an actual and as adjusted basis, we had no loans outstanding under that facility. As of June 30, 2000, approximately $125 million of loans were outstanding under our revolving credit facility, and approximately $40 million of loans were outstanding under our growth capital revolving credit facility. See "Description of Certain Indebtedness".

(3) The senior discount notes accrete to $169 million aggregate principal amount at maturity.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma condensed consolidated financial statements have been derived by the application of pro forma adjustments to the historical consolidated financial statements of our parent, Graham Packaging Holdings Company, included elsewhere in this prospectus. The unaudited pro forma condensed consolidated statements of operations for the quarter ended April 2, 2000 and the year ended December 31, 1999 give effect to the IPO reorganization and the offering as if those transactions had occurred on January 1, 1999. The unaudited pro forma condensed consolidated balance sheet as of April 2, 2000 gives effect to the IPO reorganization and the offering as if those transactions had occurred on April 2, 2000. The pro forma adjustments are described in the accompanying notes.


     The unaudited pro forma condensed consolidated financial statements should not be considered indicative of actual results that would have been achieved had the IPO reorganization and the offering been consummated on the dates or for the periods indicated and do not purport to indicate balance sheet data or results of operations as of any future date or for any future period. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical consolidated financial statements of Graham Packaging Holdings Company and the related notes included elsewhere in this prospectus.

                         GRAHAM PACKAGING COMPANY INC.
      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                 (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)




                                                            ACTUAL
                                                            GRAHAM                                               PRO FORMA
                                                          PACKAGING           IPO                                  GRAHAM
                                                           HOLDINGS     REORGANIZATION         OFFERING          PACKAGING
                                                           COMPANY        ADJUSTMENTS        ADJUSTMENTS        COMPANY INC.
                                                         -----------   ----------------   -----------------   ---------------
Net sales ............................................    $  716.1                                               $  716.1
Cost of goods sold ...................................       573.4                                                  573.4
                                                          --------                                               --------
Gross profit .........................................       142.7                                                  142.7
Selling, general and administrative expenses .........        48.0                                                   48.0
Special charges and unusual items ....................         4.6                                                    4.6
                                                          --------                                               --------
Operating income .....................................        90.1                                                   90.1
Interest expense, net ................................        87.5                            $  (18.4)(b)           69.1
Other (income) expense ...............................      (  0.7)                                                (  0.7)
Minority interest ....................................      (  0.5)                                                (  0.5)
                                                          --------                            --------           --------
Income before income taxes ...........................         3.8                                18.4               22.2
Income tax provision .................................         2.5        $   1.5(a)               7.4 (c)           11.4
                                                          --------        -------             --------           --------
Net income (loss) ....................................    $    1.3        $  (1.5)            $   11.0          $    10.8(d)
                                                          ========        =======             ========          =========
Pro forma earnings per share:
 Basic ...............................................                                                          $
 Diluted .............................................
Weighted average shares outstanding (in
 thousands):
 Basic ...............................................
 Diluted .............................................

                            See accompanying notes.

                         GRAHAM PACKAGING COMPANY INC.
      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE QUARTER ENDED APRIL 2, 2000
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)




                                                            ACTUAL
                                                            GRAHAM                                              PRO FORMA
                                                          PACKAGING           IPO                                 GRAHAM
                                                           HOLDINGS     REORGANIZATION        OFFERING          PACKAGING
                                                           COMPANY        ADJUSTMENTS        ADJUSTMENTS       COMPANY INC.
                                                         -----------   ----------------   ----------------   ---------------
Net sales ............................................     $ 205.0                                              $  205.0
Cost of goods sold ...................................       170.1                                                 170.1
                                                           -------                                              --------
Gross profit .........................................        34.9                                                  34.9
Selling, general and administrative expenses .........        13.4                                                   3.4
Special charges and unusual items ....................         0.4                                                   0.4
                                                           -------                                              --------
Operating income .....................................        21.1                                                  21.1
Interest expense, net ................................        24.4                            $  (5.3)(b)           19.1
Other (income) expense ...............................         0.1                                                   0.1
Minority interest ....................................      (  0.3)                                               (  0.3)
                                                           -------                            -------           --------
Income (loss) before income taxes ....................      (  3.1)                               5.3                2.2
Income tax provision (benefit) .......................         0.2         $  (0.7)(a)            2.1 (c)            1.6
                                                           -------         -------            -------           --------
Net income (loss) ....................................    $   (3.3)        $   0.7            $   3.2          $     0.6(d)
                                                          ========         =======            =======          =========
Pro forma earnings per share:
 Basic ...............................................                                                         $
 Diluted .............................................
Weighted average shares outstanding (in
 thousands):
 Basic ...............................................
 Diluted .............................................

                            See accompanying notes.

                         GRAHAM PACKAGING COMPANY INC.
              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                           STATEMENTS OF OPERATIONS


(a) To reflect federal and state income taxes that Graham Packaging Holdings Company would have been subject to as a corporation had the IPO reorganization occurred on January 1, 1999. These taxes have been calculated at a 40.1% statutory tax rate.


(b) Represents the net adjustment to interest expense as a result of the repayment of a portion of the term loans and the reduction of the loans under our revolving credit facility using proceeds from the offering, calculated as follows:




                                                                  YEAR ENDED        QUARTER ENDED
                                                              DECEMBER 31, 1999     APRIL 2, 2000
                                                             -------------------   --------------
Reduction of interest expense on the portion of the term
 loans and the revolving credit loan being repaid at a
 weighted average interest rate of 8.12% in 1999 and
 9.05% in 2000 ...........................................         $  16.4             $  4.6
Contractual reduction of 0.5% in the interest rate charged
 on the remaining borrowing under our senior credit
 agreement as a result of our decreased leverage
 ratio (1) ...............................................             1.3                0.6
Reduction of amortization of debt issuance fees ..........             0.7                0.1
                                                                   -------             ------
Total adjustment .........................................         $  18.4             $  5.3
                                                                   =======             ======

  (1) The contractual 0.5% interest expense reduction was given effect as of May 15, 1999, in accordance with the terms of our senior credit agreement. The full year effect in 1999 would have been a reduction in interest expense of $2.0 million.


  (c) To adjust the pro forma provision for income taxes for the tax effect of the pro forma adjustments to interest expense, at the statutory tax rate of 40.1%.


  (d) Pro forma net income (loss) does not include an extraordinary loss of approximately $1.6 million, consisting of a $2.7 million non-cash charge less the associated income tax benefit of $1.1 million, resulting from the write-off of debt issuance fees related to the term loans assumed to be repaid with the proceeds of the offering, or a one-time charge to earnings to record a deferred tax liability of approximately $11.9 million that we will recognize upon the exchange of our common stock for all of the general and limited partnership interests of Graham Packaging Holdings Company in the IPO reorganization. These amounts will be charged to earnings in the quarter in which the term loans are repaid and the IPO reorganization occurs.

                         GRAHAM PACKAGING COMPANY INC.
           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                              AS OF APRIL 2, 2000
                                 (IN MILLIONS)




                                                          ACTUAL
                                                          GRAHAM                                         PRO FORMA
                                                        PACKAGING         IPO                              GRAHAM
                                                         HOLDINGS    REORGANIZATION       OFFERING       PACKAGING
                                                         COMPANY    ADJUSTMENTS (A)   ADJUSTMENTS (C)   COMPANY INC.
                                                       ----------- ----------------- ----------------- -------------
                         ASSETS
Current assets:
 Cash and cash equivalents ...........................  $     5.2                                         $   5.2
 Accounts receivable, net ............................      127.3                                           127.3
 Inventories .........................................       55.4                                            55.4
 Prepaid expenses and other current assets ...........       17.5                                            17.5
                                                        ---------                                         -------
Total current assets .................................      205.4                                           205.4
Property, plant and equipment, net ...................      516.3                                           516.3
Other assets .........................................       58.7     $   202.0(b)      $    (1.6)(d)       259.1
                                                        ---------     ---------         ---------         -------
Total ................................................  $   780.4     $   202.0         $    (1.6)        $ 980.8
                                                        =========     =========         =========         =======
                 LIABILITIES AND PARTNERS'
                    CAPITAL/STOCKHOLDERS'
                        EQUITY (DEFICIT)
Current liabilities:
 Accounts payable and accrued expenses ...............  $   172.0                                         $ 172.0
 Current portion of long-term debt ...................       27.5                       $    (4.5)(e)        23.0
                                                        ---------     ---------         ---------         -------
Total current liabilities ............................      199.5                          (  4.5)          195.0
Long-term debt .......................................    1,032.4                          (200.6)(e)       831.8
Other non-current liabilities ........................       13.3                                            13.3
Minority interest ....................................        0.3                                             0.3
Partners' capital/stockholders' equity (deficit):
 Partners' capital (deficit) .........................    ( 442.1)    $   442.1(a)                             --
 Common stock ........................................         --           0.3 (a)           0.1 (f)         0.4
 Additional paid in capital (deficit) ................         --        (442.4)(a)
                                                                          213.9 (b)         205.0 (f)      ( 23.5)
 Retained earnings (deficit) .........................         --        ( 11.9)(b)        (  1.6)(d)      ( 13.5)
 Accumulated other comprehensive loss ................    (  23.0)                                         ( 23.0)
                                                        ---------     ---------         ---------         -------
Total partners' capital/stockholders' equity (deficit)    ( 465.1)        202.0             203.5          ( 59.6)
                                                        ---------     ---------         ---------         -------
Total ................................................  $   780.4     $   202.0         $    (1.6)        $ 980.8
                                                        =========     =========         =========         =======

                            See accompanying notes.

                         GRAHAM PACKAGING COMPANY INC.
       NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET


(a) Prior to the closing of the offering, we will complete the IPO reorganization in which we will:


  o exchange 32,666,667 shares of our newly issued common stock for all of the general and limited partnership interests of our parent, Graham Packaging Holdings Company;


  o exchange options to purchase a maximum of 1,633,333 shares of our common stock for all of the options of Graham Packaging Holdings Company, on the same economic terms and conditions as the Graham Packaging Holdings Company options; and


  o   change our name to Graham Packaging Company Inc.


   As a result of these transactions, we will become the parent company of the Graham Packaging Group.


(b) To reflect the net deferred tax asset to be recorded as a result of the IPO reorganization. This net deferred tax asset includes deferred tax assets of approximately $213.9 million applicable primarily to differences between the financial reporting and tax bases of our assets and liabilities which arose in our 1998 recapitalization that we will record as an increase in additional paid-in capital, offset, in part, by a deferred tax liability of approximately $11.9 million that we will record as a one-time charge to earnings.


(c) Sources and uses of cash from the offering are as follows (in millions):

 Sources of funds:
   Offering .....................................    $  220.0
                                                     ========
 Uses of funds:
   Repayment of term loans ......................    $  153.9
   Reduction of revolver ........................        51.2
   Estimated offering fees and expenses .........        14.9
                                                     --------
      Total uses ................................    $  220.0
                                                     ========

(d) To reflect the write-off of $2.7 million of debt issuance fees associated with the repayment of a portion of the term loans, less the $1.1 million associated tax benefit.


(e) To reflect the repayment of $153.9 million of the term loans and the reduction of $51.2 million of the revolver with the proceeds from the offering.


(f) To reflect the proceeds from the offering of $220.0 million, net of estimated expenses of $14.9 million.

                            SELECTED FINANCIAL DATA

     The following table sets forth our selected historical financial data and other operating data for and at the end of each of the years in the five-year period ended December 31, 1999 and for the quarters ended March 28, 1999 and April 2, 2000. The selected historical financial data for each of the three years in the period ended December 31, 1997 have been derived from the Graham Packaging Group's combined financial statements. The combined financial statements of the Graham Packaging Group have been prepared for periods prior to February 2, 1998 to include Graham Packaging Holdings Company and its subsidiaries and the contributed ownership interests and real estate for all periods that the operations were under common control. The selected historical financial data for each of the two years in the period ended December 31, 1999 and for the quarters ended March 28, 1999 and April 2, 2000 have been derived from the financial statements of Graham Packaging Holdings Company. The combined financial statements, prior to restatement for the change in accounting for inventory costs, as described in note (7) to the following table, as of December 31, 1995, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 have been audited by Ernst & Young LLP, independent auditors. The consolidated financial statements as of, and for the years ended, December 31, 1998 and 1999 have been audited by Deloitte & Touche LLP, independent auditors. The selected historical consolidated financial data as of and for the quarters ended March 28, 1999 and April 2, 2000 were derived from the unaudited consolidated financial statements of Graham Packaging Holdings Company which, in the opinion of management, include all adjustments, consisting only of usual recurring adjustments, necessary for fair presentation of such data. The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements, including the related notes, included elsewhere in this prospectus.




                                                                          YEAR ENDED DECEMBER 31,
                                                       -------------------------------------------------------------
                                                           1995        1996        1997        1998         1999
                                                       ----------- ----------- ----------- ----------- -------------
                                                                   (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales (1) ........................................ $466.8       $  459.7    $ 521.7     $ 588.1      $ 716.1
Gross profit (1) .....................................   67.0           77.0       84.7       115.4        142.7
Selling, general and administrative expenses .........   35.5           35.5       34.9        37.8         48.0
Special charges and unusual items (2) ................    5.9            7.0       24.4        24.2          4.6
                                                       -------      --------    -------      -------     -------
Operating income .....................................   25.6           34.5       25.4        53.4         90.1
Recapitalization expenses (3) ........................     --             --         --        11.8           --
Interest expense, net ................................   16.2           14.5       13.4        68.0         87.5
Other expense (income), net (4) ......................  (11.0)          (1.0)       0.7        (0.2)        (0.7)
Minority interest ....................................     --             --        0.2           --        (0.5)
Income tax provision (benefit) (5) ...................   (0.3)            --        0.6         1.1          2.5
                                                       -------      --------    --------     -------     --------
Income (loss) before extraordinary item ..............   20.7           21.0       10.5       (27.3)         1.3
Extraordinary loss (6) ...............................    1.8             --         --         0.7           --
                                                       -------      --------    --------     -------     --------
Net income (loss) (7)(8) ............................. $ 18.9       $   21.0    $  10.5     $ (28.0)     $   1.3
                                                       =======      ========    ========    ========     ========
PRO FORMA STATEMENT OF
 OPERATIONS DATA, AS ADJUSTED
 FOR THE IPO REORGANIZATION (9):
Pro forma net income (loss) ..........................                                                   $  (0.2)
Pro forma earnings (loss) per share:
 Basic ...............................................                                                   $  (0.01)
 Diluted .............................................                                                      (0.01)
OTHER DATA:
Net sales growth .....................................     --           (1.5)%     13.5%       12.7%        21.8%
Sales volume, in resin pounds ........................  379.8          393.0      448.0       503.4        614.6
Sales volume growth ..................................     --            3.5%      14.0%       12.4%        22.1%
Cash flows from:
 Operating activities ................................ $ 60.5       $   68.0    $  66.9     $  41.8      $  55.5



                                                             QUARTER ENDED
                                                       -------------------------
                                                        MARCH 28,     APRIL 2,
                                                           1999         2000
                                                       ----------- -------------
                                                       (IN MILLIONS, EXCEPT PER
                                                              SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales (1) ........................................  $ 159.1      $ 205.0
Gross profit (1) .....................................     27.9         34.9
Selling, general and administrative expenses .........     10.5         13.4
Special charges and unusual items (2) ................      1.2          0.4
                                                        -------      -------
Operating income .....................................     16.2         21.1
Recapitalization expenses (3) ........................       --           --
Interest expense, net ................................     19.4         24.4
Other expense (income), net (4) ......................     (0.1)         0.1
Minority interest ....................................       --         (0.3)
Income tax provision (benefit) (5) ...................      0.3          0.2
                                                        --------     --------
Income (loss) before extraordinary item ..............     (3.4)        (3.3)
Extraordinary loss (6) ...............................       --           --
                                                        --------     --------
Net income (loss) (7)(8) .............................  $  (3.4)     $  (3.3)
                                                        ========     ========
PRO FORMA STATEMENT OF
 OPERATIONS DATA, AS ADJUSTED
 FOR THE IPO REORGANIZATION (9):
Pro forma net income (loss) ..........................  $  (1.9)     $  (2.6)
Pro forma earnings (loss) per share:
 Basic ...............................................  $  (0.06)    $  (0.08)
 Diluted .............................................     (0.06)       (0.08)
OTHER DATA:
Net sales growth .....................................       --         28.8%
Sales volume, in resin pounds ........................    144.2        168.0
Sales volume growth ..................................       --         16.5%
Cash flows from:
 Operating activities ................................  $  (7.2)     $  (1.5)

Investing activities ..................................    (68.4)    (32.8)    (72.3)
Financing activities ..................................      9.2     (34.6)      9.5
Adjusted EBITDA (10) ..................................     77.3      90.4      90.1
Depreciation and amortization (11) ....................     45.7      48.2      41.0
Capital expenditures (excluding acquisitions) .........     68.6      31.3      53.2
Investments (including acquisitions) (12) .............      3.2       1.2      19.0


Investing activities ..................................   (181.2)   (181.8)    (33.7)      (38.0)
Financing activities ..................................    139.7     126.2      40.6        38.9
Adjusted EBITDA (10) ..................................    117.8     149.1      29.4        37.2
Depreciation and amortization (11) ....................     39.3      53.2      11.8        15.2
Capital expenditures (excluding acquisitions) .........    133.9     171.0      33.8        38.0
Investments (including acquisitions) (12) .............     45.2      10.3      --          --



                                                              AS OF DECEMBER 31,
                                                        -----------------------------
                                                           1995      1996      1997
                                                        --------     -----     -----
BALANCE SHEET DATA:
Working capital (deficit) (13) ........................   $ 19.9    $ 18.7    $  4.4
Total assets ..........................................    362.6     340.5     387.5
Total debt ............................................    257.4     240.5     268.5
Partners' capital/owners' equity (deficit) (14) .......     17.2      18.5       2.3



                                                           AS OF DECEMBER 31,           AS OF
                                                           ------------------    ---------------------
                                                                                 MARCH 28,    APRIL 2,
                                                             1998          1999    1999         2000
                                                            ------       ------- --------    ---------
BALANCE SHEET DATA:
Working capital (deficit) (13) ........................  $   (5.5)   $     10.6  $ 12.6     $   28.2
Total assets ..........................................     596.7         741.2   607.3        780.4
Total debt ............................................     875.4       1,017.1   918.3      1,060.0
Partners' capital/owners' equity (deficit) (14) .......    (438.8)       (458.0) (458.3)      (465.2)

----------
(1) Net sales increase or decrease based on fluctuations in resin prices as industry practice and our agreements with our customers permit substantially all price changes to be passed through to customers by means of corresponding changes in product pricing. Therefore, our dollar gross profit is substantially unaffected by fluctuations in resin prices.

(2) Includes compensation costs related to our 1998 recapitalization, restructuring, systems conversion, aborted acquisition and legal costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements, including the related notes.

(3) See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements, including the related notes.

(4) In July 1995, we acquired an additional interest in our U.K. operations and subsequently sold our interests for $5.6 million, recognizing a gain of $4.4 million. In addition, we entered into an agreement with the purchaser of our U.K. operations and recorded $6.4 million of non-recurring technical support services income. Both the gain and the technical support services income are included in other expense (income), net.

(5) As a limited partnership, our predecessor, Graham Packaging Holdings Company, was not subject to U.S. federal income taxes or most state income taxes. Instead, taxes were assessed to its partners based on its income. Graham Packaging Holdings Company made tax distributions to its partners to reimburse them for tax liabilities. Our foreign operations are subject to tax in their local jurisdictions. Most of these entities have historically had net operating losses and recognized minimal tax expense.

(6) Represents costs incurred, including the write-off of unamortized debt issuance fees, in connection with the early extinguishment of debt.

(7) Effective June 28, 1999, we changed our method of valuing inventories for our domestic operations from the LIFO method to the FIFO method as over time it more closely matches revenues with costs. The FIFO method more accurately reflects the costs related to the actual physical flow of raw materials and finished goods inventory. Accordingly, we believe the FIFO method of valuing inventory will result in a better measurement of operating results. All previously reported results have been restated to reflect the retroactive application of the accounting change as required by generally accepted accounting principles. The accounting change increased net income for the year ended December 31, 1995 by $0.2 million, decreased net income for the year ended December 31, 1996 by $0.2 million, increased net income for the year ended December 31, 1997 by $0.3 million and increased net loss for the year ended December 31, 1998 by $2.0 million.

(8) In April 1997, we acquired 80% of certain assets and assumed 80% of certain liabilities of Rheem-Graham Embalagens Ltda. for $20.3 million (excluding direct costs of the acquisition). The remaining 20% was purchased in February 1998. In July 1998, we acquired selected plastic container manufacturing operations of Crown, Cork & Seal located in France, Germany, the United Kingdom and Turkey for $38.9 million (excluding direct costs of the acquisition), net of liabilities assumed. On April 26, 1999, we acquired 51% of the operating assets of PlasPET Florida, Ltd., while becoming the general partner on July 6, 1999, for $1.1 million (excluding direct costs of the acquisition), net of liabilities assumed, subject to certain contingent consideration. On July 1, 1999, we acquired selected companies located in Argentina for $8.0 million (excluding direct costs of the acquisition), net of liabilities assumed, subject to certain contingent consideration. We accounted for these transactions under the purchase method of accounting. Results of operations are included since the dates of acquisition.

(9) As a result of the IPO reorganization, our taxable income will become subject to federal and state income taxes and we will not be required to make tax distributions. The pro forma data assumes that we were subject to federal and state income taxes at the effective tax rates that would have applied for each period presented. Historical earnings (loss) per share is not presented because it is not considered meaningful. Pro forma basic earnings (loss) per share is calculated based on 32,666,667 weighted average common shares outstanding for all periods presented. Pro forma diluted earnings (loss) per share is calculated based on the dilutive effect of stock options.

(10) Adjusted EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be used as an alternative to net income as an indicator of operating performance or to cash flow as a measure of liquidity. Adjusted EBITDA is defined in our two existing indentures as earnings before minority interest, extraordinary items, interest expense, interest income, income taxes, depreciation and amortization expense, the ongoing $1 million per year fee paid pursuant to the Blackstone monitoring agreement, non-cash equity income in earnings of joint ventures, other non-cash charges, recapitalization expenses, special charges and unusual items and non-recurring charges. Also in 1995, Adjusted EBITDA excludes the $4.4 million gain on the sale of the U.K. operations and the related $6.4 million technical support services income as described in note (4) above. Adjusted EBITDA is included in this prospectus to provide additional information with respect to our ability to satisfy our debt service, capital expenditure and working capital requirements and because certain covenants in our borrowing arrangements are tied to similar measures. While Adjusted EBITDA and similar measures are frequently used as a measure of operations and the ability to meet debt service requirements, these terms are not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements, including the related notes. Adjusted EBITDA is calculated as follows:




                                                                         YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------------------------
                                                            1995       1996       1997         1998        1999
                                                        ----------- ---------- ---------- ------------- ---------
                                                                              (IN MILLIONS)
   Income (loss) before extraordinary item ............ $ 20.7      $ 21.0     $ 10.5     $(27.3)      $   1.3
   Interest expense, net ..............................   16.2        14.5       13.4       68.0          87.5
   Income tax (benefit) expense .......................   (0.3)       --          0.6        1.1           2.5
   Depreciation and amortization ......................   45.7        48.2       41.0       39.3          53.2
   Fees paid pursuant to the Blackstone monitoring
     agreement ........................................   --          --         --          1.0           1.0
   Equity income in earnings of joint venture .........   (0.1)       (0.3)      (0.2)      (0.3)         (0.3)
   Non-cash compensation ..............................               --          0.2       --            --
   Special charges and unusual items ..................    5.9         7.0       24.4       24.2           4.6
   Recapitalization expenses ..........................   --          --         --         11.8          (0.2)
   Minority interest ..................................   --          --          0.2       --            (0.5)
   Non-recurring charges ..............................  (10.8)       --         --         --            --
                                                        ---------   ------     ------     ------        -------
   Adjusted EBITDA .................................... $ 77.3      $ 90.4     $ 90.1     $117.8       $ 149.1
                                                        ======      ======     ======     =======       =======



                                                             QUARTER ENDED
                                                        ------------------------
                                                         MARCH 28,    APRIL 2,
                                                            1999        2000
                                                        ----------- ------------
                                                             (IN MILLIONS)
   Income (loss) before extraordinary item ............ $(3.4)      $(3.3)
   Interest expense, net ..............................  19.4        24.4
   Income tax expense (benefit) .......................   0.3         0.2
   Depreciation and amortization ......................  11.8        15.2
   Fees paid pursuant to the Blackstone monitoring
     agreement ........................................   0.2         0.3
   Equity income in earnings of joint venture .........  (0.1)       --
   Non-cash compensation ..............................    --        --
   Special charges and unusual items ..................   1.2         0.4
   Recapitalization expenses ..........................    --        --
   Minority interest ..................................    --        (0.3)
   Non-recurring charges ..............................    --         0.3
                                                        -----       -----
   Adjusted EBITDA .................................... $29.4      $ 37.2
                                                        =====      ======

(11) Depreciation and amortization excludes amortization of debt issuance fees, which is included in interest expense, net.

(12) Investments include the acquisitions made by us in the United States, France, the United Kingdom, Brazil, Argentina, Germany and Turkey described in note (8) above. In addition, in 1995, we paid $1.9 million for a 50% interest in Masko-Graham Joint Venture in Poland and committed to make loans to the joint venture of up to $1.9 million. In 1996, we loaned $1.0 million to the joint venture. The joint venture is accounted for under the equity method of accounting, and its earnings are included in other expense (income), net. Amounts shown under this caption represent cash paid, net of cash acquired in the acquisitions.

(13) Working capital is defined as current assets, less cash and cash equivalents, minus current liabilities, less current maturities of long-term debt.

(14) As a result of our 1998 recapitalization, as of April 2, 2000 we had negative net worth for accounting purposes. However, in our 1998 recapitalization, Blackstone and an institutional investor paid $208.3 million in cash for 85% of the partnership interests of Graham Packaging Holdings Company and the Graham family retained a 15% interest which, based on the amount paid by Blackstone and the institutional investor, had an implied value of $36.8 million.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of our results of operations includes a discussion of periods before the consummation of our 1998 recapitalization. The following discussion should be read in conjunction with "Selected Financial Data" and the financial statements, including the related notes, appearing elsewhere in this prospectus.


OVERVIEW

     We are a worldwide leader in the design, manufacture and sale of customized blow molded plastic containers for the branded food and beverage, household and personal care, and automotive lubricants markets with 57 plants throughout North America, Europe and Latin America. Our primary focus is to operate in select markets that will position us to benefit from the growing conversion to high performance plastic packaging from more commodity packaging. We target branded consumer product manufacturers for whom customized packaging design is a critical component in their efforts to differentiate their products to consumers. We initially pursue these attractive product areas with one or two major consumer products companies in each category that we expect will lead the conversion to plastic packaging for that category. We utilize our innovative design, engineering and technological capabilities to deliver highly customized, high performance products to our customers in these areas in order to distinguish and increase sales of their branded products. We collaborate with our customers through joint initiatives in product design and cost reduction, and innovative operational arrangements, which include on-site manufacturing facilities.

     We believe that critical success factors to our business are our ability to:

  o serve the complex packaging demands of our customers which include some of the world's largest branded consumer products companies;

  o forecast trends in the packaging industry across product lines and geographic territories (including those specific to the rapid conversion of packaging products from glass, metal and paper to plastic); and

  o make the correct investments in plant and technology necessary to satisfy the two factors mentioned above.

     We believe that the area with the greatest opportunity for growth continues to be in producing containers for the North American food and beverage market because of the continued conversion to plastic packaging, including the demand for hot-fill PET containers for juices, juice drinks, sport drinks, teas and other food products. Since the beginning of 1997, we have invested over $170 million in capital expenditures to expand our technology, machinery and plant structure to prepare for what we believed would be the growth in the hot-fill PET area. For the year ended December 31, 1999, our sales of hot-fill PET containers had grown to $198.9 million from $68.2 million in 1996. In this business, we continue to benefit from more experienced plant staff, improved line speeds, higher absorption of selling, general and administrative expenses and fixed overhead costs, and improved resin pricing and material usage.

     Our household and personal care business continues to grow, as package conversion trends continue from other packaging forms in some of our product lines. We continue to benefit as liquid fabric care detergents, hard-surface cleaners and liquid automatic dishwashing detergents, which are packaged in plastic containers, capture an increased share from powdered detergents and cleaners, which are predominantly packaged in paper-based containers. We have upgraded our machinery to new larger blow molders to standardize production lines, improve flexibility and reduce manufacturing costs.

     Our North American one-quart motor oil container business is in a mature industry. We have been able to partially offset pricing pressures by renewing or extending contracts, improving manufacturing efficiencies, line speeds, labor efficiency and inventory management and reducing container weight and material spoilage. Unit volume in the one-quart motor oil industry increased in

1999 as compared to 1998, despite an average annual volume decline of 1% to 2% in prior years. We believe that the decline in the domestic one-quart motor oil business will continue for the next several years but believe that there are significant volume opportunities for automotive product business in foreign countries, particularly those in Latin America. On April 30, 1997, we acquired 80% of certain assets and 80% of certain liabilities of Rheem-Graham Embalagens Ltda., a leading supplier of containers to the motor oil industry in Brazil, and on February 17, 1998, we purchased the residual 20% ownership interest. Since that acquisition, we have signed agreements to operate two additional plants in Brazil, both of which are now in production.


     Consistent with our strategy to expand in selected international areas, we currently have 24 facilities, either on our own or through joint ventures, in Argentina, Belgium, Brazil, Canada, France, Germany, Hungary, Italy, Poland, Turkey and the United Kingdom. We believe that the acquisition of manufacturing plants in Europe from Crown Cork & Seal has provided additional competitive scale to our global sales efforts. In addition, given the recent troubled economy in Latin America, and more specifically Brazil, we closely monitor our operations and investment there.


     For the quarter ended April 2, 2000, 77% of our net sales were generated by our top twenty customers, the majority of which are under long-term contracts with terms ranging from two to ten years; the remainder of our net sales were generated by customers with which we have been doing business for over 20 years on average. Prices under these arrangements are typically tied to market standards and, therefore, vary with market conditions. In general, the contracts are requirements contracts that do not obligate the customer to purchase any given amount of product from us.


     Based on industry data, the following table summarizes average market prices per pound of PET and HDPE resins in North America over the years ending December 31, 1997, 1998 and 1999 and over the quarters ending March 31, 1999 and 2000:




                          YEAR ENDED DECEMBER 31,               QUARTER ENDED
                    ------------------------------------   ------------------------
                                                            MARCH 31,     MARCH 31,
                       1997         1998         1999          1999         2000
                    ----------   ----------   ----------   -----------   ----------
   PET ..........    $  0.50      $  0.53      $  0.54       $  0.50      $  0.56
   HDPE .........       0.46         0.37         0.41          0.34         0.42

     In general, our dollar gross profit is substantially unaffected by fluctuations in the prices of PET and HDPE resins, the primary raw materials for our products, because industry practice and our agreements with customers permit substantially all price changes to be passed through to customers by means of corresponding changes in product pricing. Consequently, we believe that our cost of goods sold, as well as certain other expense items, should not be analyzed solely on a percentage of net sales basis.


     Graham Packaging Holdings Company, our predecessor, did not pay U.S. federal income taxes under the provisions of the Internal Revenue Code, as the applicable income or loss was included in the tax returns of the partners. Graham Packaging Holdings Company has made tax distributions to its partners and expects to make one additional tax distribution in connection with the IPO reorganization. After the IPO reorganization, we will not be required to make tax distributions. Our foreign operations are subject to tax in their local jurisdictions. Most of these entities have historically incurred net operating losses.


     As a result of the IPO reorganization that will occur prior to the offering, our income will become subject to federal and state income taxes and we will record a net deferred tax asset of $202.0 million as of April 2, 2000, on a pro forma basis after giving effect to the IPO reorganization, which will reduce future cash taxes payable.

RESULTS OF OPERATIONS

     The following tables set forth the major components of our net sales and our net sales expressed as a percentage of total revenues:




                                                  YEAR ENDED DECEMBER 31,
                            --------------------------------------------------------------------
                                     1997                   1998                   1999
                            ---------------------- ---------------------- ----------------------
                                                       (IN MILLIONS)
Food and Beverage .........  $  150.6       28.9%   $  221.1       37.6%   $  323.1       45.1%
Household and Personal
 Care .....................     174.7       33.5%      178.3       30.3%      185.3       25.9%
Automotive ................     196.4       37.6%      188.7       32.1%      207.7       29.0%
                             --------      -----    --------      -----    --------      -----
Total Net Sales ...........  $  521.7      100.0%   $  588.1      100.0%   $  716.1      100.0%
                             ========      =====    ========      =====    ========      =====



                                           QUARTER ENDED
                            -------------------------------------------
                               MARCH 28, 1999         APRIL 2, 2000
                            --------------------- ---------------------
                                           (IN MILLIONS)
Food and Beverage .........  $  69.5       43.7%   $  99.0       48.3%
Household and Personal
 Care .....................     44.1       27.7%      52.5       25.6%
Automotive ................     45.5       28.6%      53.5       26.1%
                             -------      -----    -------      -----
Total Net Sales ...........  $ 159.1      100.0%   $ 205.0      100.0%
                             =======      =====    =======      =====


                                                YEAR ENDED DECEMBER 31,
                          --------------------------------------------------------------------
                                   1997                   1998                   1999
                          ---------------------- ---------------------- ----------------------
                                                     (IN MILLIONS)
North America ...........  $  440.0       84.3%   $  465.3       79.1%   $  555.0       77.5%
Europe ..................      67.4       12.9%      100.8       17.2%      136.7       19.1%
Latin America ...........      14.3        2.8%       22.0        3.7%       24.4        3.4%
                           --------      -----    --------      -----    --------      -----
Total Net Sales .........  $  521.7      100.0%   $  588.1      100.0%   $  716.1      100.0%
                           ========      =====    ========      =====    ========      =====



                                          QUARTER ENDED
                          ---------------------------------------------
                              MARCH 28, 1999         APRIL 2, 2000
                          ---------------------- ----------------------
                                          (IN MILLIONS)
North America ...........  $  119.8       75.3%   $  161.0       78.5%
Europe ..................      34.7       21.8%       36.6       17.9%
Latin America ...........       4.6        2.9%        7.4        3.6%
                           --------      -----    --------      -----
Total Net Sales .........  $  159.1      100.0%   $  205.0      100.0%
                           ========      =====    ========      =====

QUARTER ENDED APRIL 2, 2000 COMPARED TO QUARTER ENDED MARCH 28, 1999


     Net Sales. Net sales for the quarter ended April 2, 2000 increased $45.9 million to $205.0 million from $159.1 million for the quarter ended March 28, 1999. The increase in sales was primarily due to a 16.5% increase in resin pounds sold and an increase in resin prices. On a geographic basis, sales for the quarter ended April 2, 2000 in North America were up $41.2 million or 34.4% from the quarter ended March 28, 1999. The North American sales increase included higher resin pounds sold of 19.3%. North American sales in the food and beverage business, the household and personal care business and the automotive business contributed $25.4 million, $6.0 million and $9.8 million, respectively, to the increase. Sales for the quarter ended April 2, 2000 in Europe were up $1.9 million or 5.5% from the quarter ended March 28, 1999, primarily in the food and beverage business. Overall, European sales reflected a 5.4% increase in resin pounds sold. Sales for the quarter ended April 2, 2000 in Latin America were up $2.8 million from the quarter ended March 28, 1999.

     Gross Profit. Gross profit for the quarter ended April 2, 2000 increased $7.0 million to $34.9 million from $27.9 million for the quarter ended March 28, 1999. The increase in gross profit resulted primarily from the higher sales volume as compared to the prior year and continued operational improvements. Gross profit for the quarter ended April 2, 2000 increased $7.7 million in North America, decreased $1.0 million in Europe and increased $0.3 million in Latin America when compared to the quarter ended March 28, 1999.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for the quarter ended April 2, 2000 increased $2.9 million to $13.4 million from $10.5 million for the quarter ended March 28, 1999. The increase in 2000 selling, general and administrative expenses is due primarily to overall growth of the business, principally in North America. As a percent of sales, selling, general and administrative expenses decreased to 6.5% of sales for the quarter ended April 2, 2000 from 6.6% for the quarter ended March 28, 1999.

     Special Charges and Unusual Items. Special charges and unusual items decreased $0.8 million to $0.4 million for the quarter ended April 2, 2000 from $1.2 million for the quarter ended March 28, 1999. Special charges and unusual items in the quarter ended April 2, 2000 included compensation related to our 1998 recapitalization of $0.4 million. Special charges and unusual items in the quarter ended March 28, 1999 included costs related to year 2000 system conversion of $0.2 million and compensation related to our 1998 recapitalization of $1.0 million.

     Interest Expense, Net. Interest expense, net increased $5.0 million to $24.4 million, including $3.3 million of non-cash interest on our senior discount notes, for the quarter ended April 2, 2000 from $19.4 million for the quarter ended March 28, 1999. The increase was primarily related to increased debt levels in 2000 compared to 1999.

     Other (Income) Expense. Other (income) expense was $0.1 million for the quarter ended April 2, 2000, as compared to $(0.1) million for the quarter ended March 28, 1999. The lower income was due primarily to lower equity income in the quarter ended April 2, 2000 as compared to the quarter ended March 28, 1999.

     Net Loss. Primarily as a result of factors discussed above, net loss for the quarter ended April 2, 2000 was $3.3 million compared to net loss of $3.4 million for the quarter ended March 28, 1999.

     Adjusted EBITDA. Primarily as a result of factors discussed above, Adjusted EBITDA increased by 26.5% in the quarter ended April 2, 2000 to $37.2 million from $29.4 million in the quarter ended March 28, 1999.


1999 COMPARED TO 1998

     Net Sales. Net sales for the year ended December 31, 1999 increased $128.0 million to $716.1 million from $588.1 million for the year ended December 31, 1998. The increase in sales was primarily due to a 22.1% increase in resin pounds sold. On a geographic basis, sales for the year ended December 31, 1999 in North America were up $89.7 million or 19.3% from the year ended December 31, 1998. The North American sales increase included higher resin pounds sold of 16.0%. North American sales in the food and beverage, household and personal care and automotive businesses contributed $76.0 million, $4.2 million and $9.5 million, respectively, to the increase. Sales for the year ended December 31, 1999 in Europe were up $35.9 million or 35.6% from the year ended December 31, 1998, principally in the food and beverage business, primarily due to a full year of our new European subsidiaries which were acquired in July 1998. Overall, European sales reflected a 53.4% increase in resin pounds sold. Additionally, sales in Latin America for the year ended December 31, 1999 were up $2.4 million.

     Gross Profit. Gross profit for the year ended December 31, 1999 increased $27.3 million to $142.7 million from $115.4 million for the year ended December 31, 1998. The increase in gross profit resulted primarily from the higher sales volume as compared to the prior year. Gross profit in North America was up $23.2 million or 21.6%. Additionally, gross profit increased $3.2 million in Europe and $0.9 million in Latin America.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 1999 increased $10.2 million to $48.0 million from $37.8 million for the year ended December 31, 1998. The dollar increase in 1999 selling, general and administrative expenses was due to a full year of our new European subsidiaries which were acquired in July 1998, and the inclusion of our newly acquired North American and Latin American subsidiaries and overall growth of the business, primarily in North America. As a percent of sales, selling, general and administrative expenses increased to 6.7% of sales in 1999 from 6.4% in 1998.

     Special Charges and Unusual Items. In 1999, special charges and unusual items included $2.7 million related to compensation costs related to our 1998 recapitalization, $0.6 million of restructuring charges relating to operations in Europe, and $1.3 million in costs related to year 2000 system conversion. In 1998, special charges and unusual items included $20.6 million related to compensation costs related to our 1998 recapitalization, $1.9 million of restructuring charges relating to the operations in Europe ($1.2 million) and in North America ($0.7 million), $1.0 million in costs related to year 2000 system conversion, $0.4 million of aborted acquisition costs, and $0.3 million of legal fees.

     Recapitalization Expenses. Recapitalization expenses in the year ended December 31, 1998 of $11.8 million related to our 1998 recapitalization and also included transaction fees and costs associated with the termination of interest rate collar and swap agreements.

     Interest Expense, Net. Interest expense, net increased $19.5 million to $87.5 million, including $12.4 million of non-cash interest on our senior discount notes, for the year ended December 31, 1999 from $68.0 million for the year ended December 31, 1998. The increase was primarily related to increased debt levels in 1999 compared to 1998.

     Other (Income) Expense. Other (income) expense was $(0.7) million for the year ended December 31, 1999 as compared to $(0.2) million for the year ended December 31, 1998. The higher income was due primarily to higher foreign exchange gain in the year ended December 31, 1999 as compared to the year ended December 31, 1998.

     Net Income (Loss). Primarily as a result of factors discussed above, net income for the year ended December 31, 1999 was $1.3 million compared to net loss of $28.0 million for the year ended December 31, 1998.

     Adjusted EBITDA. Primarily as a result of factors discussed above, Adjusted EBITDA increased by 26.6% in 1999 to $149.1 million from $117.8 million in 1998.


1998 COMPARED TO 1997

     Net Sales. Net sales for the year ended December 31, 1998 increased $66.4 million to $588.1 million from $521.7 million for the year ended December 31, 1997. The increase in sales was primarily due to a 12.4% increase in resin pounds sold and changes in product mix. These increases were partially offset by a net decrease in average resin prices. On a geographic basis, sales for the year ended December 31, 1998 in North America were up $25.3 million or 5.8% from the year ended December 31, 1997. The North American sales increase included higher pounds sold of 8.4%. North American sales in the food and beverage business contributed $48.5 million to the increase, while North American sales in the automotive business and household and personal care business were $14.4 million and $8.8 million lower, respectively. Approximately 76% of the decrease in North American sales in the automotive business and approximately all of the decrease in North American sales in the household and personal care business were attributable to declining resin pricing. Sales for the year ended December 31, 1998 in Europe were up $33.4 million or 49.6% from the year ended December 31, 1997, principally in the food and beverage and household and personal care businesses, primarily due to the inclusion of our newly-acquired European subsidiaries. Overall, European sales reflected a 40.2% increase in resin pounds sold. Additionally, sales in Latin America for the year ended December 31, 1998 were up $7.7 million, primarily as a result of our investment in our Latin American subsidiary in the second quarter of 1997.

     Gross Profit. Gross profit for the year ended December 31, 1998 increased $30.7 million to $115.4 million from $84.7 million for the year ended December 31, 1997. The increase in gross profit resulted primarily from the higher sales volume as compared to the prior year, continued operational improvements and the favorable impact of lower depreciation. Gross profit in North America was up $25.1 million or 30.7%. Additionally, gross profit increased $3.9 million in Europe and $1.7 million in Latin America.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 1998 increased $2.9 million to $37.8 million from $34.9 million for the year ended December 31, 1997. As a percent of sales, selling, general and administrative expenses declined to 6.4% of sales in 1998 from 6.7% in 1997 generally due to the leveraging of costs that are fixed in nature on higher sales. The dollar increase in 1998 selling, general and administrative expenses was due primarily to the inclusion of our Latin American subsidiary and the newly-acquired European subsidiaries which were acquired in the second quarter of 1997 and the third quarter of 1998, respectively.

     Special Charges and Unusual Items. In 1998, special charges and unusual items included $20.6 million related to compensation costs related to our 1998 recapitalization, $1.9 million of restructuring charges relating to the operations in Europe ($1.2 million) and in North America ($0.7 million), $1.0 million in costs related to year 2000 system conversion, $0.4 million of aborted acquisition costs, and $0.3 million of legal fees. In 1997, special charges and unusual items included

$22.7 million of legal fees and amounts expected to be paid in settlement related to the JCI-Schmalbach-Lubeca litigation, $1.2 million of restructuring charges relating to operations in Europe ($0.7 million) and in North America ($0.5 million), and $0.5 million in costs related to year 2000 system conversion.


     Recapitalization Expenses. Recapitalization expenses of $11.8 million related to our 1998 recapitalization and also included transaction fees and costs associated with the termination of interest rate collar and swap agreements.


     Interest Expense, Net. Interest expense, net increased $54.6 million to $68.0 million, including $10.1 million of non-cash interest on our senior discount notes, for the year ended December 31, 1998 from $13.4 million for the year ended December 31, 1997. The increase was primarily related to the increase in debt resulting from our 1998 recapitalization and higher average interest rates associated with the new debt.


     Other (Income) Expense. Other (income) expense was $(0.2) million for the year ended December 31, 1998 as compared to $0.7 million for the year ended December 31, 1997. The higher income was due primarily to lower foreign exchange loss in the year ended December 31, 1998 as compared to the year ended December 31, 1997.


     Net Income (Loss). Primarily as a result of factors discussed above, net loss for the year ended December 31, 1998 was $28.0 million compared to net income of $10.5 million for the year ended December 31, 1997.


     Adjusted EBITDA. Primarily as a result of factors discussed above, Adjusted EBITDA increased by 30.7% in 1998 to $117.8 million from $90.1 million in 1997.


EFFECT OF CHANGES IN EXCHANGE RATES


     In general, our results of operations are affected by changes in foreign exchange rates. Subject to market conditions, we price our products in our foreign operations in local currencies. As a result, a decline in the value of the U.S. dollar relative to these other currencies can have a favorable effect on our profitability, and an increase in the value of the dollar relative to these other currencies can have a negative effect on our profitability. Exchange rate fluctuations increased/(decreased) comprehensive income by $1.9 million, $3.3 million and $(22.3) million for the years ended December 31, 1997, 1998 and 1999, respectively.


EURO CONVERSION


     On January 1, 1999, eleven of fifteen member countries of the European Economic Union fixed conversion rates between their existing currencies, or legacy currencies, and one common currency, the euro. The euro trades on currency exchanges and may be used in business transactions. Conversion to the euro eliminated currency exchange rate risk between the member countries. Beginning in January 2002, new euro-denominated bills and coins will be issued and the legacy currencies will be withdrawn from circulation.


     We are actively addressing the many areas involved with the introduction of the euro, including information management, finance, legal and tax. This review includes the conversion of information technology, and business and financial systems, and evaluation of currency risk, as well as the impact on the pricing and distribution of our products.


     One outcome of the introduction of the euro is the trend toward more uniform pricing in all European markets, including those that have not adopted the euro as their common currency. We believe the effect of the introduction of the euro, as well as any related cost of conversion, will not have a material adverse impact on our financial condition and results of operations.

DERIVATIVES


     We enter into interest rate swap agreements to hedge the exposure to increasing rates with respect to our senior credit agreement. The differential to be paid or received as a result of these swap agreements is accrued as interest rates change and recognized as an adjustment to interest expense related to the senior credit agreement. We also enter into forward exchange contracts, when appropriate, to hedge the exchange rate exposure on transactions that are denominated in a foreign currency.


LIQUIDITY AND CAPITAL RESOURCES


     In 1997, 1998 and 1999, we generated $164.2 million of cash from operations and $758.9 million from increased indebtedness. This $923.1 million was primarily used to fund $358.1 million of capital expenditures, $74.5 million of investments, make distributions of $34.9 million to our predecessor's partners, make a $409.3 million recapitalization cash distribution to our predecessor's previous owners, net of owner note repayments, make $39.2 million of debt issuance fee payments and for $7.1 million of other net uses. In the quarter ended April 2, 2000, we funded through our various borrowing arrangements $1.5 million of operating activities and $38.0 million of capital expenditures.


     Our senior credit agreement currently consists of four term loans to our subsidiary, Graham Packaging Company, totaling $570 million and two revolving loan facilities to Graham Packaging Company totaling $255 million. Unused availability under our revolving credit facilities at April 2, 2000, on a pro forma basis after giving effect to the offering and application of the proceeds therefrom, would have been $170.2 million, $70.2 million of which would have been under our revolving credit facility and $100.0 million of which would have been under our growth capital revolving credit facility. As of June 30, 2000, approximately $125 million of loans were outstanding under our revolving credit facility and approximately $40 million of loans were outstanding under our growth capital revolving credit facility. The obligations of Graham Packaging Company under our senior credit agreement are guaranteed by us and by our U.S. subsidiaries. The term loans are payable in quarterly installments through January 31, 2007, and, on a pro forma basis after giving effect to the offering and the application of estimated proceeds therefrom, would require payments of $11.8 million in 2000 (of which $3.7 million had been paid as of April 2, 2000), $14.5 million in 2001, $18.1 million in 2002, $19.9 million in 2003,
$67.3 million in 2004 and a total of $276.4 million from 2005 through 2007. We expect to fund scheduled debt repayments from cash from operations and unused lines of credit. The revolving loan facilities expire on January 31, 2004.


     Our senior credit agreement contains certain affirmative and negative covenants as to our operations and financial condition, as well as certain restrictions on the payment of dividends and other distributions to us. Substantially all of our domestic tangible and intangible assets are pledged as collateral pursuant to the terms of our senior credit agreement. See "Description of Certain Indebtedness".


     Our 1998 recapitalization also included the issuance by our subsidiaries, Graham Packaging Company and GPC Capital Corp. I, of $225 million of senior subordinated notes due 2008 and the issuance by us of $169 million aggregate principal amount at maturity of senior discount notes due 2009 which yielded gross proceeds of $100.6 million. At April 2, 2000, the aggregate accreted value of the senior discount notes was $126.4 million. The senior subordinated notes are unconditionally guaranteed on a senior subordinated basis by us and mature on January 15, 2008, with interest payable on $150 million at a fixed rate of 8.75% and with interest payable on $75 million at LIBOR plus 3.625%. The senior discount notes mature on January 15, 2009, with cash interest payable semi-annually beginning July 15, 2003 at 10.75%. The effective interest rate to maturity on the senior discount notes is 10.75%. At April 2, 2000, our outstanding indebtedness was $1,060 million and, on a pro forma basis after giving effect to the offering and the applications of the proceeds, would have been $854.8 million.

     Total capital expenditures for 1997, 1998, and 1999 were $53.2 million, $133.9 million and $171.0 million, respectively. We believe that capital investment to maintain and upgrade property, plant and equipment is important to remain competitive. We estimate that the annual capital expenditures required to maintain our current facilities are currently approximately $30 million per year. Additional capital expenditures beyond this amount will be required to expand capacity.


     Capital expenditures for the quarter ended April 2, 2000 were $38.0 million. For the fiscal year 2000, we expect to incur approximately $200 million of capital expenditures. However, total capital expenditures for 2000 will depend on the size and timing of growth related opportunities. Our principal sources of cash to fund capital requirements will be net cash provided by operating activities and borrowings under our senior credit agreement.


     Under our senior credit agreement, we are subject to restrictions on the payment of dividends or other distributions to us, except that our subsidiary, Graham Packaging Company, may pay dividends or other distributions to us:


  o in respect of overhead, tax liabilities, legal, accounting and other professional fees and expenses;


  o to fund purchases and redemptions of equity interests of our company held by then present or former officers or employees of our company, Graham Packaging Company or its subsidiaries or by any employee stock ownership plan upon that person's death, disability, retirement or termination of employment or other circumstances with certain annual dollar limitations; and


  o to finance, starting on July 15, 2003, the payment of cash interest payments by us on our senior discount notes.


     In June 1998, we finalized the settlement of the JCI-Schmalbach-Lubeca litigation. The amounts paid in settlement, as well as estimated litigation expenses and professional fees, did not differ materially from the amounts accrued in special charges and unusual items in respect thereof for the year ended December 31, 1997. The cash paid in settlement was funded by drawdowns under our senior credit agreement.


NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED


     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts which are collectively referred to as derivatives, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.


     In June 1999, the Financial Accounting Standards Board issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of Effective Date of FASB Statement No. 133". This standard defers the effective date of FASB Statement No. 133, or "SFAS No. 133", to all fiscal quarters of all fiscal years beginning after June 15, 2000. Management has not completed its review of SFAS No. 133 and has not determined the impact adoption will have on our results of operations or financial position.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


     We had significant long and short-term debt commitments outstanding as of December 31, 1999. These on-balance sheet financial instruments, to the extent they provide for variable rates of interest, expose us to interest rate risk. We manage our interest rate risk by entering into interest rate swap agreements. All of our derivative financial instrument transactions are entered into for non-trading purposes.

     To the extent that our financial instruments, including off-balance sheet derivative instruments, expose us to interest rate risk and market risk, they are presented in the table below. For variable rate debt obligations, the table presents principal cash flows and related actual weighted average interest rates as of December 31, 1999. For fixed rate debt obligations, the table presents principal cash flows and related weighted average interest rates by maturity dates. For interest rate swap agreements, the table presents notional amounts and the interest rates by expected (contractual) maturity dates for the pay rate and actual interest rates at December 31, 1999 for the receive rate.




                                   EXPECTED MATURITY DATE OF LONG-TERM DEBT (INCLUDING CURRENT PORTION) AND INTEREST RATE
                                                            SWAP AGREEMENTS AT DECEMBER 31, 1999
                                --------------------------------------------------------------------------------------------
                                    2000         2001         2002         2003          2004      THEREAFTER      TOTAL
                                ------------ ------------ ------------ ------------ ------------- ------------ -------------
                                                                       (IN THOUSANDS)
Interest rate sensitive
 liabilities:
Variable rate borrowings,
 including short-term
 amounts ......................   $ 24,369     $ 21,133     $ 25,729     $ 28,149     $ 186,101    $ 458,524    $  744,005
 Average interest rate ........       7.18%        9.38%        7.88%        7.84%         8.28%        8.67%
Fixed rate borrowings .........         --           --           --           --            --      273,092       273,092
 Average interest rate ........         --           --           --           --            --         9.60%
  Total interest rate
   sensitive liabilities: .....   $ 24,369     $ 21,133     $ 25,729     $ 28,149     $ 186,101    $ 731,616    $1,017,097
                                  ========     ========     ========     ========     =========    =========    ==========
Derivatives matched
 against liabilities:                   --     $150,000     $200,000     $100,000            --           --    $  450,000
Pay fixed swaps
 Pay rate .....................         --         5.51%        5.81%        5.77%           --           --            --
 Receive rate .................         --         6.47%        6.47%        6.47%           --           --            --



                                  FAIR VALUE
                                   DECEMBER
                                   31, 1999
                                -------------
                                (IN THOUSANDS)
Interest rate sensitive
 liabilities:
Variable rate borrowings,
 including short-term
 amounts ......................  $  744,005
 Average interest rate ........
Fixed rate borrowings .........     256,670
 Average interest rate ........
  Total interest rate
   sensitive liabilities: .....  $1,000,675
                                 ==========
Derivatives matched
 against liabilities:            $    9,283
Pay fixed swaps
 Pay rate .....................          --
 Receive rate .................          --


                                 EXPECTED MATURITY DATE OF LONG-TERM DEBT (INCLUDING CURRENT PORTION) AND INTEREST RATE
                                                          SWAP AGREEMENTS AT DECEMBER 31, 1998
                                -----------------------------------------------------------------------------------------
                                    1999         2000         2001         2002         2003      THEREAFTER     TOTAL
                                ------------ ------------ ------------ ------------ ------------ ------------ -----------
                                                                     (IN THOUSANDS)
Interest rate sensitive
 liabilities:
Variable rate borrowings,
 including short-term
 amounts ......................   $ 11,929     $ 15,192     $ 20,208     $ 25,771     $ 28,905    $ 512,695    $614,700
 Average interest rate ........       6.39%        7.46%        7.41%        7.36%        7.28%        8.02%
Fixed rate borrowings .........         --           --           --           --           --      260,697     260,697
 Average interest rate ........         --           --           --           --           --         9.60%
  Total interest rate
   sensitive liabilities: .....   $ 11,929     $ 15,192     $ 20,208     $ 25,771     $ 28,905    $ 773,392    $875,397
                                  ========     ========     ========     ========     ========    =========    ========
Derivatives matched
 against liabilities:                   --           --     $150,000     $200,000     $100,000           --    $450,000
Pay fixed swaps
 Pay rate .....................         --           --         5.51%        5.81%        5.77%          --          --
 Receive rate .................         --           --         5.56%        5.56%        5.56%          --          --




                                 FAIR VALUE
                                  DECEMBER
                                  31, 1998
                                -----------
                                    (IN
                                 THOUSANDS)
Interest rate sensitive
 liabilities:
Variable rate borrowings,
 including short-term
 amounts ......................  $614,700
 Average interest rate ........
Fixed rate borrowings .........   271,400
 Average interest rate ........
  Total interest rate
   sensitive liabilities: .....  $886,100
                                 ========
Derivatives matched
 against liabilities:            $ (8,784)
Pay fixed swaps
 Pay rate .....................        --
 Receive rate .................        --

     We also enter into forward exchange contracts, when considered appropriate, to hedge foreign exchange rate exposure on transactions that are denominated in a foreign currency.

                                   BUSINESS

     We are a worldwide leader in the design, manufacture and sale of customized blow molded plastic containers for the branded food and beverage, household and personal care, and automotive lubricants markets with 57 plants throughout North America, Europe and Latin America. Our primary focus is to operate in select markets that will position us to benefit from the growing conversion to high performance plastic packaging from more commodity packaging. We target branded consumer product manufacturers for whom customized packaging design is a critical component in their efforts to differentiate their products to consumers. We initially pursue these attractive product areas with one or two major consumer products companies that we expect will lead the conversion to plastic packaging in a given category. We utilize our innovative design, engineering and technological capabilities to deliver highly customized, high performance products to our customers in these areas in order to distinguish and increase sales of their branded products. We collaborate with our customers through joint initiatives in product design and cost reduction, and innovative operational arrangements, which include on-site manufacturing facilities.

     Since the beginning of 1998, we have grown net sales at a compounded annual growth rate of over 18% as a result of our aggressive capital investment and focus on the high growth food and beverage market which is growing rapidly due to the accelerating conversion trend from glass, paper and metal containers to plastic packaging. With leading positions in each of our core businesses, we believe we are well positioned to continue to benefit from the plastic conversion trend that is still emerging on a global basis and offers us opportunities for attractive returns on investment.

     We have an extensive blue-chip customer base that includes many of the world's largest branded consumer products companies such as Castrol, Danone, Dial, Pennzoil-Quaker State, Procter & Gamble, Quaker Oats, Tropicana, Unilever, Valvoline and Welch's. Approximately one third of our manufacturing plants are located on-site at our customers' manufacturing facilities, which we believe provides a competitive advantage in maintaining and growing customer relationships. The majority of our sales are made pursuant to long-term customer contracts, which include resin pass-through provisions that mitigate the effect of resin price movements on our profitability. Our containers are made from various plastic resins, including polyethylene terephthalate, or PET, high density polyethylene, or HDPE, and polypropylene, or PP. In 1999, our top 20 customers comprised over 76% of our net sales and have been customers of ours for an average of 16 years. During the first quarter of 2000, we generated 79%, 18% and 3% of our net sales in North America, Europe and Latin America, respectively.

     The combination of leading technology, product innovation, efficient manufacturing operations and strong customer relationships, including on-site facilities, has enabled us to consistently generate strong growth, margins and returns on invested capital.


OUR MARKETS

     We are a leading supplier of plastic packaging in each of our three primary end-use markets: food and beverage, household and personal care, and automotive lubricants.

 Food and Beverage -- 48% of our net sales for the quarter ended April 2, 2000

     We produce containers for shelf-stable, refrigerated and frozen juices, non-carbonated juice drinks, teas, isotonics, yogurt and nutritional drinks, soups, toppings, sauces, jellies and jams. Our business focuses on major consumer products companies that emphasize distinctive, high-performance packaging in their selected business lines that are undergoing rapid conversion to plastic from other packaging materials. We believe, based on internal estimates, that we have the leading domestic market position for plastic containers for juice, frozen concentrate, pasta sauce and yogurt drinks and the leading position in Europe for plastic containers for yogurt drinks. We believe that this leadership position creates significant opportunity for us to participate in the anticipated conversion to plastic in the wider nutritional drink market. We are also one of only three domestic market participants that are leading large-scale product conversions to hot-fill PET containers.

     Our customers include a large number of major food and beverage companies, which produce a variety of brand name products. Select customers include:




CUSTOMER                  SELECTED BRAND(S) / PRODUCT(S)
------------------------- ------------------------------------------------------------------------------------------------------
Arizona                   Arizona (Registered Trademark)  / Beverages
Campbell Soup             Liebig (Registered Trademark)  / Ready-to-Serve Soups; V-8 (Registered Trademark)  / Juice Drinks
Danone                    Danimals (Registered Trademark)  and Actimel (Registered Trademark)  / Yogurt and Nutritional Drinks
Heinz                     Heinz (Registered Trademark)  / Ketchup
Hershey                   Hershey's (Registered Trademark)  / Toppings
Minute Maid               Hi-C (Registered Trademark)  / Juice Drinks
Nestle                    Quik (Registered Trademark)  / Toppings and Milk Mix; Nescafe (Registered Trademark)  / Instant
                          Premium Coffee
Ocean Spray Cranberries   Ocean Spray (Registered Trademark)  / Beverages
Quaker Oats               Gatorade (Registered Trademark)  / Beverages
TreeTop                   TreeTop (Registered Trademark)  / Beverages and Applesauce; Seneca (Registered Trademark)  /
                          Applesauce
Triarc                    Snapple (Registered Trademark)  / Beverages
Tropicana                 Tropicana (Registered Trademark) , Twister (Registered Trademark)  and Dole (Registered Trademark)  /
                          Beverages
Unilever                  Ragu (Registered Trademark)  / Pasta Sauces; Amora (Registered Trademark)  / Sauces and Condiments
Welch's                   Welch's (Registered Trademark)  / Beverages, Jams, Jellies and Frozen
                          Concentrate; Bama (Registered Trademark)  / Jams and Jellies



CUSTOMER                      MATERIAL TYPE
------------------------- --------------------
Arizona                   Hot-fill PET / PP
Campbell Soup             Hot-fill PET / HDPE
Danone                    HDPE
Heinz                     PP
Hershey                   HDPE
Minute Maid               HDPE
Nestle                    HDPE
Ocean Spray Cranberries   Hot-fill PET
Quaker Oats               Hot-fill PET
TreeTop                   Hot-fill PET
Triarc                    Hot-fill PET
Tropicana                 Hot-fill PET / HDPE
Unilever                  Hot-fill PET / PP
Welch's                   Hot-fill PET / HDPE

     Over the last three fiscal years, our food and beverage sales have grown at a compound annual growth rate of over 40%, benefitting primarily from the rapid market conversion to plastic containers. As a result of technological innovations, PET containers can be used in "hot-fill" food and beverage applications where the container must withstand filling temperatures of over 180 degrees Fahrenheit in an efficient and cost-effective manner. We have been a leader in the conversion of multi-serve juices that has occurred during the last few years, and we helped initiate the conversion of containers for single-serve juice drinks, frozen juice concentrate and wide-mouth PET containers for sauces, jellies and jams. Our highly customized hot-fill PET containers allow for the shipment and display of food and beverage products in a non-refrigerated state, in addition to possessing the structural integrity to withstand extreme filling conditions. Our oxygen barrier PET container coating and our multi-layer barrier technologies also extend the shelf life and protect the quality and flavor of our customers' products.


     With over $170 million of capital invested in our hot-fill PET food and beverage business since the beginning of 1997, we have been a major participant in this rapidly growing area. Given the strength of our existing customer base, our recent capital investments and our technological and design capabilities, we believe that we are well positioned to benefit from the estimated 65% of the domestic hot-fill food and beverage market that has yet to convert to plastic. In addition, we believe that significant conversion opportunities exist in hot-fill product lines that have just begun to convert to plastic, and from international conversion opportunities.


 Household and Personal Care -- 26% of our net sales for the quarter ended
    April 2, 2000


     In our household and personal care business, we are a leading supplier of plastic containers for products such as liquid fabric care, dish care, hard-surface cleaners, hair care and body wash. We continue to benefit as products such as liquid fabric care detergents, hard-surface cleaners and liquid automatic dishwashing detergents, which are packaged in plastic containers, capture an increasing share from powdered detergents and cleaners, which are predominantly packaged in paper-based containers. We also expect rapid growth in demand for household and personal care plastic containers internationally to be a key contributor to our business.

     Select household and personal care customers include:




CUSTOMER               SELECTED BRAND(S) / PRODUCT(S)
---------------------- ---------------------------------------------------------------------------------------------------------
Colgate Palmolive      Ajax (Registered Trademark) , Fab (Registered Trademark) , Dynamo (Registered Trademark)  / Fabric Care;
                       Octagon (Registered Trademark)  / Dish Care
The Dial Corporation   Purex (Registered Trademark)  / Fabric Care; Dial (Registered Trademark)  / Personal Care
Henkel                 Dishcare, Hard-Surface Cleaners, Household Cleaners and Personal Care
Johnson & Johnson      Johnson & Johnson (Registered Trademark)  / Hair Care
L'Oreal                L'Oreal (Registered Trademark)  and Garnier Laboratories (Registered Trademark)  / Hair Care
Procter & Gamble       Mr. Clean (Registered Trademark) , Top Job (Registered Trademark)  and Comet (Registered Trademark)  /
                       Household Cleaners; Cascade (Registered Trademark)  / Dish Care; Febreeze (Registered Trademark) , Ariel
                       (Registered Trademark) , Tide (Registered Trademark) , Lenor (Registered Trademark)  and Downy (Registered
                       Trademark)  / Fabric Care
Reckitt Benckiser      Woolite (Registered Trademark)  / Fabric Care and Vanish (Registered Trademark)  / Household
                       Cleaners
Unilever               All (Registered Trademark) , Wisk (Registered Trademark) , Surf (Registered Trademark) , Snuggle
                       (Registered Trademark)  and Final Touch (Registered Trademark)  /
                       Fabric Care; Dove (Registered Trademark) , Suave (Registered Trademark)  and Lever 2000 (Registered
                       Trademark)  / Personal Care; Elida Gibbs (Registered Trademark)  and Faberge (Registered Trademark)  / Hair
                       Care



CUSTOMER                 MATERIAL TYPE
---------------------- ----------------
Colgate Palmolive      HDPE
The Dial Corporation   PET / HDPE / PP
Henkel                 PET / HDPE / PP
Johnson & Johnson      HDPE
L'Oreal                HDPE
Procter & Gamble       PET / HDPE / PP
Reckitt Benckiser      PET / HDPE
Unilever               PET / HDPE / PP

 Automotive Lubricants -- 26% of our net sales for the quarter ended April 2,
    2000


     We believe, based on internal estimates, that we are the number one supplier of one quart/one liter HDPE motor oil containers in the United States, Canada and Brazil, supplying most of the motor oil producers in these countries, with an approximate 73% market share in the United States, based on 1998 unit sales. We have been producing motor oil containers since the conversion to plastic began 22 years ago and have expanded our market share and maintained margins by partnering with our customers to improve product quality and reduce costs through design improvement, reduced container weight and manufacturing efficiencies. Our joint product design and cost efficiency initiatives with our customers have also strengthened our service and customer relationships.


     We expanded our operations into portions of Latin America to take advantage of the growth resulting from the ongoing conversion from composite cans to plastic containers for motor oil as well as the increasing number of motor vehicles per person in that region. We anticipate similar growth opportunities for us in other economically developing markets where the use of motorized vehicles is rapidly growing, including Asia and other regions in Latin America. We also manufacture containers for other automotive products, such as antifreeze and automatic transmission fluids.


     Our major automotive lubricants customers include:




CUSTOMER                   SELECTED BRAND(S) / PRODUCT(S)
-------------------------- -----------------------------------------------------------------------------------------------------
Ashland                    Valvoline (Registered Trademark) , Napa (Registered Trademark)  and CarQuest (Registered Trademark)
                           / Motor Oil; Zerex (Registered Trademark)  / Antifreeze
Castrol                    Castrol (Registered Trademark)  and Syntec (Registered Trademark)  / Motor Oil; Super Clean
                           (Registered Trademark)  / Heavy Duty Cleaner
Chevron Products Company   Chevron (Registered Trademark)  and Amoco (Registered Trademark)  / Motor Oil
Equilon                    Texaco (Registered Trademark) , Havoline (Registered Trademark)  and Shell (Registered Trademark)  /
                           Motor Oil and Antifreeze
ExxonMobil                 Mobil (Registered Trademark)  / Motor Oil
Pennzoil - Quaker State    Pennzoil (Registered Trademark)  and Quaker State (Registered Trademark)  / Motor Oil
Petrobras                  Petrobras (Registered Trademark)  / Motor Oil
Petro - Canada             Petro-Canada (Registered Trademark)  / Motor Oil
Sun Refining               Sun (Registered Trademark)  and Kendall (Registered Trademark)  / Motor Oil



CUSTOMER                    MATERIAL TYPE
-------------------------- --------------
Ashland                    HDPE
Castrol                    HDPE
Chevron Products Company   HDPE
Equilon                    HDPE
ExxonMobil                 HDPE
Pennzoil - Quaker State    HDPE
Petrobras                  HDPE
Petro - Canada             HDPE
Sun Refining               HDPE

OUR STRENGTHS


     STRATEGIC FOCUS ON RAPIDLY GROWING CUSTOM PLASTIC CONTAINER
INDUSTRY. Changing consumer preferences and technological advancements have accelerated the conversion to plastic containers from other materials. The advantages of plastic containers, such as their lighter weight, shatter resistance, resealability and ease of opening and dispensing, as well as the improved economics and performance of plastics, have resulted from technological enhancements. We have been a leader domestically in the conversion to plastic packaging for many major product categories such as shelf-stable, chilled and frozen concentrate juices, food products, liquid laundry detergent, household cleaners and motor oil, and believe we are well positioned to benefit from the large number of containers which have yet to be converted to plastic. Our growing international presence positions us well to capitalize on growth in plastic packaging overseas which we expect, in many markets, to be driven by conversions similar to those experienced in the United States.

     After the offering, we will be the only publicly traded company in North America that is solely focused on the manufacture and sale of customized plastic containers. While some of our competitors have significant plastic container operations, they also tend to have large concentrations of sales and capital invested in lower growth and declining packaging materials such as glass, metal and paper, or tend to produce more commodity-like plastic packaging with low value-added design and performance characteristics.

     LEADERSHIP POSITION IN CORE MARKETS. We enjoy leading positions in all of our core markets. We believe, based on internal estimates, that we have the leading domestic market position for plastic containers for juice, frozen concentrate, pasta sauce and yogurt drinks and the leading position in Europe for plastic containers for yogurt drinks. We are one of only three domestic market participants that are leading large-scale product conversions to hot-fill PET containers. We also believe, based on internal estimates, that we have the number one market position in the one quart/one liter motor oil container markets in the United States, Canada and Brazil. Our leadership positions in our core markets have enabled us to utilize high-speed production systems and achieve significant economies of scale, thereby making us a low cost manufacturer.

     SUPERIOR PRODUCT DESIGN AND DEVELOPMENT CAPABILITIES. Our ability to develop new, innovative containers to meet the design and performance requirements of our customers has established us as a market leader. We have demonstrated significant success in designing innovative plastic containers that require customized features such as complex shapes, reduced weight, handles, grips, view stripes, pouring features and graphic-intensive customized labeling, and often must meet specialized performance and structural requirements such as hot-fill capability, recycled material usage, oxygen barriers, flavor protection and multi-layering. In addition to increasing demand for our customers' products, we believe that our innovative packaging stimulates consumer demand and drives further conversion to plastic packaging. Consequently, our strong design capabilities have been especially important to our food and beverage customers, who generally use packaging to differentiate and add value to their brands while spending less on promotion and advertising. We have been awarded significant contracts based on these unique product design capabilities that we believe set us apart from our competition. Some of our recent design and conversion successes include:

  o hot-fill PET wide-mouth jars for Ragu pasta sauce, Seneca applesauce and Welch's jellies and jams;

  o HDPE frozen juice container for Welch's in the largely unconverted metal and paper-composite can markets; and

  o the debut of single and multi-serve, brand-distinctive, custom plastic beverage packages, such as: Gatorade 10 ounce, Danimals 100 milliliter and 93 milliliter yogurt drinks, Snapple 20 ounce and Tropicana Twister 1.75 liter containers.

     Our innovative designs have also been recognized by a number of customers and industry organizations, including our Welch's frozen juice can (1999 AmeriStar and WorldStar design awards, 1998 Refrigerated & Frozen Foods Package of the Year), Tropicana Twister container (1999 AmeriStar and WorldStar design awards), Dannon Danimals yogurt drink container (2000 Packaging World Magazine Dupont Food Award) and Seneca applesauce jar (1998 DuPont Diamond Award, 1998 Food and Drug Package of the Year).

     SUCCESSFUL BUSINESS MODEL UTILIZING ON-SITE FACILITIES. Approximately one third of our 57 manufacturing facilities are located on-site at our customers' plants, creating innovative operational arrangements. On-site plants enable us to work more closely with our customers, facilitating just-in-time inventory management, generating significant savings opportunities through process re-engineering, eliminating costly shipping and handling charges, reducing working capital needs and fostering long-term customer relationships. In many cases, our on-site operations are integrated with our customers' manufacturing operations so that deliveries are made, as needed, by direct conveyance to the customers' filling lines. Since the beginning of 1998, we have established two new on-site facilities at customers' facilities, including the first on-site plant for Gatorade, which we believe is one of the largest hot-fill customers in the world, and are currently building two additional on-site facilities. We have also established an on-site pre-form plant at one of our resin supplier's facilities, which is unique in our industry and further demonstrates our innovative operational strategies. This plant supplies container pre-forms that are blown into containers at our blow molding facilities, enabling us to improve the quality and cost of our end products.

     DIVERSIFIED BLUE CHIP CUSTOMER BASE. We have enjoyed long-standing relationships with most of our larger customers, with 76% of our net sales generated by our top 20 customers in 1999. The majority of these customers are under long-term contracts, with whom we have been doing business for an average of over 16 years. We are the leading custom plastic packaging supplier in several geographic regions and/or for several brands of most of our top customers. In addition, we are a sole source provider for many of our top customers. We have strengthened our customer relationships by forming joint initiatives with our customers relating to product design, cost-savings and production quality efforts. These efforts have led to awards by several of our major customers, including the Chevron Quality Achievement Award and the Dial Corporation Select Supplier Award for Quality and being named Ocean Spray Supplier of the Year and Welch's Supplier of the Year.

     EXPERIENCED MANAGEMENT TEAM WITH STRONG EQUITY INCENTIVES. We have a talented senior management team, which has a track record of achieving profitable growth, implementing new packaging technology, entering new markets, maintaining our blue chip customer base and effectively integrating complementary acquisitions. Our top twenty managers have an average of 19 years work experience in the packaging industry and 15 years with us. Our senior managers are meaningfully invested in our performance, which gives them an ongoing stake in the creation of shareholder value.

OUR STRATEGY

     We intend to expand our leadership position in select value-added plastic packaging opportunities by maintaining our position at the forefront of the plastic conversion trend. We seek to achieve this objective by pursuing the following strategies:

     LEVERAGE OUR DESIGN AND ENGINEERING EXPERTISE TO CAPITALIZE ON CONVERSIONS TO PLASTIC CONTAINERS. We have demonstrated significant success in designing innovative plastic containers that add value through innovative design shapes and features, such as reduced weight, handles, grips, view stripes, pouring features, graphic-intensive customized labeling and customized blow molding and specialized performance and structural requirements, such as hot-fill capability, oxygen barriers, flavor protection, recycled material usage and multi-layering. We seek to compete in select plastic packaging areas which provide us with profitable, high-growth opportunities to supply our customers with customized value-added packaging that can increase demand for their products and help to accelerate the general plastic conversion trend. Significant opportunities exist in the United States and abroad to capture an even greater share of anticipated large scale plastic conversions in areas such as chilled, frozen and hot-fill beverages and hot-fill PET for shelf-stable food products including pickles, sauces, jellies and jams. In addition, we believe that significant conversion opportunities exist in hot-fill product lines that have not yet begun to convert to plastic, but would benefit from distinctive product design and improved performance.

     MAINTAIN AND EXPAND POSITION WITH KEY CUSTOMERS. We plan to maintain and expand our position with global branded consumer companies that require highly customized features to differentiate their products on store shelves. Central to this strategy are the continued:

  o   delivery of superior customer service;

  o   development of innovative and distinctive packaging designs;

  o   opening of new on-site facilities;

  o   ongoing improvement of our low-cost manufacturing operations; and

  o   global expansion alongside key customers.

     TARGETED CAPITAL INVESTMENT AND EXPANSION OF OUR ON-SITE PLANT NETWORK. We expect to continue our disciplined approach to capital investments, whereby we carefully evaluate new business initiatives and our ability to generate targeted returns on new capital invested. As part of this strategy, we intend to expand our on-site network of manufacturing facilities with both existing and new customers. We will continue to focus on identifying opportunities both domestically and internationally where on-site relationships would provide a strategic benefit for both us and our customers and further strengthen our relationship. Five out of nine domestic and international facilities that we have established since the beginning of 1998 have been located on site at customer and vendor facilities, including two on-site facilities that are currently under construction, and we are currently evaluating additional on-site facilities with several of our customers. We believe that our on-site strategy will be particularly effective in Europe as many of our large customers continue to consolidate their filling facilities. In addition to our primary strategy of organic growth, we plan to consider select investments, joint ventures and strategic acquisitions to complement our growth objectives as opportunities arise.


CUSTOMERS

     Substantially all of our sales are made to major branded consumer products companies located in the United States and abroad. Our customers demand a high degree of packaging design and engineering to accommodate complex container shapes, performance and material requirements and quick and reliable delivery. Our contracts typically contain provisions allowing for price adjustments based on the market price of resins and colorants and the cost of energy and labor, among other factors.

     In many cases, we are the sole supplier of our customers' custom plastic container requirements nationally, regionally or for a specific brand. For the year ended December 31, 1999, Unilever accounted for 10.4% of our total net sales and was the only customer that accounted for over 10% of our net sales for the year.


INTERNATIONAL OPERATIONS

     We have significant operations outside the United States in the form of wholly owned subsidiaries, cooperative joint ventures and other arrangements. We have 24 plants located in countries outside of the United States, including Argentina (2), Belgium (1), Brazil (5), Canada (4), France (4), Germany (2), Hungary (1), Italy (2), Poland (1), Turkey (1), and the United Kingdom (1).

     Argentina, Brazil and Mexico. In Brazil, we have four on-site plants for motor oil packaging, including one for Petrobras Distribuidora S.A., the national oil company of Brazil. We also have an off-site plant in Brazil for our motor oil and agricultural and chemical businesses. On April 30, 1997, we acquired 80% of certain assets and assumed 80% of certain liabilities of Rheem-Graham Embalagens Ltda. in Brazil, which is now known as "Graham
Packaging do Brasil". In February 1998, we acquired the residual 20% ownership interest in Graham Packaging do Brasil. In Argentina, we purchased 100% of the capital stock of Dodisa, S.A., Amerpack, S.A., Lido Plast, S.A. and Lido Plast San Luis, S.A. In June 2000, in order to maximize efficiency, we shifted some of the volume from our Argentine operations produced for Brazilian customers to our Brazilian facilities and closed one of our facilities in Argentina. In Mexico, we entered into a joint venture agreement with Industrias Innopack, S.A. de C.V. to manufacture, sell and distribute custom plastic containers in Mexico, the Caribbean and Central America.

     Europe. We have an on-site plant in each of Belgium, Germany and Hungary and nine off-site plants in France, Germany, Italy, Turkey and the United Kingdom, for the production of plastic containers for liquid food, household and personal care, automotive and agricultural chemical products. Through Masko Graham Spolka Z.O.O., a 50% owned joint venture in Poland, we manufacture HDPE containers for household and personal care and liquid food products.

     Canada. We have three off-site facilities and one on-site facility in Canada to service Canadian and northern U.S. customers. One of the off-site facilities is located near Montreal and the other three facilities are near Toronto. These facilities produce products for all three of our target end-use markets.

     Additional geographical operating segment information is provided in the financial statements included in the prospectus.


COMPETITION

     We face substantial regional and international competition across our product lines from a number of well established businesses. Several of our competitors are larger and have greater financial and other resources than we do. We believe long-term success is dependent on our ability to provide superior levels of service, our speed to market and our ability to develop product innovations and improve our production technology and expertise. Other important competitive factors include rapid delivery of products, production quality and price.


MARKETING AND DISTRIBUTION

     Our sales are made through our own direct sales force; agents or brokers are not utilized to conduct sales activities with customers or potential customers. Sales activities are conducted from our corporate headquarters in York, Pennsylvania and from field sales offices located in Houston, Texas; Cincinnati, Ohio; Levittown, Pennsylvania; Orlando, Florida; Burlington, Ontario; Rancho Cucamonga, California; Montreal, Quebec; Paris, France; Buenos Aires, Argentina; Sao Paulo, Brazil; Milan, Italy; and Sulejowek, Poland. Our products are typically delivered by truck, on a daily basis, in order to meet our customers' just-in-time delivery requirements, except in the case of on-site operations. In many cases, our on-site operations are integrated with our customers' manufacturing operations so that deliveries are made, as needed, by direct conveyance to the customers' filling lines.


MANUFACTURING

     A critical component of our strategy is to locate manufacturing plants on site, reducing expensive shipping and handling charges and increasing production and distribution efficiencies. We are a leader in providing on-site manufacturing arrangements, with over one third of our 57 facilities on site at customer and vendor facilities. Within our 57 plants, we run over 400 production lines. We sometimes dedicate particular production lines within a plant to better service customers. Our plants generally operate 24 hours a day, five to seven days a week, although not every production line is run constantly. When customer demand requires, we run our plants seven days a week.


     We maintain a program of quality control with respect to suppliers, line performance and packaging integrity for our containers. Our production lines are equipped with various automatic inspection machines that electronically inspect containers. Additionally, we inspect and test our product samples on the production line for proper dimensions and performance. We also inspect our products after packaging. We crush and recycle containers not meeting our standards. We monitor and update our inspection programs to keep pace with modern technologies and customer demands. Quality control laboratories are maintained at each manufacturing facility to test our products.

     We have highly modernized equipment in our plants, consisting primarily of rotational wheel systems and shuttle systems, both of which are used for HDPE and PP blow molding, and injection-stretch blow molding systems for custom PET containers. We are also pursuing development initiatives in barrier technologies to strengthen our position in the food and beverage business. In the past, we have achieved substantial cost savings in our manufacturing process by productivity and process enhancements, including increasing line speeds, utilizing recycled products, reducing scrap and optimizing plastic volume requirements for each product's specifications.

     Total capital expenditures for 1997 were approximately $53.2 million, for 1998 approximately $133.9 million and for 1999 approximately $171.0 million. We believe that capital investment to maintain and upgrade property, plant and equipment is important to remain competitive. We estimate that the annual capital expenditures required to maintain our current facilities are currently approximately $30 million per year. Additional capital expenditures beyond this amount will be required to expand capacity.


PRODUCTS AND RAW MATERIALS

     PET containers, which are transparent, are utilized for products where glasslike clarity is valued and shelf stability is required, such as carbonated soft drinks, juice, juice drinks and teas. HDPE containers, which are nontransparent, are utilized to package products such as motor oil, fabric care, dish care and personal care products, certain food products, chilled juices and frozen juice concentrates.

     PET and HDPE resins constitute the primary raw materials used to make our products. These materials are available from a number of suppliers, and we are not dependent upon any single supplier. We maintain what we believe is an adequate inventory to meet demands, but there is no assurance this will be true in the future. Our gross profit has historically been substantially unaffected by fluctuations in resin prices because industry practice permits substantially all changes in resin prices to be passed through to customers through appropriate changes in product pricing.

     Through our wholly owned subsidiary, Graham Recycling Company, L.P., we operate one of the largest HDPE bottles-to-bottles recycling plants in the world, and more than 70% of our North American HDPE units produced contain recycled HDPE bottles. The recycling plant is located near our headquarters in York, Pennsylvania.


EMPLOYEES

     As of June 30, 2000, we had approximately 4,000 employees, 2,500 of which were located in the United States. Approximately 78% of our employees are hourly wage employees, 46% of whom are represented by various labor unions and are covered by various collective bargaining agreements that expire between February 2001 and April 2004. During the past three years, our subsidiary in France, Graham Packaging France, S.A.S., has experienced labor stoppages on several occasions, none of which exceeded one day in duration. We believe that we enjoy good relations with our employees.


ENVIRONMENTAL MATTERS

     Our operations, both in the U.S. and abroad, are subject to national, state, provincial and/or local laws and regulations that impose limitations and prohibitions on the discharge and emission of, and establish standards for the use, disposal, and management of, certain materials and waste, and impose liability for the costs of investigating and cleaning up, and certain damages resulting from, present and past spills, disposals, or other releases of hazardous substances or materials. Environmental laws can be complex and may change often, capital and operating expenses to comply can be significant, and violations may result in substantial fines and penalties. In addition, environmental laws such as the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, also known as "Superfund" in the United States, impose strict, and in certain circumstances, joint and several, liability on responsible parties for the investigation and cleanup of contaminated soil, groundwater and buildings, and liability for damages to natural resources, at a wide range of properties. Contamination at properties that we formerly owned or operated as well as at properties that we currently own or operate, and properties to which we sent hazardous substances, may result in our liability under environmental laws. We are not aware of any material noncompliance with the environmental laws currently applicable to us and we are not the subject of any material claim for liability with respect to contamination at any location. For our operations to comply with environmental laws, we have incurred and will continue to incur costs, which were not material in fiscal 1999 and are not expected to be material in the future.


     A number of governmental authorities both in the U.S. and abroad have considered, are expected to consider, or have passed legislation aimed at reducing the amount of disposed plastic wastes. Those programs have included, for example, mandating certain rates of recycling and/or the use of recycled materials, imposing deposits or taxes on plastic packaging material, and/or requiring retailers or manufacturers to take back packaging used for their products. That legislation, as well as voluntary initiatives similarly aimed at reducing the level of plastic wastes, could reduce the demand for certain plastic packaging, result in greater costs for plastic packaging manufacturers, or otherwise impact our business. Some consumer products companies (including some of our customers) have responded to these governmental initiatives and to perceived environmental concerns of consumers by using bottles made in whole or in part of recycled plastic. We operate one of the largest HDPE bottles-to-bottles recycling plants in the world and more than 70% of our HDPE units produced in North America contain materials from recycled HDPE bottles. We believe that to date these initiatives and developments have not materially adversely affected us.


INTELLECTUAL PROPERTY


     We hold various patents and trademarks. While in the aggregate our patents are of material importance to our business, we believe that our business is not dependent upon any one patent or trademark. We also rely on unpatented proprietary knowhow and continuing technological innovation and other trade secrets to develop and maintain our competitive position. There can be no assurance, however, that others will not obtain knowledge of this proprietary knowhow through independent development or other access by legal means. In addition to our own patents and proprietary knowhow, we are a party to certain licensing arrangements and other agreements authorizing us to use certain other proprietary processes, knowhow and related technology and/or to operate within the scope of certain patents owned by other entities. We also have licensed or sublicensed certain intellectual property rights to third parties.


PROPERTIES


     We currently own or lease 57 plants located in the United States, Canada, Argentina, Brazil, Belgium, France, Germany, Hungary, Italy, Poland, Turkey and the United Kingdom. Twenty of our plants are located on site at customer and vendor facilities. Our operation in Poland is pursuant to a joint venture arrangement where we own a 50% interest. In 1999, we consolidated and relocated our headquarters to a facility located in York, Pennsylvania. We believe that our plants, which are of varying ages and types of construction, are in good condition, are suitable for our operations and generally are expected to provide sufficient capacity to meet our requirements for the foreseeable future.

     The following table sets forth the location of our plants and administrative facilities, whether on-site or off-site, whether leased or owned, and their approximate current square footage.




                                         ON SITE
LOCATION                               OR OFF SITE     LEASED/OWNED     SIZE (SQ. FT.)
-----------------------------------   -------------   --------------   ---------------
U.S. Packaging Facilities (a)
-----------------------------------
 1. York, Pennsylvania                   Off Site     Owned                 395,554
 2. Maryland Heights, Missouri           Off Site     Owned                 308,961
 3. Holland, Michigan                    Off Site     Leased                218,128
 4. York, Pennsylvania                   Off Site     Leased                210,370
 5. Selah, Washington                    On Site      Owned                 170,553
 6. Atlanta, Georgia                     On Site      Leased                165,000
 7. Montgomery, Alabama (b)              Off Site     Leased                150,143
 8. Emigsville, Pennsylvania             Off Site     Leased                148,300
 9. Levittown, Pennsylvania              Off Site     Leased                148,000
10. Rancho Cucamonga, California         Off Site     Leased                143,063
11. Santa Ana, California                Off Site     Owned                 127,680
12. Muskogee, Oklahoma                   Off Site     Leased                125,000
13. Woodridge, Illinois                  Off Site     Leased                124,137
14. Atlanta, Georgia                     Off Site     Leased                112,400
15. Cincinnati, Ohio                     Off Site     Leased                111,669
16. Bradford, Pennsylvania               Off Site     Leased                 90,350
17. Berkeley, Missouri                   Off Site     Owned                  75,000
18. Jefferson, Louisiana                 Off Site     Leased                 58,799
19. Cambridge, Ohio                      On Site      Leased                 57,000
20. Port Allen, Louisiana                On Site      Leased                 56,721
21. Shreveport, Louisiana                On Site      Leased                 56,400
22. Bordentown, New Jersey               On Site      Leased                 55,000
23. Richmond, California                 Off Site     Leased                 54,985
24. Houston, Texas                       Off Site     Owned                  52,500
25. New Kensington, Pennsylvania         On Site      Leased                 48,000
26. Darlington, South Carolina           On Site      Leased                 43,200
27. N. Charleston, South Carolina        On Site      Leased                 40,000
28. Bradenton, Florida                   On Site      Leased                 35,000
29. Lakeland, Florida (c)                Off Site     Leased                 33,360
30. Vicksburg, Mississippi               On Site      Leased                 31,200
31. Tulsa, Oklahoma                      On Site      Leased                 28,500
32. Wapato, Washington                   Off Site     Leased                 20,300

Canadian Packaging Facilities
-----------------------------------
33. Burlington, Ontario, Canada          Off Site     Owned                 145,200
34. Mississauga, Ontario, Canada         Off Site     Owned                  78,416
35. Anjou, Quebec, Canada                Off Site     Owned                  44,875
36. Toronto, Ontario, Canada             On Site      (e)                     5,000

European Packaging Facilities
-----------------------------------
37. Assevent, France                     Off Site     Owned                 186,470
38. Noeux les Mines, France              Off Site     Owned                 120,000
39. Wrexham, United Kingdom              Off Site     Owned                 120,000
40. Campochiaro, Italy                   Off Site     Owned                  93,200
41. Blyes, France                        Off Site     Owned                  89,000

                                          ON SITE
LOCATION                                OR OFF SITE         LEASED/OWNED        SIZE (SQ. FT.)
------------------------------------   -------------   ---------------------   ---------------
42. Sulejowek, Poland (d)                 Off Site     Owned                        83,700
43. Bad Bevensen, Germany                 Off Site     Owned/Leased (f)             80,000
44. Meaux, France                         Off Site     Owned                        80,000
45. Sovico (Milan), Italy                 Off Site     Leased                       74,500
46. Istanbul, Turkey                      Off Site     Owned                        50,000
47. Rotselaar, Belgium (b)                On Site      Leased                       21,520
48. Genthin, Germany (b)                  On Site      Leased                        7,400
49. Nyirbator, Hungary                    On Site      Leased                        5,000

Latin American Packaging Facilities
------------------------------------
50. Sao Paulo, Brazil                     Off Site     Leased                       66,092
51. Buenos Aires, Argentina               Off Site     Owned                        33,524
52. Rio de Janeiro, Brazil                On Site      Owned/Leased (f)             22,604
53. Rio de Janeiro, Brazil                On Site      Leased                       16,685
54. Rio de Janeiro, Brazil                On Site              (e)                  11,000
55. San Luis, Argentina                   Off Site     Owned                         8,070
56. Santos, Brazil                        On Site      Leased                        5,800

Graham Recycling
------------------------------------
57. York, Pennsylvania                    Off Site     Owned                        44,416

Administrative Facilities
------------------------------------
o   York, Pennsylvania                      N/A        Leased                       70,071
o   Burlington, Ontario, Canada             N/A        Owned                         4,800
o   Rueil, Paris, France                    N/A        Leased                        4,300
o   Sao Paulo, Brazil                       N/A        Leased                        3,800

  (a) Substantially all of our domestic tangible and intangible assets are pledged as collateral pursuant to the terms of our senior credit agreement


  (b) Currently under construction


  (c) This facility is leased by PlasPET Florida, Ltd., in which we hold a 51% interest


  (d) This facility is owned by the MaskoGraham Joint Venture, in which we hold a 50% interest


  (e) We operate these on-site facilities without leasing the space we occupy


  (f) The building is owned; land is leased


LEGAL PROCEEDINGS


     We are party to various litigation matters arising in the ordinary course of business. We cannot estimate with certainty our ultimate legal and financial liability with respect to litigation, but we believe, based on our examination of these matters, our experience to date and our discussions with counsel, that ultimate liability from our various litigation matters will not be material to our business, financial condition or results of operations.

                                   MANAGEMENT


DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers prior to the IPO reorganization have been Philip R. Yates, John E. Hamilton, Chinh E. Chu and Simon P. Lonergan. Set forth below are the names, ages as of June 30, 2000 and positions with our company of the persons who we currently expect to serve as our directors and executive officers upon the consummation of our IPO reorganization.




NAME                      AGE                              POSITION
------------------------ ----- ---------------------------------------------------------------
Philip R. Yates          52    Chief Executive Officer and Chairman of our Board of Directors
Roger M. Prevot          41    President and Chief Operating Officer
John E. Hamilton         41    Chief Financial Officer
G. Robinson Beeson       52    Senior Vice President and General Manager, Automotive
Scott G. Booth           43    Senior Vice President and General Manager, Household and
                               Personal Care
John A. Buttermore       53    Vice President and General Manager, Food & Beverage
Chinh E. Chu             33    Director
Donald C. Graham         67    Director
William H. Kerlin, Jr.   49    Director
Howard A. Lipson         36    Director
David A. Stonehill       31    Director

     Philip R. Yates will serve as our Chief Executive Officer and Chairman of our Board of Directors after the IPO reorganization. From February 2000 until the IPO reorganization, Mr. Yates served as Chief Executive Officer of Graham Packaging Company. From February 1998 until February 2000 Mr. Yates also served as the Chief Executive Officer and President of Graham Packaging Company. Prior to February 1998, Mr. Yates served as our President and Chief Operating Officer.

     Roger M. Prevot will serve as our President and Chief Operating Officer after the IPO reorganization. From February 2000 until the IPO reorganization, Mr. Prevot served as President and Chief Operating Officer of Graham Packaging Company. From February 1998 to February 2000 Mr. Prevot served as Senior Vice President or Vice President and General Manager, Food and Beverage of Graham Packaging Company. Prior to February 1998, Mr. Prevot served as our Vice President and General Manager, U.S. Food and Beverage.

     John E. Hamilton will serve as our Chief Financial Officer after the IPO reorganization. From January 1999 until the IPO reorganization, Mr. Hamilton served as Chief Financial Officer of Graham Packaging Company. From February 1998 to January 1999, Mr. Hamilton served as our Senior Vice President or Vice President, Finance and Administration. Prior to February 1998, Mr. Hamilton served as our Vice President, Finance and Administration, North America.

     G. Robinson Beeson will serve as our Senior Vice President and General Manager, Automotive after the IPO reorganization. From February 1998 until the IPO reorganization, Mr. Beeson served as Senior Vice President or Vice President and General Manager, Automotive of Graham Packaging Company. Prior to February 1998, Mr. Beeson served as our Vice President and General Manager, U.S. Automotive.

     Scott G. Booth will serve as our Senior Vice President and General Manager, Household and Personal Care after the IPO reorganization. From February 1998 until the IPO reorganization, Mr. Booth served as Senior Vice President or Vice President and General Manager, Household and Personal Care of Graham Packaging Company. Prior to February 1998, Mr. Booth served as our Vice President and General Manager, U.S. Household and Personal Care.

     John A. Buttermore will serve as our Vice President and General Manager, Food & Beverage after the IPO reorganization. From February 2000 until the IPO reorganization, Mr. Buttermore served as Vice President and General Manager, Food & Beverage of Graham Packaging Company. From November 1998 until February 2000, Mr. Buttermore served as Vice President, Market Development of Graham Packaging Company. Prior to joining us in November 1998, Mr. Buttermore served as Category Manager, Food Products at Plastipak Packaging Co.


     Chinh E. Chu is a Senior Managing Director of The Blackstone Group, L.P., which he joined in 1990. Mr. Chu will serve as a Director after the IPO reorganization. From February 1998 until the IPO reorganization, Mr. Chu served as a member of the Advisory Committee of our predecessor. Prior to joining Blackstone, Mr. Chu was a member of the Mergers and Acquisitions Group of Salomon Brothers Inc. from 1988 to 1990. He currently serves on the Boards of Directors of Prime Succession Inc., Rose Hills Co. and Haynes International, Inc.


     Donald C. Graham will serve as a Director after the IPO reorganization. From February 1998 until the IPO reorganization, Mr. Graham served as Chairman of the Advisory Committee of our predecessor. Prior to February 1998, Mr. Graham served as our Chairman.


     William H. Kerlin, Jr. will serve as a Director after the IPO reorganization. From February 1998 until the IPO reorganization, Mr. Kerlin served as Vice Chairman of the Advisory Committee of our predecessor. From 1996 until February 1998, Mr. Kerlin served as our Vice Chairman and our Chief Executive Officer. Prior to 1996, Mr. Kerlin served as our Vice President and our Vice Chairman.


     Howard A. Lipson is a Senior Managing Director of The Blackstone Group L.P., which he joined in 1988. Mr. Lipson will serve as a Director after the IPO reorganization. From February 1998 until the IPO reorganization, Mr. Lipson served as a member of the Advisory Committee of our predecessor. Prior to joining Blackstone, Mr. Lipson was a member of the Mergers and Acquisitions Group of Salomon Brothers Inc. He currently serves on the Boards of Directors of Allied Waste Industries, Inc., Volume Services, Inc., AMF Group Inc., Ritvik Holdings Inc., Prime Succession Inc. and Rose Hills Co.


     David A. Stonehill is an Associate of The Blackstone Group L.P., which he joined in May 2000. Prior to joining Blackstone, Mr. Stonehill was a Senior Vice President at Chartwell Investments Inc., where he had worked since September 1996.


     Except as described above, there are no arrangements or understandings between any director or executive officer and any other person pursuant to which that person was elected or appointed as a director or executive officer.

EXECUTIVE COMPENSATION

     The following table sets forth all cash compensation paid to our chief executive officer and our four other most highly compensated executive officers, or our named executive officers, for the years ended December 31, 1997, 1998 and 1999, and their respective titles at December 31, 1999.


                           SUMMARY COMPENSATION TABLE




                                           ANNUAL COMPENSATION                        LONG-TERM COMPENSATION
                                  -------------------------------------- ------------------------------------------------
                                                                                  AWARDS                  PAYOUTS
                                                                         ------------------------- ----------------------
                                                                  OTHER   RESTRICTED   SECURITIES                  ALL
                                                                 ANNUAL      STOCK     UNDERLYING      LTIP       OTHER
NAME AND PRINCIPAL POSITION        YEAR     SALARY    BONUS(2)    COMP.     AWARDS       OPTIONS    PAYOUTS(3)   COMP.(4)
--------------------------------- ------ ----------- ---------- -------- ------------ ------------ ------------ ---------
Philip R. Yates ................. 1999    $310,978    $300,000     $0     $        0      44,427    $        0   $4,417
Chief Executive Officer (1)       1998     300,019     100,474      0      3,866,000     208,413     2,225,000    4,800
                                  1997     250,016     120,000      0              0           0             0    5,053
Roger M. Prevot ................. 1999     202,999     196,500      0              0      30,380             0    3,606
President and Chief Operating     1998     194,404     164,169      0      1,933,000     141,773       750,000    3,554
 Officer(1)                       1997     164,180      72,000      0              0           0             0    3,544
John E. Hamilton ................ 1999     171,098     160,500      0              0      61,087             0    3,553
Chief Financial Officer           1998     158,520     132,864      0        688,000      97,347       400,000    3,586
                                  1997     133,207      60,000      0              0           0             0    3,503
G. Robinson Beeson .............. 1999     173,214     125,066      0              0      20,907             0    3,879
Senior Vice President and General 1998     164,719     138,273      0      1,074,000      97,347       500,000    4,194
 Manager, Automotive              1997     138,677      52,000      0              0           0             0    3,812
Scott G. Booth .................. 1999     171,518     120,089      0              0      20,907             0    3,557
Senior Vice President and General 1998     158,104     132,489      0      1,074,000      97,347       500,000    3,625
 Manager, Household               1997     132,463      52,000      0              0           0             0    3,600
 and Personal Care


----------
(1) Roger M. Prevot has served as President and Chief Operating Officer of Graham Packaging Company since February 8, 2000. Prior to February 8, 2000 Mr. Prevot served as Senior Vice President and General Manager, Food & Beverage and Mr. Yates served as Chief Executive Officer and President.

(2) Represents bonus paid in the current year, but accrued in the prior year under our annual discretionary bonus plan.

(3) Represents cash payments to the named executive officers which were used by the recipients to purchase shares of restricted common stock of BMP/Graham Holdings Corp., a limited partner of our predecessor, the value of a grant of the same number of additional restricted shares as the shares purchased and taxes payable in respect of these awards (see "--Management Awards").

(4) Represents contributions to our 401(k) plan and amounts attributable to group term life insurance.


MANAGEMENT AWARDS

     In February 1998, we made cash payments to approximately 20 senior level managers equal to approximately $7.0 million, which represented the aggregate value payable under our former equity appreciation plan and additional cash bonuses.

     In February 1998, we granted to approximately 100 middle level managers stay bonuses aggregating approximately $4.6 million, which are payable over a period of up to three years.

     In February 1998, we made additional cash payments to approximately 15 senior level managers equal to approximately $5.0 million, which represented additional cash bonuses and the taxes payable by those managers in respect of the awards described in this paragraph. In addition, (a) we made additional cash payments to those managers equal to approximately $3.1 million, which were used by the recipients to purchase shares of restricted common stock of BMP/Graham Holdings Corp., a limited partner of our predecessor and (b) each recipient was granted the same number of additional restricted shares as the shares purchased pursuant to clause (a). Those restricted shares vest over a period of three years.

     As a result of those equity awards, management will own an aggregate of approximately % of our outstanding common stock after the IPO reorganization and the offering.


SEVERANCE AGREEMENTS

     In February 1998, we entered into severance agreements with Messrs. Yates, Prevot, Hamilton, Beeson and Booth. Those severance agreements provided that in the event a termination event, as defined in the agreement occurs, the executive shall receive:

    o a severance allowance equal to one year of salary (two years for Mr. Yates) payable in equal monthly installments over a one year period (two years for Mr. Yates);

    o continued group health and life insurance coverage for one year (the executive's contribution for which would be the same contribution as similarly situated executives and would be deducted from the severance allowance payments); and

    o a lump sum amount payable when we pay our executives bonuses, equal to the executive's target bonus, pro-rated to reflect the portion of the relevant year occurring prior to the executive's termination of employment.


SUPPLEMENTAL INCOME PLAN

     Mr. Yates is the sole participant in the Graham Engineering Corporation Amended Supplemental Income Plan, or SIP. Graham Packaging Company assumed Graham Engineering's obligations under the SIP. The SIP provides that upon attaining age 65, Mr. Yates shall receive a fifteen-year annuity providing annual payments equal to 25% of his final salary. The SIP also provides that the annuity payments shall be increased annually by a 4% cost of living adjustment. The SIP permits Mr. Yates to retire at or after attaining age 55 without any reduction in the benefit, although that benefit would not begin until Mr. Yates attained age 65. In the event that Mr. Yates were to retire prior to attaining age 55 (the benefit would still commence at age 65), then the annuity payments would be reduced. In the event that we terminate Mr. Yates' employment without "just cause," as defined in the SIP, then upon attaining age 65, he would receive the entire annuity. The SIP provides for similar benefits in the event of a termination of employment on account of death or disability.


MANAGEMENT OPTION PLAN

     The management option plan provides for the grant to our management employees of options to purchase shares of our common stock, prior to any dilution resulting from any interests granted pursuant to the management option plan. The aggregate number of shares of common stock with respect to which options may be granted under the management option plan shall not exceed 1,633,333, representing a total of up to 5% of the equity of Graham Packaging Company Inc. after the IPO reorganization, but before the offering. The management option plan is intended to advance our best interests by allowing employees to acquire an ownership interest in us, thereby motivating them to contribute to our success and to remain employed by us.

     The exercise price per share for those shares granted is $7.89. In general, 50% of the options vest and become exercisable in 20% increments annually over five years so long as the holder of the option is still an employee, which options are referred to as "time options", and 50% of the options vest and become exercisable in 20% increments annually over five years so long as we achieve certain earnings targets for each year, although these options do become exercisable in full without regard to our achievement of these targets on the ninth anniversary of the date of grant, so long as the holder of the option is still an employee on that date, which options are referred to as "performance options". The number and type of securities covered by outstanding options and exercise prices may be adjusted to reflect certain events such as recapitalizations, mergers or reorganizations of or by us.


     A committee administers the management option plan, including the determination of the employees to whom grants will be made, the number of shares subject to each grant, and the various terms of the grants. The committee may provide that an option cannot be exercised after the merger or consolidation of our company into another company or corporation, the exchange of all or substantially all of our assets for the securities of another corporation, the acquisition by a corporation of 80% or more of our common stock or the liquidation or dissolution of our company, and if the committee so provides, it will also provide either by the terms of the option or by a resolution adopted prior to the occurrence of a merger, consolidation, exchange, acquisition, liquidation or dissolution, that, for ten business days prior to that event, the option shall be exercisable as to all shares subject thereto, notwithstanding anything to the contrary in any provisions of that option and that, upon the occurrence of an event, the option shall terminate and be of no further force or effect. The committee may also provide that even if the option shall remain exercisable after any event, from and after the event, any of the options shall be exercisable only for the kind and amount of securities and other property, including cash, or the cash equivalent thereof, receivable as a result of that event by the holder of a number of shares of common stock for which that option could have been exercised immediately prior to that event. In addition, all time options become fully vested and exercisable upon the occurrence of a change of control of our company, as such term is defined in the management option plan. No suspension, termination or amendment of or to the management option plan shall materially and adversely affect the rights of any participant with respect to options issued hereunder prior to the date of suspension, termination or amendment without the consent of the holder.


     The following table sets forth certain information with respect to options granted to the named executive officers for the year ended December 31, 1999, assuming an exchange ratio of 3,266.67 of our options for each option of Graham Packaging Holdings Company to be exchanged in the IPO reorganization.

                       OPTION GRANTS IN LAST FISCAL YEAR


INDIVIDUAL GRANTS


                                                                                         POTENTIAL REALIZABLE
                                                                                               VALUE AT
                                    NUMBER OF     PERCENT OF                            ASSUMED ANNUAL RATES OF
                                    SECURITIES   TOTAL OPTIONS                                   STOCK
                                    UNDERLYING    GRANTED TO    EXERCISE OR             PRICE APPRECIATION FOR
                                     OPTIONS     EMPLOYEES IN   BASE PRICE   EXPIRATION       OPTION TERM
NAME                               GRANTED (#)    FISCAL YEAR     ($/SH)        DATE       5%($)       10%($)
--------------------------------- ------------- -------------- ------------ ----------- ----------- -----------
Philip R. Yates ................. 44,427              11.0%      $  7.89      1/1/09     $221,000    $559,000
Chief Executive Officer
Roger M. Prevot ................. 30,380               7.5%         7.89         "        151,000     382,000
President and Chief Operating
 Officer
John E. Hamilton ................ 61,087              15.1%         7.89         "        303,000     769,000
Chief Financial Officer
G. Robinson Beeson .............. 20,907               5.2%         7.89         "        104,000     263,000
Senior Vice President and General
 Manager, Automotive
Scott G. Booth .................. 20,907               5.2%         7.89         "        104,000     263,000
Senior Vice President and General
 Manager, Household and
 Personal Care


     The following table sets forth certain information with respect to the total options granted to the named executive officers at December 31, 1999, assuming an exchange ratio of 3,266.67 of our options for each option of Graham Packaging Holdings Company to be exchanged in the IPO reorganization.


                   TOTAL OPTION GRANTS AT DECEMBER 31, 1999




                                                      NUMBER OF
                                                      SECURITIES
                                                      UNDERLYING
                                                     UNEXERCISED           VALUE OF        OPTIONS AT END OF
                                                  OPTIONS AT END OF   UNEXERCISED IN THE      FISCAL YEAR
NAME                                                 FISCAL YEAR         MONEY OPTIONS        EXERCISABLE
------------------------------------------------ ------------------- -------------------- ------------------
Philip R. Yates
 Chief Executive Officer ....................... 252,840                      $0                66,967
Roger M. Prevot
 President and Chief Operating Officer ......... 172,153                       0                45,570
John E. Hamilton
 Chief Financial Officer ....................... 158,433                       0                35,313
G. Robinson Beeson
 Senior Vice President and General Manager,
 Automotive .................................... 118,253                       0                31,295
Scott G. Booth
 Senior Vice President and General Manager,
 Household and Personal Care ................... 118,253                       0                31,295

PENSION PLANS

     In the year ended December 31, 1999, we participated in a noncontributory, defined benefit pension plan for salaried and hourly employees other than employees covered by collectively bargained plans. We also sponsored other noncontributory defined benefit plans under collective bargaining agreements. These plans covered substantially all of our U.S. employees. The defined benefit plan for salaried employees provides retirement benefits based on the final five years average compensation and years of service, while plans covering hourly employees provide benefits based on years of service. See Note 11 to the financial statements for each of the three years in the period ended December 31, 1999 included elsewhere in this prospectus.

     The following table shows estimated annual benefits upon retirement under the defined benefit plan for salaried employees, based on the final five years average compensation and years of service, as specified therein:


                              PENSION PLAN TABLE



                                        YEARS OF SERVICE
 REMUNERATION        15           20           25           30           35
--------------   ----------   ----------   ----------   ----------   ----------
$  125,000        $ 27,025     $ 36,033     $ 45,041     $ 54,049     $ 55,612
    150,000         33,025       44,033       55,041       66,049       67,924
    175,000         39,025       52,033       66,041       78,049       80,237
    200,000         45,025       60,033       75,041       90,049       92,549
    225,000         51,025       68,033       85,041      102,049      104,862
    250,000         57,025       76,033       95,041      114,049      117,174
    300,000         69,025       92,033      115,041      138,049      141,799
    400,000         93,025      124,033      155,041      186,049      191,049
    450,000        105,025      140,033      175,041      210,049      215,674
    500,000        117,025      156,033      195,041      234,049      240,299

Note: The amounts shown are based on 1999 covered compensation of $33,060 for an individual born in 1934. In addition, these figures do not reflect the salary limit of $160,000 and benefit limit under the plan's normal form of $130,000 in 1999.

     The compensation covered by the defined benefit plan for salaried employees is an amount equal to "total wages". This amount includes the annual salary and bonus amounts shown in the Summary Compensation Table above for the five named executive officers who participated in the plan. The estimated credited years of service for the year ended December 31, 1999 for each of the five named executive officers participating in the plan was as follows: Philip
R. Yates, 27 years; John E. Hamilton, 15 years; G. Robinson Beeson, 24 years; Scott G. Booth, 11 years; and Roger M. Prevot, 11 years. Benefits under the plan are computed on the basis of straight-life annuity amounts. Amounts set forth in the pension plan table are not subject to deduction for Social Security or other offset amounts.

     Under the terms of our 1998 recapitalization, the assets of the Graham Engineering defined benefit plan related to employees not covered by collective bargaining agreements were transferred to a new non-contributory defined benefit plan sponsored by us for such employees in 1998.


401(K) PLAN

     During 1999, we also participated in a defined contribution plan under Internal Revenue Code Section 401(k), which covered all of our U.S. employees except those represented by a collective bargaining unit. We also sponsored other noncontributory defined contribution plans under collective bargaining agreements. Our contributions were determined as a specified percentage of employee contributions, subject to certain maximum limitations. Our costs for the salaried and non-collective bargaining hourly plan for 1997, 1998, and 1999 were $742,000, $804,000, and $875,000, respectively. See Note 11 to our financial statements for each of the three years in the period ended December 31, 1999.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the fiscal year ended December 31, 1999, the members of the compensation committee of the advisory board of our predecessor, Graham Packaging Holding Company, were William H. Kerlin, Jr. and Howard A. Lipson. Mr. Kerlin previously served as our Chief Executive Officer and Vice Chairman of the advisory committee of our predecessor, Graham Packaging Holdings Company, and prior to that, a Vice President. See "-- Directors and Executive Officers".

                              CERTAIN TRANSACTIONS


TRANSACTIONS WITH THE GRAHAM FAMILY AND AFFILIATES


     We have engaged in a number of transactions with entities controlled by or affiliated with Donald C. Graham, a director and previous chairman of the advisory committee of our predecessor, Graham Packaging Holdings Company, and/or members of his immediate family. These entities controlled by Mr. Graham and/or members of his immediate family include Graham Architectural Products Corporation, Graham Capital Company, Graham Engineering Corporation, Graham Europe Limited, Graham Family Growth Partnership, Graham Packaging Corp., Graham Partners, Inc. and York Transportation and Leasing, Inc.


     Prior to our 1998 recapitalization, Mr. Graham, as lessor, and we, as lessee, were parties to four lease agreements relating to two properties in Berkeley, Missouri and two properties in York, Pennsylvania. For the year ended December 31, 1997, we paid Mr. Graham $2.0 million in the aggregate pursuant to such lease agreements. Upon the consummation of our 1998 recapitalization, the real property subject to each such lease agreement was contributed to us.


     Prior to our 1998 recapitalization, York Transportation and Leasing, Inc., as lessor, and our subsidiary, Graham Packaging Canada, Ltd., as lessee, were parties to three lease agreements relating to properties located in Mississauga, Ontario, Burlington, Ontario and Anjou, Quebec. For the year ended December 31, 1997, we paid York Transportation and Leasing $0.6 million in the aggregate pursuant to such lease agreements. Upon our 1998 recapitalization, the real property subject to each such lease agreement was contributed to us.


     Prior to our 1998 recapitalization, Graham Packaging Corp., Graham Capital Company and Graham Europe Limited were parties to management agreements, pursuant to which Donald C. Graham, William H. Kerlin, Jr. and others provided management services to us and served as our executive officers. We paid $1.7 million for the year ended December 31, 1997 for such services.


     Prior to our 1998 recapitalization, we, Graham Capital, Graham Packaging Corp. and York Transportation and Leasing were all parties to an Airplane Lease Agreement/Aircraft Sharing Agreement. We paid $0.3 million for the year ended December 31, 1997 pursuant to such agreement.


     All of the agreements described above were terminated in connection with our 1998 recapitalization.


     At the time of our 1998 recapitalization, Donald C. Graham and Jean Rubie were each one-third owners of Techne Technipack Engineering Italia S.p.A. Techne supplies shuttle blow molders to many of our non-U.S. facilities. We paid
Techne approximately $5.2 million and $3.5 million for such equipment for the years ended December 31, 1998 and 1997, respectively. Prior to our 1998 recapitalization, Mr. Rubie served as our General Manager, Europe. After our 1998 recapitalization, Mr. Graham sold his ownership interest in Techne.


     From 1994 through our 1998 recapitalization, there was outstanding $20.2 million principal amount of promissory notes owed by the Graham Family Growth Partnership and its affiliates to us, which had been contributed by the Graham Partners as capital in us. Those promissory notes, including accrued interest, were repaid in full in connection with our 1998 recapitalization. For the year ended December 31, 1997, accrued interest income on the promissory notes was approximately $1.0 million.


     Graham Engineering has supplied both services and equipment to us. We paid Graham Engineering approximately $9.2 million, $20.4 million, $16.8 million and $11.3 million for services and equipment for the quarter ended April 2, 2000 and the years ended December 31, 1999, 1998 and 1997, respectively. We have provided certain services to Graham Engineering. Graham Engineering paid us approximately $0.1 million, $2.5 million, $1.4 million and $1.0 million for services for the quarter ended April 2, 2000 and the years ended December 31, 1999, 1998 and 1997, respectively.

     We and Graham Engineering entered into a Equipment Sales, Service and Licensing Agreement in 1998, which provides that, with certain exceptions:

  o Graham Engineering will sell to us and our affiliates some of Graham Engineering's larger-sized proprietary extrusion blow molding wheel systems, or Graham Wheel Systems, at a price to be determined on the basis of a percentage mark-up of material, labor and overhead costs that is as favorable to us as the percentage mark-up historically offered by Graham Engineering to us and is as favorable as the mark-up on comparable equipment offered to other parties;

  o each party will provide consulting services to the other party at hourly rates ranging from $60 to $200 (adjusted annually for inflation) and

  o Graham Engineering will grant to us a nontransferable, nonexclusive, perpetual, royalty-free right and license to use certain technology.

Subject to certain exceptions set forth in the equipment sales agreement, we and our affiliates will have the exclusive right to purchase, lease or otherwise acquire the applicable Graham Wheel Systems in North America and South America, the countries comprising the European Economic Community as of February 2, 1998 and any other country in or to which we have produced or shipped extrusion blow molded plastic containers representing sales in excess of $1.0 million in the most recent calendar year. The equipment sales agreement terminates on December 31, 2007, unless mutually extended by the parties. Since December 31, 1998, both parties have had the right to terminate the other party's right to receive consulting services. Effective January 21, 2000 we terminated Graham Engineering's rights to receive consulting services from us.

     Graham Family Growth Partnership and Graham Partners, Inc. have supplied advisory services to us since February 1998, and will continue to provide advisory services to us for approximately $1.0 million per annum until the Graham family's holdings in our common stock are reduced to a specified level. We paid Graham Family Growth Partnership and Graham Partners, Inc. approximately $0.3 million, $1.0 million and $1.1 million for services for the quarter ended April 2, 2000 and the years ended December 31, 1999 and 1998, respectively.

     We entered into an Airplane Time-Sharing Agreement with Graham Capital Company in February 1998. We entered into a new Airplane Time-Sharing Agreement with Graham Capital Company in March 2000. Other parties to the new agreement are Graham Architectural Products Corporation, Graham Partners, Inc., Western Industries, Inc. and Graham Engineering Corporation. We paid approximately $5,500, $18,000 and $3,500 for the quarter ended April 2, 2000 and the years ended December 31, 1999 and 1998, respectively, pursuant to these agreements.

     For the year ended December 31, 1997, we also paid Graham Partners, Inc. $0.6 million for certain consulting services.

REGISTRATION RIGHTS AGREEMENT

     We entered into a Registration Rights Agreement with Blackstone and the Graham family on February 2, 1998. Under the terms of this agreement, we agreed to provide Blackstone and the Graham family with certain registration rights for their shares of our common stock.

     Demand Registration. Blackstone has an unlimited number of demand registration rights that it may exercise at any time after this offering and the Graham family has two demand registration rights that may be exercised at any time after this offering.

     Incidental Registration. Until all of the securities subject to the registration rights agreement have been registered, if we propose to register any of our equity securities for public sale, we must, subject to certain exceptions, use reasonable efforts to also register any shares of our common stock held by Blackstone, the Graham family, DB Capital Partners or a management investor, at that holder's request.

     Rule 144. Under the agreement, we have agreed to use reasonable efforts to comply with the filing requirements of Rule 144(c)(1) to enable Blackstone and the Graham family to sell their shares without registration.

     Expenses and Indemnification. We agreed to pay all expenses incurred in connection with the registration of shares under the registration rights agreement. We also agreed to indemnify all holders whose shares are registered from liability arising under the Securities Act.


MANAGEMENT STOCKHOLDERS AGREEMENT


     Blackstone, our company and members of our management are party to a Management Stockholders' Agreement, dated as of February 3, 1998. Under the terms of that agreement, members of management acquired shares of BMP/Graham Holdings Corporation, a limited partner in our predecessor, in connection with our 1998 recapitalization. After the offering, management investors will have the same incidental registration rights as other holders under the registration rights agreement described above.


OTHER TRANSACTIONS WITH BLACKSTONE


     If certain events of default occur under our senior credit agreement, or if our net leverage ratio is above specified levels beginning June 30, 2001, Blackstone may be required to make an equity contribution to us, as described in "Description of Certain Indebtedness -- Senior Credit Agreement".


     Under the terms of a monitoring agreement entered into among Blackstone, us and Graham Packaging Company, Blackstone receives a monitoring fee of $1.0 million per annum, and will be reimbursed for certain out-of-pocket expenses. We paid Blackstone approximately $0.3 million for the quarter ended April 2, 2000 and approximately $1.0 million for each of the two years ended December 31, 1999 and 1998. In connection with our 1998 recapitalization, Blackstone received a fee of approximately $9.3 million, and we also reimbursed Blackstone for all its out-of-pocket expenses. In the future, an affiliate or affiliates of Blackstone may receive customary fees for advisory and other services rendered to us. If those services are rendered in the future, the fees will be negotiated from time to time on an arm's length basis and will be based on the services performed and the prevailing fees then charged by third parties for comparable services.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

SENIOR CREDIT AGREEMENT

     Our senior credit agreement currently consists of four term loans to our subsidiary, Graham Packaging Company, totaling $570 million and two revolving loan facilities to Graham Packaging Company totaling $255 million. Unused availability under our revolving credit facilities at April 2, 2000, on a pro forma basis, after giving effect to the offering and the application of estimated proceeds therefrom, would have been $170.2 million, $70.2 million of which would have been under our revolving credit facility and $100.0 million of which would have been under our growth capital revolving credit facility. As of June 30, 2000, approximately $125 million of loans were outstanding under our revolving credit facility and approximately $40 million of loans were outstanding under our growth capital revolving credit facility. The obligations of Graham Packaging Company under our senior credit agreement are guaranteed by us and our U.S. subsidiaries. The term loans are payable in quarterly installments through January 31, 2007, and, on the same pro forma basis, will require payments of $11.8 million in 2000 (of which $3.7 had been paid as of April 2, 2000), $14.5 million in 2001, $18.1 million in 2002, $19.9 million in
2003, $67.3 million in 2004 and a total of $276.4 million from 2005 through 2007. Both revolving loan facilities expire on January 31, 2004. Interest is payable at (a) the "Alternate Base Rate", which is the higher of the Prime Rate or the Federal Funds Rate plus 0.50%, plus a margin ranging from 0% to 2.25%; or (b) the "Eurocurrency Rate" (the applicable interest rate offered to banks in the London interbank eurocurrency market) plus a margin ranging from 0.625% to 3.25%. An annual commitment fee ranging from 0.20% to 0.50% is due on the unused portion of the revolving loan commitment.

     If an event of default were to occur, or if our net leverage ratio were above 5.15:1.0 at September 30, 2000, Blackstone has agreed to make an equity contribution to us of up to $50 million. Our net leverage ratio being above 5.15:1.0 at September 30, 2000 is not an event of default under our senior credit agreement. Our senior credit agreement also allows a pro forma adjustment to the net leverage ratio to include the receipt of net cash proceeds from any registered public offering occurring after September 30, 2000 but before October 31, 2000, for purposes of determining whether Blackstone is required to make the above-mentioned equity contribution. Blackstone may also be required to make equity contributions to us based on leverage tests for quarters ending on or after June 30, 2001, which would provide for up to an additional $50 million equity contribution by Blackstone. If Blackstone is required to make an equity contribution to us pursuant to a capital call after the offering, we expect that they will purchase shares of our common stock at a price per share equal to the average trading price for the 20 trading days immediately prior to the purchase. Assuming that the offering is completed, we do not expect that Blackstone will be required to make any such capital contributions.

     In addition, our senior credit agreement contains certain affirmative and negative covenants relating to our operations and financial condition, as well as certain restrictions on the payment of dividends and other distributions to us. Substantially all of our domestic tangible and intangible assets are pledged as collateral pursuant to the terms of our senior credit agreement.

     At April 2, 2000, our subsidiary, Graham Packaging Company, had entered into three U.S. dollar interest rate swap agreements that effectively fix the eurocurrency rate on $450 million of the term loans, on $200 million through April 9, 2002 at 5.8075%, on $100 million through April 9, 2003 at 5.77% and on $150 million through September 10, 2001 at 5.5075%.

     Under the senior credit agreement, our subsidiary, Graham Packaging Company, is subject to restrictions on the payment of dividends or other distributions to us; provided that, subject to certain limitations, Graham Packaging Company may pay dividends or other distributions to us in respect of overhead, tax liabilities, legal, accounting and other professional fees and expenses, to fund purchases and redemptions of our equity interests held by their present or former officers or our employees, Graham Packaging Company or their subsidiaries or by any employee stock ownership plan upon that person's death, disability, retirement or termination of employment or other circumstances with certain annual dollar limitations and to finance starting on July 15, 2003, the payment of cash interest due semi-annually on the senior discount notes.

SENIOR DISCOUNT NOTES AND SENIOR SUBORDINATED NOTES


     In February 1998, our subsidiary, Graham Packaging Company, issued $225 million of senior subordinated notes and we issued $169 million aggregate principal amount at maturity of senior discount notes, with gross proceeds of $100.6 million. The senior subordinated notes are unconditionally guaranteed on a senior subordinated basis by us and mature on January 15, 2008, with interest payable on $150 million at a fixed rate of 8.75% and with interest payable on $75 million at LIBOR plus 3.625%. The senior discount notes mature on January 15, 2009, with cash interest payable semi-annually beginning January 15, 2003 at 10.75%. The effective interest rate to maturity on the senior discount notes is 10.75%.


     The fixed rate senior subordinated notes may be redeemed at any time, in whole or in part, on or after January 15, 2003 at a redemption price equal to 104.375% of the principal amount of the notes in the first year and declining yearly to par at January 15, 2006, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption. The floating rate senior subordinated notes may be redeemed at any time, in whole or in part, from the date of issue at a redemption price equal to 105% of the principal amount of the notes in the first year and declining yearly to par at January 15, 2003, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption. The senior discount notes may be redeemed at any time, in whole or in part, on or after January 15, 2003 at a redemption price equal to 105.375% of the principal amount of the notes in the first year and declining yearly to par at January 15, 2006, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption. Additionally, on or prior to January 15, 2001, we may also redeem up to 40% of the originally issued aggregate principal amount of our fixed rate senior subordinated notes and up to 40% of the aggregate principal amount at maturity of our senior discount notes, at redemption prices of 108.75% of the aggregate principal amount of the senior subordinated notes and 110.75% of the accreted value of the senior discount notes, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption, with the proceeds of one or more equity offerings.


     Upon the occurrence of a change of control, each holder of senior subordinated notes, or senior discount notes, as appropriate, will have the right to require us or Graham Packaging Company, as applicable, to repurchase that holder's notes at a price equal to 101% of their principal amount, or accreted value, as applicable, plus accrued and unpaid interest to the repurchase date.


     The indentures governing the senior subordinated notes and the senior discount notes contain covenants that, among other things, limit our ability to:


  o   incur additional indebtedness or issue specified types of capital stock;

  o   repay other indebtedness;

  o   pay dividends or make other distributions;

  o   repurchase equity interests;

  o   consummate asset sales;

  o   incur liens;

  o   allow our subsidiaries to make dividend payments;

  o merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets or those of subsidiaries;

  o   enter into transactions with affiliates; and

  o   enter into guarantees of indebtedness.

                             PRINCIPAL STOCKHOLDERS


     The following table and accompanying footnotes show information regarding the beneficial ownership, after giving effect to the IPO reorganization and the offering, of our common stock, par value $.01 per share by:


  o each person who is known by us to own beneficially more than 5% of our common stock,

  o each member of our board of directors and each of our named executive officers and

  o all members of our board of directors and our executive officers as a group.





NAME OF BENEFICIAL OWNER                         NUMBER       PERCENT
------------------------                         ------       -------
Blackstone (1)                                 25,623,507
The Graham Family (2)                           4,900,000
Philip R. Yates (3)                               375,757
John E. Hamilton (3)                              101,609
G. Robinson Beeson (3)                            121,880
Scott G. Booth (3)                                121,880
Roger M. Prevot (3)                               204,532
Chinh E. Chu (1)                                       --
Donald C. Graham (2)(4)                                --
William H. Kerlin                                      --
Howard A. Lipson (1)                                   --
David A. Stonehill                                     --
All directors and executive officers as a
  group (11 persons)(4)                           953,425

----------
(1) Of the 25,623,507 shares, 20,444,574 are held by Blackstone Capital Partners III Merchant Banking Fund L.P., 3,641,760 are held by Blackstone Offshore Capital Partners III L.P. and 1,537,173 are held by Blackstone Family Investment Partnership III L.P. Blackstone Management Associates III L.L.C. is the general partner of each of such entities. Messrs. Howard
      A. Lipson and Chinh E. Chu are members of Blackstone Management Associates III L.L.C., which has investment and voting control over the shares held or controlled by each of these entities. Messrs. Lipson & Chu disclaim beneficial ownership of their shares. Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members of Blackstone and, as such may also be deemed to share beneficial ownership of the shares held or controlled by each of these entities. The address of each of the Blackstone entities is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(2) Of the 4,900,000 shares, 4,236,867 shares are held by GPC Holdings, L.P., 398,533 shares are held by Graham Capital Company and 264,600 shares are held by Graham Engineering Corporation. GPC Holdings, L.P. is controlled by its general partner GPC Investments, LLC. Graham Capital Company is controlled by its general partner Graham Capital, LLC. Donald C. Graham, a member of our board of directors, is the controlling shareholder/member of Graham Engineering Corporation, GPC Investments, LLC and Graham Capital, LLC. The address for each of the Graham Family Entities is c/o Graham Capital Company, 1420 Sixth Avenue, York, PA 17403.

(3) Includes options to purchase shares of common stock expected to be exercisable within 60 days from the date of the consummation of the IPO reorganization and the offering.

(4) Excludes shares owned by GPC Holdings, L.P., Graham Capital Company and Graham Engineering Corporation that are beneficially owned by Donald C. Graham.

                          DESCRIPTION OF CAPITAL STOCK


OVERVIEW

     After the IPO reorganization, our authorized capital stock will consist of shares of common stock, par value $.01 per share, of which 32,666,667
shares will be issued and outstanding;       shares of preferred stock, par
value $.01 per share of which no shares are issued and outstanding and shares of series common stock, par value $.01 per share of which no shares will be issued and outstanding. Immediately following completion of the offering,
      shares of common stock, or       shares of common stock if the
underwriters' over-allotment options are exercised in full, and no shares of preferred stock or series common stock will be outstanding. The following description of our capital stock and related matters is qualified in its entirety by reference to our certificate of incorporation and bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part.

     The following summary describes elements of our certificate of incorporation and bylaws after giving effect to the IPO reorganization and the offering.


COMMON STOCK

     Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Holders of common stock are entitled to receive dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available therefor, after payment of dividends required to be paid on outstanding preferred stock or series common stock, if any. In the event of liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock or series common stock. The common stock has no preemptive or conversion rights and is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock.


PREFERRED STOCK AND SERIES COMMON STOCK

     Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and series common stock and to determine, with respect to any series of preferred stock or series of common stock, the terms and rights of such series, including:

  o   the designation of the series;

  o the number of shares of the series, which number our board may thereafter, except where otherwise provided in the preferred stock or series common stock designation, increase or decrease, but not below the number of shares thereof then outstanding;

  o whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

  o   the dates at which dividends, if any, will be payable;

  o the redemption rights and price or prices, if any, for shares of the series;

  o the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

  o the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

  o whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares shall be convertible and all other terms and conditions upon which such conversion may be made;

  o restrictions on the issuance of shares of the same series or of any other class or series, and

  o   the voting rights, if any, of the holders of such series.

     The authorized shares of preferred stock and series common stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

     Although the board of directors has no intention at the present time of doing so, it could issue a series of preferred stock or series common stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The board of directors will make any determination to issue such shares based on its judgment as to our best interests and those of our stockholders. The board of directors, in so acting, could issue preferred stock or series common stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of such stock.


AUTHORIZED BUT UNISSUED CAPITAL STOCK

     Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as the common stock remains listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate acquisitions.

     One of the effects of the existence of unissued and unreserved common stock, preferred stock and series common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.


THE DELAWARE GENERAL CORPORATION LAW

     Our company is a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder unless:

  o the corporation has elected in its certificate of incorporation not to be governed by Section 203, which we have not done,

  o prior to such time, our board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  o upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding certain shares; or

  o at or subsequent to that time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. Except as specified in Section 203, an "interested stockholder" is defined to include any person, other than the corporation and any direct or indirect majority-owned subsidiary, that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date or the affiliates and associates of any such person.

     Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. The provisions of
Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors, because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.


CERTIFICATE OF INCORPORATION; BYLAWS

     Our certificate of incorporation and bylaws contain certain provisions that could make more difficult the acquisition of our company by means of a tender offer, a proxy contest or otherwise.

     Stockholder Action. Our certificate of incorporation and bylaws provide that special meetings of stockholders can be called only by our chief executive officer or pursuant to a resolution adopted by the board. Stockholders are not permitted to call a special meeting or to require that the board call a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of meeting given by us.

     Advance Notice Procedures. Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual or special meeting of stockholders of the company. The stockholders notice procedure provides that only persons who are nominated by, or at the direction of our board of directors, the chairman of our board, or by a stockholder who has given timely written notice to the secretary of our company prior to the meeting at which directors are to be elected, will be eligible for election as directors of our company. The stockholders notice procedure also provides that at an annual meeting only that business may be conducted as has been brought before the meeting pursuant to the notice of meeting delivered by us or by, or at the direction of, the chairman of the board or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the secretary of our company of a stockholder's intention to bring such business before that meeting.

     Under the stockholders notice procedure, for notice of stockholder nominations to be made at an annual meeting to be timely, notice must be received by us not less than 70 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting (or, if the date of the annual meeting is advanced by more than 20 days or delayed by more than 70 days from that anniversary date, not earlier than the 90th day prior to the meeting and not later than the later of the 70th day prior to such meeting and the 10th day after public announcement of the date of the meeting is first made). Despite the foregoing, in the event that the number of directors to be elected is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased board of directors made by us at least 80 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice will be timely, but only with respect to nominees for any new positions created by such increase, if we receive it not later than the 10th day after the public announcement is first made by us.


     Under the stockholders notice procedure, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, notice must be received by us not earlier than the 90th day before such meeting and not later than the later of the 70th day prior to the meeting and the 10th day after the public announcement of the date of the meeting is first made. In addition, under the stockholders notice procedure, a stockholder's notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain certain specified information. If the chairman of the board or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the stockholders notice procedure, that person will not be eligible for election as a director, or business will not be conducted at such meeting, as the case may be.


     Liability of Directors; Indemnification. Our certificate of incorporation provides that a director will not be personally liable for monetary damages to us or our stockholders for breach of fiduciary duty as a director, except to the extent that exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law. The certificate of incorporation also provides that each current or former director, officer, employee or agent of our company, or each such person who is or was serving or who had agreed to serve at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including the heirs, executors, administrators or estate of such person, will be indemnified by us to the full extent permitted by the Delaware General Corporation Law, as it exists or may in the future be amended, but, in the case of any amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the law permitted us to provide prior to the amendment. Our certificate of incorporation also specifically authorizes us to enter into agreements with any person providing for indemnification greater or different than that provided by the certificate of incorporation.


REGISTRATION RIGHTS


     For a description of rights some holders of common stock have to require us to register the shares of common stock they own, see "Certain Transactions -- Registration Rights Agreement".


REGISTRAR AND TRANSFER AGENT


     The registrar and transfer agent for the common stock is     .


LISTING


     Our common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "GPA."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the offering, we will have       shares of common stock
outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of these shares, the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares held by any of our "affiliates," as that term is defined in Rule 144 under the Securities Act. For purposes of Rule 144, an affiliate of ours is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with us. Any shares held by one of our affiliates will be subject to the resale limitations described below on "restricted securities," as that term is defined in Rule 144.


RULE 144

     In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares of our common stock for at least one year is entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

  o 1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

  o the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks before a notice the sale on Form 144 is filed.

Sales under Rule 144 must also comply with manner of sale provisions and notice requirements and to the availability of current public information about us.


RULE 701

     Subject to limitations on the aggregate offering price of a transaction and other conditions, Rule 701 under the Securities Act may be relied upon regarding the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisors before the date we became subject to the reporting requirements of the Exchange Act, under written compensatory benefit plans or written contracts relating to compensation of those persons. We became subject to those reporting requirements in July 1998. In addition, the SEC has indicated that Rule 701 will apply to the typical stock options granted by an issuer before it became subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of these options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are "restricted securities" and, subject to the 180 day contractual restrictions described below, may be sold by persons other than affiliates, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144 without compliance with its one-year holding period requirement.


RULE 144(k)

     Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days before a sale, and who has beneficially owned the restricted shares for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Upon consummation of the offering, shares of our common stock will be eligible for immediate sale in the public market without restriction pursuant to Rule 144(k).


LOCK-UPS

     All of our executive officers, directors and Blackstone will agree not to sell any shares of common stock for 180 days after the date of this prospectus, subject to certain customary exceptions, without the prior written consent of the lead underwriters. As a result of these contractual restrictions and subject to the provisions to Rules 144 and 701, as applicable, shares subject to restriction will be eligible for sale upon expiration of these agreements.

     We have agreed not to offer, sell or dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or any rights to acquire common stock for a period of 180 days after the date of this prospectus without the prior written consent of the lead underwriters except for grants of options and other awards pursuant to benefit plans, the issuance of shares upon the exercise of options under benefit plans, the issuance of shares pursuant to the underwriters over-allotment option and the issuance of shares, options, rights or warrants to purchase securities convertible into or exercisable or exchangeable for shares of common stock in connection with acquisitions of assets, businesses or other entities so long as the recipients of any such shares, options, rights or warrants become subject to similar restrictions until the expiration of such 180 day period.

                   CERTAIN U.S. FEDERAL TAX CONSEQUENCES TO
                        NON-U.S. HOLDERS OF COMMON STOCK

     The following summary describes the material United States federal income and estate tax consequences of the ownership of common stock by a Non-U.S. Holder (as defined below) as of the date of this prospectus. This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holder in light of its personal circumstances. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

     As used herein, a "U.S. Holder" of common stock means a holder that is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source and (iv) a trust (X) that is subject to the supervision of a court within the United States and the control of one or more U.S. persons as described in section 7701(a)(30) of the Code or (Y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. A "Non-U.S. Holder" is a holder that is not a U.S. Holder.


DIVIDENDS

     Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Until January 1, 2001, dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payer has knowledge to the contrary) for purposes of the withholding tax discussed above and, under the current interpretation of U.S. Treasury regulations, for purposes of determining the applicability of a tax treaty rate. However, under U.S. Treasury regulations (the "Final Regulations"), a Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate (and avoid back-up withholding as discussed below) for dividends paid after December 31, 2000, will be required to satisfy applicable certification and other requirements.

     A Non-U.S. Holder of common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.


GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes.


     An individual Non-U.S. Holder gain described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be subject to tax on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.


     We believe we are not, and do not anticipate becoming, a "U.S. real property holding corporation" for United States federal income tax purposes.


     Special rules may apply to certain Non-U.S. Holders, such as "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies" and corporations that accumulate earnings to avoid U.S. federal income tax, that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.


FEDERAL ESTATE TAX


     Common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.


INFORMATION REPORTING AND BACKUP WITHHOLDING


     We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.


     Under current law, backup withholding at the rate of 31% generally will not apply to dividends paid to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person). Under the Final Regulations, however, a Non-U.S. Holder will be subject to back-up withholding unless applicable certification requirements are met.


     Payment of the proceeds of a sale of common stock within the United States or conducted through certain U.S. related financial intermediaries is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption.


     Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement
dated           , 2000, each underwriter named below has severally agreed to purchase, and we have agreed to sell to the underwriter, the number of shares set forth opposite the name of such underwriter.




                                               NUMBER OF
NAME                                            SHARES
------------------------------------------   ------------
   Deutsche Bank Securities Inc. .........
   Salomon Smith Barney Inc. .............
   Goldman, Sachs & Co. ..................
   Lehman Brothers Inc. ..................
      Total ..............................      ----------

                                                ==========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of various legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

     The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to selected dealers at the public offering
price less a concession not in excess of $   per share. The underwriters may
allow, and such dealers may re-allow, a concession not in excess of $   per
share on sales to other dealers. If all of the shares are not sold at the initial offering price, the underwriters may change the public offering price and the other selling terms. The underwriters have advised us that they do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

     We have granted to the underwriters an option, exercisable for 30 days
from the date of this prospectus, to purchase up to     additional shares of
common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

     We, our executive officers, directors and Blackstone have agreed that, subject to certain customary exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the lead underwriters, offer, sell, contract to sell, pledge, assign or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for common stock. The lead underwriters in their discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     At our request, the underwriters reserved up to approximately 5% of the shares being offered as directed shares for sale at the initial public offering price to persons who are directors, officers or our employees, or who are otherwise associated with us and our affiliates or employees and who have advised us of their desire to purchase these shares. The number of shares of common stock available for sale to the general public will be reduced to the extent of sales of directed shares to any of the persons for whom they have been reserved. Any shares not so purchased will be offered by the underwriters on the same basis as all other shares of common stock offered hereby. We have agreed to indemnify the underwriters against specified liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations among us and the underwriters. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us. There can be no assurance, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the price at which they are sold by the underwriters or that an active trading market in the common stock will develop and continue after this offering.

     We have applied to have the common stock listed on the New York Stock Exchange under the symbol "GPA."

     The following table shows the underwriting discounts and commission to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.




                              PAID BY GRAHAM PACKAGING
                                    COMPANY INC.
                            -----------------------------
                             NO EXERCISE    FULL EXERCISE
                            -------------  --------------
  Per share ..............     $              $
  Total ..................     $              $

     In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transaction may include over-allotment, syndicate covering transaction and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the lead underwriters, in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

     Any of these activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the New York Stock Exchange or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

     We estimate that the total expenses of this offering, excluding
underwriting discounts and commissions, will be $   .

     Deutsche Bank Securities Inc. and its affiliates have performed certain investment banking and advisory services for us from time to time, for which they have received customary fees and expenses. Deutsche Bank Securities Inc. and its affiliate served as an initial purchaser of our senior subordinated notes and our senior discount notes in 1998. An affiliate of Deutsche Bank Securities Inc. acquired approximately 4.8% of the equity interests in BMP/Graham Holdings Corporation in connection with our 1998 recapitalization and, after giving effect to the IPO reorganization and this offering, such
affiliate will own approximately    % of our common stock. In addition, an
affiliate of Deutsche Bank Securities Inc. is the administrative agent, collateral agent and a lender under our senior credit agreement.

     Salomon Smith Barney Inc. and its affiliates have performed certain investment banking services and advisory services for us from time to time, for which they have received customary fees and expenses. Salomon Smith Barney Inc. served as an initial purchaser of our senior subordinated notes and our senior discount notes in 1998.

     The underwriters may in the future, from time to time, engage in transactions with and perform services for us and our affiliates in the ordinary course of their business.

     We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS


     Certain legal matters relating to the offering will be passed upon for us by Simpson Thacher & Bartlett, New York, New York, and certain legal matters relating to Pennsylvania law will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Certain legal matters relating to the offering will be passed upon for the underwriters by Cahill Gordon & Reindel, New York, New York.


                                    EXPERTS


     The consolidated financial statements of Graham Packaging Holdings Company as of and for the years ended December 31, 1999 and 1998, included in this prospectus and the related financial statement schedules included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing in this prospectus and elsewhere in the registration statement (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in method of accounting for inventory from the LIFO method to the FIFO method), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


     The combined financial statements and the related financial statement schedule for the year ended December 31, 1997, included in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere in this prospectus and are included in reliance upon that report given on the authority of that firm as experts in accounting and auditing.


                             ADDITIONAL INFORMATION


     We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read our Commission filings over the Internet at the Commission's website at http://www.sec.gov. You may also read and copy documents at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Full addresses of the Commission's reference rooms are: Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; 7 World Trade Center, New York, New York 10048; Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.


     We have filed with the Commission a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since the prospectus may not contain all of the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

                         INDEX TO FINANCIAL STATEMENTS




                                                                                          PAGE
                                                                                         NUMBER
                                                                                         ------
Reports of Independent Auditors ........................................................   F-2
Audited Financial Statements
 Balance Sheets at December 31, 1998 and 1999 ..........................................   F-4
 Statements of Operations for the years ended December 31, 1997, 1998 and 1999 .........   F-5
 Statements of Partners' Capital/Owners' Equity (Deficit) for the years ended
   December 31, 1997, 1998 and 1999 ....................................................   F-6
 Statements of Cash Flows for the years ended December 31, 1997, 1998 and 1999 .........   F-7
 Notes to Financial Statements .........................................................   F-8
Unaudited Condensed Consolidated Financial Statements
 Condensed Consolidated Balance Sheets at December 31, 1999 and April 2, 2000 ..........   F-31
 Condensed Consolidated Statements of Operations for the quarters ended March 28, 1999
   and April 2, 2000 ...................................................................   F-32
 Condensed Consolidated Statements of Partners' Capital (Deficit) for the year ended
   December 31, 1999 and quarter ended April 2, 2000 ...................................   F-33
 Condensed Consolidated Statements of Cash Flows for the quarters ended March 28, 1999
   and April 2, 2000 ...................................................................   F-34
 Notes to Condensed Consolidated Financial Statements ..................................   F-35

Note: Upon completion of the IPO reorganization, in which we will issue our common stock in exchange for all of the general and limited partnership interests of Graham Packaging Holdings Company, we will become the ultimate parent of the Graham Packaging Group. Prior to the IPO reorganization, our sole purpose has been to act as co-obligor with Graham Packaging Holdings Company on our senior discount notes and as co-guarantor with Graham Packaging Holdings Company under the credit agreement. We have had only nominal assets, do not conduct any operations and did not receive any proceeds from co-issuing the senior discount notes.

                         INDEPENDENT AUDITORS' REPORT



To the Owners
Graham Packaging Holdings Company


     We have audited the accompanying consolidated balance sheets of Graham Packaging Holdings Company as of December 31, 1998 and 1999, and the related consolidated statements of operations, partners' capital/owners' equity (deficit), and cash flows for the years then ended. Our audit also included financial statement schedules I and II (as they pertain to 1998 and 1999) listed in the index at Item 16(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.


     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, such 1998 and 1999 consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedules (as they pertain to 1998 and 1999), when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.


     As discussed in Note 5 to the consolidated financial statements, in 1999 the Company changed its method of accounting for inventory from the LIFO method to the FIFO method and, retroactively, restated the 1997 and 1998 consolidated financial statements for the change.


     We also audited the adjustment described in Note 5 that was applied to restate the 1997 combined financial statements to give retroactive effect to the change in method of accounting for inventory from the LIFO method to the FIFO method. In our opinion, such adjustment is appropriate and has been properly applied.



/s/ DELOITTE & TOUCHE LLP




Philadelphia, Pennsylvania
March 22, 2000

                        REPORT OF INDEPENDENT AUDITORS


The Owners
Graham Packaging Group


     We have audited the accompanying combined statements of operations, partners' capital/owners' equity (deficit), and cash flows (prior to restatement for the change in accounting for inventory costs, as described in
Note 5) of the entities and operations listed in Note 1, collectively referred to as the Graham Packaging Group, for the year ended December 31, 1997. Our audit also included financial statement Schedule II (as it pertains to 1997) as listed in the Index at Item 16(a). These financial statements and schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.


     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


     In our opinion, the financial statements (prior to restatement for the change in accounting for inventory costs, as described in Note 5) referred to above present fairly, in all material respects, the combined results of operations and cash flows of the entities and operations listed in Note 1, for the year ended December 31, 1997, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement Schedule II, when considered in relation to the basic 1997 financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



/s/ Ernst & Young LLP




Harrisburg, Pennsylvania
March 23, 1998,
 except for the matters discussed in the last paragraph of Note 14 and the next to last paragraph of Note 18, as to which the date is April 24, 1998

                       GRAHAM PACKAGING HOLDINGS COMPANY
                                 BALANCE SHEETS
                                (IN THOUSANDS)






                                                                                      DECEMBER 31,
                                                                             ------------------------------
                                                                                  1998             1999
                                                                              CONSOLIDATED     CONSOLIDATED
                                                                             --------------   -------------
                               ASSETS
Current assets:
 Cash and cash equivalents ...............................................     $    7,476      $    5,983
 Accounts receivable, net ................................................         87,618         108,766
 Inventories .............................................................         41,247          52,847
 Prepaid expenses and other current assets ...............................         14,587          17,138
                                                                               ----------      ----------
Total current assets .....................................................        150,928         184,734
Property, plant and equipment:
 Machinery and equipment .................................................        560,585         663,001
 Land, buildings and leasehold improvements ..............................         85,462          95,636
 Construction in progress ................................................        105,541         129,421
                                                                               ----------      ----------
                                                                                  751,588         888,058
 Less accumulated depreciation and amortization ..........................        364,896         391,312
                                                                               ----------      ----------
                                                                                  386,692         496,746
Other assets .............................................................         59,127          59,769
                                                                               ----------      ----------
Total assets .............................................................     $  596,747      $  741,249
                                                                               ==========      ==========
LIABILITIES AND PARTNERS' CAPITAL/OWNERS' EQUITY (DEFICIT)
Current liabilities:
 Accounts payable ........................................................     $   77,485      $   94,906
 Accrued expenses ........................................................         71,431          73,269
 Current portion of long-term debt .......................................         11,929          24,370
                                                                               ----------      ----------
Total current liabilities ................................................        160,845         192,545
Long-term debt ...........................................................        863,468         992,730
Other non-current liabilities ............................................         11,228          13,327
Minority interest ........................................................             --             618
Commitments and contingent liabilities (see Notes 17 and 18) .............             --              --
Partners' capital/owners' equity (deficit):
 Partners'/owners' capital ...............................................       (442,271)       (439,123)
 Accumulated other comprehensive income ..................................          3,477         (18,848)
                                                                               ----------      ----------
Total partners' capital/owners' equity (deficit) .........................       (438,794)       (457,971)
                                                                               ----------      ----------
Total liabilities and partners' capital/owners' equity (deficit) .........     $  596,747      $  741,249
                                                                               ==========      ==========

                See accompanying notes to financial statements.

                       GRAHAM PACKAGING HOLDINGS COMPANY
                            STATEMENTS OF OPERATIONS
                                (IN THOUSANDS)





                                                                           YEAR ENDED DECEMBER 31,
                                                        -------------------------------------------------------------
                                                                  1997                    1998
                                                                COMBINED              CONSOLIDATED           1999
                                                         (AS ADJUSTED, NOTE 5)   (AS ADJUSTED, NOTE 5)   CONSOLIDATED
                                                        ----------------------- ----------------------- -------------
Net sales .............................................        $521,707                $ 588,131          $716,084
Cost of goods sold ....................................         437,001                  472,731           573,431
                                                               --------                ---------          --------
Gross profit ..........................................          84,706                  115,400           142,653
Selling, general, and administrative expenses .........          34,882                   37,765            48,016
Special charges and unusual items .....................          24,361                   24,244             4,553
                                                               --------                ---------          --------
Operating income ......................................          25,463                   53,391            90,084
Recapitalization expenses .............................              --                   11,769                --
Interest expense ......................................          14,940                   68,379            88,260
Interest income .......................................          (1,510)                    (371)             (786)
Other (income) expense ................................             755                     (122)             (729)
Minority interest .....................................             165                       --              (442)
                                                               --------                ---------          --------
Income (loss) before income taxes and extraordinary
 item .................................................          11,113                  (26,264)            3,781
Income tax provision ..................................             600                    1,092             2,526
                                                               --------                ---------          --------
Income (loss) before extraordinary item ...............          10,513                  (27,356)            1,255
Extraordinary loss from early extinguishment of debt                 --                      675                --
                                                               --------                ---------          --------
Net income (loss) .....................................        $ 10,513                $ (28,031)         $  1,255
                                                               ========                =========          ========
















                See accompanying notes to financial statements.

                       GRAHAM PACKAGING HOLDINGS COMPANY
           STATEMENTS OF PARTNERS' CAPITAL/OWNERS' EQUITY (DEFICIT)
                                (IN THOUSANDS)






                                                                             NOTES          ACCUMULATED
                                                        PARTNERS'/      RECEIVABLE FOR         OTHER
                                                          OWNERS'          OWNERSHIP       COMPREHENSIVE
                                                          CAPITAL          INTERESTS          INCOME           TOTAL
                                                      --------------   ----------------   --------------   -------------
Combined balance at January 1, 1997, as
 previously reported ..............................     $   38,715        $  (20,240)       $  (1,670)      $   16,805
Add adjustment for the cumulative effect of
 applying retroactively the change in the
 accounting method for valuing inventory from
 LIFO to FIFO (Note 5) ............................          1,669                --               --            1,669
                                                        ----------        ----------        ---------       ----------
Combined balance at January 1, 1997, as
 adjusted .........................................         40,384           (20,240)          (1,670)          18,474
 Net income for the year, as adjusted .............         10,513                --               --           10,513
 Cumulative translation adjustment ................             --                --            1,864            1,864
                                                                                                            ----------
 Comprehensive income, as adjusted ................                                                             12,377
 Cash distributions to owners .....................        (28,737)               --               --          (28,737)
 Other ............................................            192                --               --              192
                                                        ----------        ----------        ---------       ----------
Combined balance at December 31, 1997, as
 adjusted .........................................         22,352           (20,240)             194            2,306
 Net loss for the year, as adjusted ...............        (28,031)               --               --          (28,031)
 Cumulative translation adjustment ................             --                --            3,283            3,283
                                                                                                            ----------
 Comprehensive income, as adjusted ................                                                            (24,748)
 Cash distributions to owners .....................         (6,852)               --               --           (6,852)
 Recapitalization .................................       (429,740)           20,240               --         (409,500)
                                                        ----------        ----------        ---------       ----------
Consolidated balance at December 31, 1998 .........       (442,271)               --            3,477         (438,794)
 Net income for the year ..........................          1,255                --               --            1,255
 Cumulative translation adjustment ................             --                --          (22,325)         (22,325)
                                                                                                            ----------
 Comprehensive income .............................                                                            (21,070)
 Recapitalization .................................          1,893                --               --            1,893
                                                        ----------        ----------        ---------       ----------
Consolidated balance at December 31, 1999 .........     $ (439,123)               --        $ (18,848)      $ (457,971)
                                                        ==========        ==========        =========       ==========













                See accompanying notes to financial statements.

                       GRAHAM PACKAGING HOLDINGS COMPANY
                           STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)




                                                                         YEAR ENDED DECEMBER 31,
                                                               --------------------------------------------
                                                                    1997            1998
                                                                  COMBINED      CONSOLIDATED
                                                                (AS ADJUSTED   (AS ADJUSTED,       1999
                                                                   NOTE 5)        NOTE 5)      CONSOLIDATED
                                                               -------------- --------------- -------------
Operating activities:
 Net income (loss) ...........................................   $   10,513     $  (28,031)    $    1,255
   Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization ............................       41,039         39,281         53,247
    Amortization of debt issuance fees .......................          320          3,823          4,749
    Accretion of senior discount notes .......................           --         10,085         12,395
    Extraordinary loss .......................................           --            675             --
    Write-off of license fees ................................           --          1,436             --
    Minority interest ........................................          165             --           (442)
    Equity in earnings of joint venture ......................         (200)          (274)          (231)
    Foreign currency transaction (gain) loss .................        1,124             43            (11)
    Other non-cash recapitalization expense ..................           --          3,419          1,865
   Changes in operating assets and liabilities, net of
    acquisitions of businesses:
    Accounts receivable ......................................      (10,918)        (1,565)       (25,262)
    Inventories ..............................................       (3,905)          (801)       (12,315)
    Prepaid expenses and other current assets ................       (3,935)        (4,025)        (2,955)
    Other non-current assets and liabilities .................          565            450          1,099
    Accounts payable and accrued expenses ....................       32,137         17,291         22,131
                                                                 ----------     ----------     ----------
   Net cash provided by operating activities .................       66,905         41,807         55,525
   Investing activities:
    Net purchases of property, plant and equipment ...........      (53,173)      (133,912)      (170,972)
    Acquisitions of/investments in businesses, net of cash
      acquired ...............................................      (19,016)       (45,152)       (10,284)
    Other ....................................................          (88)        (2,130)          (500)
                                                                 ----------     ----------     ----------
   Net cash used in investing activities .....................      (72,277)      (181,194)      (181,756)
   Financing activities:
    Proceeds from issuance of long-term debt .................      174,049      1,130,411        480,462
    Payment of long-term debt ................................     (136,430)      (271,068)      (354,152)
    Recapitalization debt repayments .........................           --       (264,410)            --
    Recapitalization owner note repayments ...................           --         20,240             --
    Recapitalization cash distributions to owners ............           --       (429,566)            --
    Other cash distributions to owners .......................      (28,073)        (6,852)            --
    Debt issuance fees .......................................           --        (39,100)          (123)
                                                                 ----------     ----------     ----------
   Net cash provided by financing activities .................        9,546        139,655        126,187
   Effect of exchange rate changes ...........................         (387)           (10)        (1,449)
                                                                 ----------     ----------     ----------
   Increase (decrease) in cash and cash equivalents ..........        3,787            258         (1,493)
   Cash and cash equivalents at beginning of year ............        3,431          7,218          7,476
                                                                 ----------     ----------     ----------
   Cash and cash equivalents at end of year ..................   $    7,218     $    7,476     $    5,983
                                                                 ==========     ==========     ==========

                See accompanying notes to financial statements.

                       GRAHAM PACKAGING HOLDINGS COMPANY
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1999


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


 Principles of Consolidation and Combination

     The consolidated and combined financial statements include the operations of Graham Packaging Holdings Company, a Pennsylvania limited partnership formerly known as Graham Packaging Company ("Holdings"); Graham Packaging Company, L.P., a Delaware limited partnership formerly known as Graham Packaging Holdings I, L.P. (the "Operating Company"); Graham Packaging Italy, S.r.L.; Graham Packaging France Partners; Graham Packaging Poland, L.P.; Graham Packaging do Brasil Industria e Comercio S.A.; Graham Packaging Canada Limited; Graham Recycling Company, L.P.; subsidiaries thereof; and land and buildings that were used in the operations, owned by the control group of owners and contributed to the Graham Packaging Group (as defined). Prior to February 2, 1998, these operations of the Graham Packaging Group were under common control by virtue of ownership by the Donald C. Graham family. In addition, the 1998 and 1999 consolidated financial statements of the Group include GPC Capital Corp. I, a wholly owned subsidiary of Graham Packaging Company and GPC Capital Corp. II, a wholly owned subsidiary of Holdings. The purpose of GPC Capital Corp. I is solely to act as co-obligor with Graham Packaging Company under the Senior Subordinated Notes (as herein defined) and as co-borrower with Graham Packaging Company under the New Credit Agreement (as herein defined), and the purpose of GPC Capital Corp. II is solely to act as co-obligor with Holdings under the Senior Discount Notes and as co-guarantor with Holdings under the New Credit Agreement. GPC Capital Corp. I and GPC Capital Corp. II have only nominal assets and do not conduct any independent operations. Furthermore, since July 27, 1998 the consolidated financial statements of the Group include the operations of Graham Emballages Plastiques S.A.; Graham Packaging U.K. Ltd.; Graham Plastpak Plastik Ambalaj A.S.; and Graham Packaging Deutschland GmbH as a result of the acquisition of selected plants of Crown Cork & Seal. Since July 1, 1999 the consolidated financial statements of the Group include the operations of Graham Packaging Argentina S.A. as a result of the acquisition of companies in Argentina. Since July 6, 1999 the consolidated financial statements of the Group include the operations of PlasPET Florida, Ltd. as a result of an investment made in a limited partnership. (Refer to Note 3 for a discussion of each of these investments). These entities and assets are referred to collectively as Graham Packaging Group (the "Group"). With respect to the periods subsequent to the Recapitalization that occurred on February 2, 1998 (see Note 2), the financial statements and references to the "Group" relate to Holdings and its subsidiaries on a consolidated basis and for the period prior to the Recapitalization to the "Group" on a combined basis. The combined financial statements include the accounts and results of operations of the Group for all periods that the operations were under common control. All amounts in the financial statements are those reported in the historic financial statements of the individual operations. All significant intercompany accounts and transactions have been eliminated in the consolidated and combined financial statements.

     Since the Recapitalization, Holdings has had no assets, liabilities or operations other than its direct and indirect investments in Graham Packaging Company, its ownership of GPC Capital Corp. II and the Senior Discount Notes and related unamortized issuance costs. Holdings has fully and unconditionally guaranteed the Senior Subordinated Notes of Graham Packaging Company and GPC Capital Corp. I on a senior subordinated basis. Holdings is jointly and severally liable with GPC Capital Corp. II with respect to all obligations on the Senior Discount Notes of Holdings and GPC Capital Corp. II.


 Description of Business

     The Group sells plastic packaging products principally to large, multinational companies in the automotive, food and beverage, and household and personal care industries. The Group has manufacturing facilities in the United States, Canada, United Kingdom, France, Germany, Italy, Poland, Turkey, Hungary, Argentina and Brazil.

                       GRAHAM PACKAGING HOLDINGS COMPANY
                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1999

 Investment in Joint Venture

     The Group accounts for its investment in a joint venture in Poland under the equity method of accounting.


 Revenue Recognition

     Sales are recognized as products are shipped and upon passage of title to the customer and as services are rendered.


 Cash and Cash Equivalents

     The Group considers cash and investments with a maturity of three months or less when purchased to be cash and cash equivalents.


 Inventories

     Inventories are stated at the lower of cost or market with cost determined by the first-in, first-out (FIFO) method (see Note 5).


 Property, Plant and Equipment

     Property, plant, and equipment are stated at cost. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the various assets ranging from 3 to 31.5 years. Lease amortization is included in depreciation expense. Interest costs are capitalized during the period of construction of capital assets as a component of the cost of acquiring these assets.


 Other Assets

     Other assets include debt issuance fees, goodwill, license fees and other intangible assets. Debt issuance fees totaled $32.3 million and $27.6 million as of December 31, 1998 and 1999, respectively. These amounts are net of accumulated amortization of $3.8 million and $8.5 million as of December 31, 1998 and 1999, respectively. Amortization is computed by the effective interest method over the term of the related debt for debt issuance fees and by the straight-line method for goodwill, license fees and other intangible assets. The term used in computing amortization for goodwill is twenty years, and for license fees and other intangible assets, from three to ten years. Accumulated amortization of goodwill was $342,000 and $1,885,000 as of December 31, 1998 and 1999, respectively. Goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable.


 Long-Lived Assets

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Any impairment loss, if indicated, is measured on the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.


 Derivatives

     The Group enters into interest rate swap agreements to hedge the exposure to increasing rates with respect to its Credit Agreement. The differential to be paid or received as a result of these swap agreements is accrued as interest rates change and recognized as an adjustment to interest expense

                       GRAHAM PACKAGING HOLDINGS COMPANY
                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1999

related to the Credit Agreement. The Group also enters into forward exchange contracts, when considered appropriate, to hedge the exchange rate exposure on transactions that are denominated in a foreign currency. During 1997, the Group used a combination of interest rate collar and swap agreements to hedge interest rate risk.


 Foreign Currency Translation

     The Group uses the local currency as the functional currency for all foreign operations. All assets and liabilities of foreign operations are translated into U.S. dollars at year-end exchange rates. Income statement items are translated at average exchange rates prevailing during the year. The resulting translation adjustments are included in accumulated other comprehensive income as a component of partners' capital/owners' equity (deficit).


 Comprehensive Income

     Foreign currency translation adjustments are included in other comprehensive income and added with net income to determine total comprehensive income which is displayed in the Statements of Partners' Capital/Owners' Equity (Deficit).


 Income Taxes

     The Group does not pay U.S. federal income taxes under the provisions of the Internal Revenue Code, as the applicable income or loss is included in the tax returns of the partners/owners. For the Group's foreign operations subject to tax in their local jurisdictions, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse.


 Management Option Plan

     The Group accounts for equity based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS No. 123, "Accounting For Stock Based Compensation," established accounting and disclosure requirements using a fair-value based method of accounting for equity based employee compensation plans. The Group has elected to remain on its current method of accounting as described above and has adopted the disclosure requirements of SFAS No. 123.


 Postemployment Benefits

     The Group maintains a Supplemental Income Plan, which provides postemployment benefits to a certain employee of the Group. Accrued postemployment benefits of approximately $713,000 and $697,000 as of December 31, 1998 and 1999, respectively, were included in other non-current liabilities.


 Computer Software Developed for Internal-Use

     As of January 1, 1999, the Group adopted Statement of Position ("SOP") 98-1, "Accounting For the Costs of Computer Software Developed For or Obtained For Internal-Use". This SOP requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use. The adoption of this SOP did not have a significant impact on the financial results of the Group for the year ended December 31, 1999.

                       GRAHAM PACKAGING HOLDINGS COMPANY
                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1999

 Start-Up Activities

     As of January 1, 1999, the Group adopted SOP 98-5, "Reporting on the Costs of Start-Up Activities". This SOP requires costs of start-up activities and organization costs to be expensed as incurred. The adoption of this SOP did not have a significant impact on the results of the Group for the year ended December 31, 1999.


 Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


 Reclassifications

     Certain Reclassifications have been made to the 1998 financial statements to conform to the 1999 presentation. These reclassifications had no impact on the 1997 financial statement presentation.


 New Accounting Pronouncements Not Yet Adopted

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.

     In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of Effective Date of FASB Statement No. 133". This Standard defers the effective date of FASB Statement No. 133 ("SFAS No. 133") to all fiscal quarters of all fiscal years beginning after June 15, 2000. Management has not completed its review of SFAS No. 133 and has not determined the impact adoption will have on the Group's results of operations or financial position.


2. RECAPITALIZATION

     Pursuant to an Agreement and Plan of Recapitalization, Redemption and Purchase, dated as of December 18, 1997 (the "Recapitalization Agreement"), (i) Holdings, (ii) the owners of the Group (the "Graham Partners") and (iii) BMP/Graham Holdings Corporation, a Delaware corporation formed by Blackstone Capital Partners III Merchant Banking Fund L.P. ("Investor LP"), and BCP/Graham Holdings L.L.C., a Delaware limited liability company and a wholly owned subsidiary of Investor LP ("Investor GP" and together with Investor LP, the "Equity Investors") agreed to a recapitalization of Holdings (the "Recapitalization"). Closing under the Recapitalization Agreement occurred on February 2, 1998.

     The Principal components and consequences of the Recapitalization included the following:

  o   A change in the name of Holdings to Graham Packaging Holdings Company;

  o The contribution by Holdings of substantially all of its assets and liabilities to Graham Packaging Company, which was renamed "Graham Packaging Company, L.P.";

  o The contribution by certain Graham Partners to the Group of their ownership interests in certain partially owned subsidiaries of Holdings and certain real estate used but not owned by Holdings and its subsidiaries;

                       GRAHAM PACKAGING HOLDINGS COMPANY
                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1999

  o The initial borrowing by Graham Packaging Company of $403.5 million (the "Bank Borrowings") in connection with the New Credit Agreement entered into by and among Graham Packaging Company, Holdings and a syndicate of lenders;

  o The issuance of $225 million Senior Subordinated Notes by Graham Packaging Company and $100.6 million gross proceeds ($169 million aggregate Principal amount at maturity) Senior Discount Notes by Holdings. A wholly owned subsidiary of each of Graham Packaging Company and Holdings serves as co-issuer with its parent for its respective issue of Notes;

  o The repayment by Graham Packaging Company of substantially all of the existing indebtedness and accrued interest of Holdings and its subsidiaries;

  o The distribution by Graham Packaging Company to Holdings of all of the remaining net proceeds of the Bank Borrowings and the Senior Subordinated Notes (other than amounts necessary to pay certain fees and expenses and payments to Management);

  o The redemption by Holdings of certain partnership interests in Holdings held by the Graham Partners for $429.6 million;

  o The purchase by the Equity Investors of certain partnership interests in Holdings held by the Graham Partners for $208.3 million;

  o The repayment by the Graham Partners of amounts owed to Holdings under the $20.2 million promissory notes;

  o The recognition of additional compensation expense under the Equity Appreciation Plan;

  o The payment of certain bonuses and other cash payments and the granting of certain equity awards to senior and middle level management;

  o   The execution of various other agreements among the parties; and

  o The payment of a $6.2 million tax distribution by Graham Packaging Company on November 2, 1998 to certain Graham Partners for tax periods prior to the Recapitalization.

     As a result of the consummation of the Recapitalization, Investor LP owns an 81% limited partnership interest in Holdings, and Investor GP owns a 4% general partnership interest in Holdings. Certain Graham Partners or affiliates thereof or other entities controlled by Donald C. Graham and his family, have retained a 1% general partnership interest and a 14% limited partnership interest in Holdings. Additionally, Holdings owns a 99% limited partnership interest in Graham Packaging Company, and GPC Opco GP L.L.C., a wholly owned subsidiary of Holdings, owns a 1% general partnership interest in Graham Packaging Company.

     As a result of the Recapitalization, the Group incurred charges of approximately $32 million related to the issuance of debt which will be recognized as interest expense over 6 to 11 years based upon the terms of the related debt instruments. In addition, Recapitalization expenses of approximately $25 million, which related to transaction fees, expenses, compensation, unamortized licensing fees and costs associated with the termination of the interest rate collar and swap agreements were incurred. The Recapitalization also resulted in the write-off of unamortized debt issuance fees, which is reflected as an extraordinary loss in the financial statements. Compensation expense totaling $10.7 million, of which $9.6 million had been expensed as of December 31, 1999, related to stay bonuses and the granting of certain ownership interests to management which will be recognized over a period up to three years from the date of the Recapitalization. See Note 14.

3. ACQUISITIONS

 Purchase of Certain Plants of Crown, Cork & Seal:

     On July 27, 1998 the Company acquired selected plastic bottle manufacturing operations of Crown, Cork & Seal located in France, Germany, the United Kingdom and Turkey for a total

                       GRAHAM PACKAGING HOLDINGS COMPANY
                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1999

purchase price (including acquisition-related costs) of $41.4 million, net of liabilities assumed. The acquisition was recorded under the purchase method of accounting and accordingly, the results of operations of the acquired operations are included in the financial statements of the Group beginning on July 27, 1998. The purchase price has been allocated to assets acquired and liabilities assumed based on fair values. Goodwill is being amortized over 20 years on the straight-line basis. The allocated fair value of assets acquired and liabilities assumed is summarized as follows (in thousands):



   Current assets ........................    $21,965
   Property, plant and equipment .........     29,845
   Other assets ..........................      2,274
   Goodwill ..............................     14,725
                                              -------
   Total .................................     68,809
   Less liabilities assumed ..............     27,381
                                              -------
   Net cost of acquisition ...............    $41,428
                                              =======

 Purchase of Rheem-Graham Embalagens, Ltda:

     On April 30, 1997, Graham Packaging do Brasil Industria e Comercio S.A., then a wholly owned subsidiary of Holdings with no operations, and owners of Holdings, acquired 80% of the operating assets of Rheem-Graham Embalagens Ltda., which manufactures and sells plastic packaging products, from Rheem Empreendimentos Industrialis e Comerciais. Rheem Empreendimentos Industrialis e Comerciais contributed the remaining 20% of the operating assets of Rheem-Graham Embalagens Ltda. in exchange for a 20% minority interest in Graham Packaging do Brasil Industria e Comercio S.A. The purchase price related to the 80% of the operating assets of Rheem-Graham Embalagens Ltda. was approximately $21.1 million, which was funded through borrowings under the Group's bank facilities. The acquisition was recorded under the purchase method of accounting and accordingly, the results of operations of the business acquired by Graham Packaging do Brasil Industria e Comercio S.A. are included in the financial statements of the Group beginning on April 30, 1997, less a minority interest amount equal to 20% of Graham Packaging do Brasil Industria e Comercio S.A. owned by the unaffiliated entity. The purchase price has been allocated to assets acquired and liabilities assumed based upon fair values on the date of acquisition. The fair value of assets and liabilities acquired and contributed to Graham Packaging do Brasil Industria e Comercio S.A. is summarized as follows (in thousands):



   Net working capital ...................    $ 2,451
   Property, plant and equipment .........     23,679
                                              -------
                                              $26,130
                                              =======

     In February 1998, the Group acquired the remaining 20% minority interest of $4,983,000 in Graham Packaging do Brasil Industria e Comercio S.A. from Rheem Empreendimentos Industrialis e Comerciais for $2,995,000. The difference of $1,988,000 has been recorded as a reduction of the carrying amount of property, plant & equipment.


 Purchase of Graham Packaging Argentina S.A.

     On July 1, 1999 the Company acquired selected companies located in Argentina for a total purchase price (including acquisition-related costs) of $8.5 million, net of liabilities assumed, subject to certain contingent consideration. The contingent consideration will be calculated utilizing a predetermined formula based on the entities' performance during a multi-year period ending

                       GRAHAM PACKAGING HOLDINGS COMPANY
                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1999

December 31, 2000. If and when such contingency is satisfied, additional goodwill will be recorded. The acquisition was recorded under the purchase method of accounting and accordingly, the results of operations of the acquired operations are included in the financial statements of the Group beginning on July 1, 1999. The initial purchase price has been allocated to assets acquired and liabilities assumed based on fair values. Goodwill is being amortized over 20 years on the straight-line basis. The initial allocated fair value of assets acquired and liabilities assumed is summarized as follows (in thousands):



   Current Assets ........................    $ 2,831
   Property, plant and equipment .........      4,840
   Goodwill ..............................      9,044
                                              -------
   Total .................................     16,715
   Less liabilities assumed ..............      8,244
                                              -------
   Net cost of acquisition ...............    $ 8,471
                                              =======

 Investment in Limited Partnership of PlasPET Florida, Ltd.

     On April 26, 1999 the Company acquired 51% of the operating assets of PlasPET Florida, Ltd., while becoming the general partner on July 6, 1999, for a total purchase price (including acquisition-related costs) of $1.2 million, net of liabilities assumed. The investment was accounted for under the equity method of accounting prior to July 6, 1999. The acquisition was recorded on July 6, 1999 under the purchase method of accounting and accordingly, the results of operations of the acquired operations are included in the financial statements of the Group beginning on July 6, 1999. The initial purchase price has been allocated to assets acquired and liabilities assumed based on fair values. Goodwill is being amortized over 20 years on the straight-line basis. The allocated fair value of assets acquired and liabilities assumed is summarized as follows (in thousands):



   Current Assets ........................    $  443
   Property, plant and equipment .........     4,689
   Other Assets ..........................       132
   Goodwill ..............................     2,841
                                              ------
   Total .................................     8,105
   Less liabilities assumed ..............     6,907
                                              ------
   Net cost of acquisition ...............    $1,198
                                              ======

 Pro Forma Information

     The following table sets forth unaudited pro forma results of operations, assuming that all of the above acquisitions had taken place at the beginning of each period presented:




                          YEAR ENDED DECEMBER 31,
                         -------------------------
                             1998          1999
                         -----------   -----------
                              (IN THOUSANDS)
   Net sales .........    $ 645,578     $721,756
   Net loss ..........      (29,334)        (142)

     These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional depreciation expense as a result of a step-up in the basis of fixed assets and increased interest expense on acquisition debt. They do not purport to be indicative of the results of operations which actually would have resulted had the combinations been in effect at the beginning of each period presented, or of future results of operations of the entities.

                       GRAHAM PACKAGING HOLDINGS COMPANY
                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1999

4. ACCOUNTS RECEIVABLE


     Accounts receivable are presented net of an allowance for doubtful accounts of $1,435,000 and $1,791,000 at December 31, 1998 and 1999,
respectively. Management performs ongoing credit evaluations of its customers and generally does not require collateral.


     The Group's sales to one customer, which exceeded 10% of total sales in each of the past three years, were 14%, 12% and 10% for the years ended December 31, 1997, 1998 and 1999, respectively. For the year ended December 31, 1999, approximately 60%, 34% and 6% of the sales to this customer were made in the United States, Europe and Canada, respectively.


5. INVENTORIES


     Inventories consisted of the following:




                                            DECEMBER 31,
                                       -----------------------
                                          1998         1999
                                       ----------   ----------
                                           (IN THOUSANDS)
   Finished goods ..................    $23,497      $32,551
   Raw materials and parts .........     17,750       20,296
                                        -------      -------
                                        $41,247      $52,847
                                        =======      =======

     Effective June 28, 1999, the Company changed its method of valuing inventories for its domestic operations from the LIFO method to the FIFO method as over time it more closely matches revenues with costs. The FIFO method more accurately reflects the cost related to the actual physical flow of raw materials and finished goods inventory. Accordingly, the Company believes the FIFO method of valuing inventory will result in a better measurement of operating results. All previously reported results have been restated to reflect the retroactive application of the accounting change as required by generally accepted accounting principles. The accounting change increased the net income for the year ended December 31, 1997 by approximately $0.3 million and increased the net loss for the year ended December 31, 1998 by approximately $2.0 million. Prior to restatement, the LIFO reserve was $0.0 million at December 31, 1998.


6. ACCRUED EXPENSES


     Accrued expenses consisted of the following:




                                                               DECEMBER 31,
                                                          -----------------------
                                                             1998         1999
                                                          ----------   ----------
                                                              (IN THOUSANDS)
   Accrued employee compensation and benefits .........    $19,983      $21,116
   Special charges and unusual items ..................      7,744        1,798
   Accrued interest ...................................     16,736       21,432
   Other ..............................................     26,968       28,923
                                                           -------      -------
                                                           $71,431      $73,269
                                                           =======      =======

                       GRAHAM PACKAGING HOLDINGS COMPANY
                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1999

7. DEBT ARRANGEMENTS

     Long-term debt consisted of the following:




                                                         DECEMBER 31,
                                                  --------------------------
                                                      1998          1999
                                                  -----------   ------------
                                                        (IN THOUSANDS)

   Term loan ..................................    $466,800     $ 561,850
   Revolving loan .............................      61,000        92,500
   Revolving credit facilities ................       7,055         8,709
   Senior Subordinated Notes ..................     225,000       225,000
   Senior Discount Notes ......................     110,697       123,092
   Other ......................................       4,845         5,949
                                                   --------     ---------
                                                    875,397     1,017,100
   Less amounts classified as current .........      11,929        24,370
                                                   --------     ---------
                                                   $863,468     $ 992,730
                                                   ========     =========

     On February 2, 1998, as discussed in Note 2 to the Financial Statements, the Group refinanced the majority of its existing credit facilities in connection with the Recapitalization and entered into a new Credit Agreement (the "New Credit Agreement") with a consortium of banks. The New Credit Agreement was amended on August 13, 1998 (the "Amendment") to provide for an additional Term Loan Borrowing of an additional $175 million. The New Credit Agreement and the Amendment consist of four term loans to Graham Packaging Company totaling $570 million and two revolving loan facilities to Graham Packaging Company totaling $255 million. The unused portion of the revolving loan facilities at December 31, 1998 and 1999 was $194.0 million and $162.5 million, respectively. The obligations of Graham Packaging Company under the New Credit Agreement and Amendment are guaranteed by Holdings and certain other subsidiaries of Holdings. The term loans are payable in quarterly installments through January 31, 2007, and require payments of $15.0 million in 2000, $20.0 million in 2001, $25.0 million in 2002, $27.5 million in 2003 and $93.0 million in 2004. The revolving loan facilities expire on January 31, 2004. Interest is payable at (a) the "Alternate Base Rate" (the higher of the Prime Rate or the Federal Funds Rate plus 0.50%) plus a margin ranging from 0% to 2.00%; or (b) the "Eurocurrency Rate" (the applicable interest rate offered to banks in the London interbank eurocurrency market) plus a margin ranging from 0.625% to 3.00%. A commitment fee ranging from 0.20% to 0.50% is due on the unused portion of the revolving loan commitment. As part of the Amendment to the New Credit Agreement, if certain events of default were to occur, or if the Group's Net Leverage Ratio were above 5.15:1.0 at March 31, 2000, Blackstone has agreed to make an equity contribution to the Group through the administrative agent of up to $50 million. The Group's Net Leverage Ratio being above 5.15:1.0 at March 31, 2000 is not an event of default under the New Credit Agreement. In addition, the New Credit Agreement and Amendment contain certain affirmative and negative covenants as to the operations and financial condition of the Group, as well as certain restrictions on the payment of dividends and other distributions to Holdings.

     Substantially all domestic tangible and intangible assets of the Group are pledged as collateral pursuant to the terms of the New Credit Agreement and Amendment.

     The Recapitalization also included the issuance of $225 million in Senior Subordinated Notes of Graham Packaging Company and $100.6 million gross proceeds in Senior Discount Notes ($169 million aggregate principal amount at maturity) of Holdings. The Senior Subordinated Notes are

                       GRAHAM PACKAGING HOLDINGS COMPANY
                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1999

unconditionally guaranteed on a senior subordinated basis by Holdings and mature on January 15, 2008, with interest payable on $150 million at a fixed rate of 8.75% and with interest payable on $75 million at LIBOR plus 3.625%. The Senior Discount Notes mature on January 15, 2009, with cash interest payable beginning January 15, 2003 at 10.75%. The effective interest rate to maturity on the Senior Discount Notes is 10.75%.


     At December 31, 1999, Graham Packaging Company had entered into three U.S. Dollar interest rate swap agreements that effectively fix the Eurocurrency Rate on $450 million of the term loans, on $200 million through April 9, 2002 at 5.8075%, on $100 million through April 9, 2003 at 5.77% and on $150 million through September 10, 2001 at 5.5075%.


     Under the New Credit Agreement and Amendment, Graham Packaging Company is subject to restrictions on the payment of dividends or other distributions to Holdings; provided that, subject to certain limitations, Graham Packaging Company may pay dividends or other distributions to Holdings (i) in respect of overhead, tax liabilities, legal, accounting and other professional fees and expenses, (ii) to fund purchases and redemptions of equity interests of Holdings or Investor LP held by their present or former officers or employees of Holdings, Graham Packaging Company or their Subsidiaries (as defined) or by any employee stock ownership plan upon such person's death, disability, retirement or termination of employment or other circumstances with certain annual dollar limitations and (iii) to finance starting on July 15, 2003, the payment of cash interest payments on the Senior Discount Notes.


     On September 8, 1998, Holdings and GPC Capital Corp. II consummated an exchange offer for all of their outstanding Senior Discount Notes Due 2009 which had been issued on February 2, 1998 (the "Senior Discount Old Notes") and issued in exchange therefor their Senior Discount Notes Due 2009, Series B (the "Senior Discount Exchange Notes"), and Graham Packaging Company and GPC Capital Corp. I consummated exchange offers for all of their outstanding Senior Subordinated Notes Due 2008 which had been issued on February 2, 1998 (the "Senior Subordinated Old Notes" and, together with the Senior Discount Old Notes, the "Old Notes") and issued in exchange therefor their Senior Subordinated Notes Due 2008, Series B (the "Senior Subordinated Exchange Notes" and, together with the Senior Discount Exchange Notes, the "Exchange Notes"). Each issue of Exchange Notes has the same terms as the corresponding issue of Old Notes, except that the Exchange Notes are registered under the Securities Act of 1933 and do not include the restrictions on transfer applicable to the Old Notes. The Senior Subordinated Old Notes were, and the Senior Subordinated Exchange Notes are, fully and unconditionally guaranteed by Holdings on a senior subordinated basis.


     The Group's effective rate on the outstanding borrowings under the term loan and revolving loan was 7.73% and 8.40% at December 31, 1998 and 1999, respectively.


     The Group had several variable-rate revolving credit facilities denominated in U.S. Dollars, French Francs and Italian Lire, with aggregate available borrowings at December 31, 1999 equivalent to $14.5 million. The Group's average effective rate on borrowings of $7.1 million on these credit facilities at December 31, 1998 was 4.95%. The Group's average effective rate on borrowings of $8.7 million on these credit facilities at December 31, 1999 was 8.53%.


     Interest paid during 1997, 1998 and 1999, net of amounts capitalized of $615,000, $2,639,000 and $3,727,000, respectively, totaled $14,900,000,
$41,985,000 and $66,166,000, respectively.


     The annual debt service requirements of the Group for the succeeding five years are as follows: 2000 -- $24.4 million; 2001 -- $21.1 million; 2002 -- $25.7 million; 2003 -- $28.1 million and 2004 -- $186.1 million.

                       GRAHAM PACKAGING HOLDINGS COMPANY
                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1999

8. FAIR VALUE OF FINANCIAL INSTRUMENTS AND DERIVATIVES

     The following methods and assumptions were used to estimate the fair values of each class of financial instruments:


 Cash and Cash Equivalents, Accounts Receivable and Accounts Payable

     The fair values of these financial instruments approximate their carrying amounts.


 Long-Term Debt

     The fair values of the variable-rate, long-term debt instruments approximate their carrying amounts. The fair value of other long-term debt was based on market price information and was estimated using discounted cash flow analyses based on current incremental borrowing rates for similar types of borrowing arrangements. Other long-term debt includes the Senior Discount Notes and $150 million of Senior Subordinated Notes and totaled approximately $260.7 million and $273.1 million at December 31, 1998 and 1999, respectively. The fair value of this long-term debt, including the current portion, was approximately $271.4 million and $256.7 million at December 31, 1998 and 1999, respectively.


 Derivatives

     The Group is exposed to market risk from changes in interest rates and currency exchange rates. The Group manages these exposures on a consolidated basis and enters into various derivative transactions for selected exposure areas. The financial impacts of these hedging instruments are offset by corresponding changes in the underlying exposures being hedged. The Group does not hold or issue derivative financial instruments for trading purposes.

     Interest rate swap agreements are used to hedge exposure to interest rates associated with the Group's Credit Agreement. Under these agreements, the Group agrees to exchange with a third party at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. The interest rate differential is reflected as an adjustment to interest expense over the life of the interest rate swap agreements.

     The following table presents information for all interest rate instruments. The notional amount does not necessarily represent amounts exchanged by the parties and, therefore is not a direct measure of the Group's exposure to credit risk. The fair value approximates the cost to settle the outstanding contracts. The carrying value, which represents accrued interest due to counterparties under swap agreements, was not significant.




                                    1998          1999
(IN THOUSANDS)                  -----------   -----------
   Notional amount ..........    $450,000      $450,000
   Fair value ...............      (8,784)        9,283

     Although derivatives are an important component of the Group's interest rate management program, their incremental effect on interest expense for 1997, 1998 and 1999 was not significant.

     The Group manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates. The Group utilizes foreign currency hedging activities to protect against volatility associated with purchase commitments that are denominated in foreign currencies for machinery, equipment and other items created in the normal course of business. The terms of these contracts are generally less than one year.

     Gains and losses related to qualifying hedges of foreign currency firm commitments or anticipated transactions are deferred in other current assets and are included in the basis of the underlying

                       GRAHAM PACKAGING HOLDINGS COMPANY
                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1999

transactions. To the extent that a qualifying hedge is terminated or ceases to be effective as a hedge, any deferred gains and losses up to that point continue to be deferred and are included in the basis of the underlying transaction. At December 31, 1998 the Group had foreign currency forward exchange contracts totaling $5,793,000 with a fair value of $5,936,000. The deferred gains and losses on these instruments were not significant. There were no currency forward contracts outstanding at December 31, 1999.


     Credit risk arising from the inability of a counterparty to meet the terms of the Group's financial instrument contracts is generally limited to the amounts, if any, by which the counterparty's obligations exceed the obligations of the Group. It is the Group's policy to enter into financial instruments with a diversity of creditworthy counterparties. Therefore, the Group does not expect to incur material credit losses on its risk management or other financial instruments.


9. LEASE COMMITMENTS


     The Group was a party to various leases involving real property and equipment during 1997, 1998 and 1999. Total rent expense for operating leases amounted to $9,599,000 in 1997, $10,627,000 in 1998 and $13,505,000 in 1999.
Minimum future lease obligations on long-term noncancellable operating leases in effect at December 31, 1999, are as follows: 2000 -- $8,516,000; 2001 --
$7,909,000; 2002 -- $6,993,000; 2003 -- $5,887,000; 2004 -- $4,636,000; and
thereafter -- $8,619,000.


10. TRANSACTIONS WITH AFFILIATES


     Transactions with entities affiliated through common ownership included the following:




                                                                     YEAR ENDED DECEMBER 31,
                                                               ------------------------------------
                                                                  1997         1998         1999
                                                               ----------   ----------   ----------
                                                                          (IN THOUSANDS)
   Equipment purchases from affiliates .....................    $11,104      $22,045      $20,367

   Management services provided by affiliates, including
    management, legal, tax, accounting, insurance, treasury,
    and employee benefits administration services ..........    $ 2,820      $ 2,071      $ 2,028

   Management services provided and sales to Graham
    Engineering Corporation, including engineering services
    and raw materials ......................................    $   945      $ 1,414      $ 2,453

   Interest income on notes receivable from owners .........    $ 1,026      $   103           --

     Account balances with affiliates include the following:




                                      DECEMBER 31,
                                   -------------------
                                      1998       1999
                                   ---------   -------
                                     (IN THOUSANDS)
   Accounts receivable .........    $1,116      $529
   Accounts payable ............    $2,804      $513

                       GRAHAM PACKAGING HOLDINGS COMPANY
                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1999

     Certain land and buildings included in the accompanying financial statements were leased by the Group from the control group of owners under operating leases until the assets were contributed to the Group. The lease payments totaling approximately $2.6 million in 1997 and zero in 1998 and 1999 are classified as distributions to owners in the accompanying financial statements. The depreciation and operating expenses related to the land and buildings are included in the operations of the Group. Certain of the real property leased from the control group was contributed to the Group as part of the Recapitalization and the related leases were terminated.


11. PENSION PLANS


     Substantially all employees of the Group participate in noncontributory, defined benefit or defined contribution pension plans.


     The U.S. defined benefit plan covering salaried employees provides retirement benefits based on the final five years average compensation, while plans covering hourly employees provide benefits based on years of service. The Group's policy is to fund the normal cost plus amounts required to amortize actuarial gains and losses and prior service costs over a period of ten years. U.S. Plan assets consist of a diversified portfolio including U.S. Government securities, certificates of deposit issued by commercial banks, and domestic common stocks and bonds.


     Prior to the Recapitalization, the Group participated in a plan sponsored by an affiliated company. As part of the Recapitalization, the Group's portion of pension obligations and related plan assets were spun off into a newly established plan. The transactions resulted in a one-time allocation of additional plan assets.

                       GRAHAM PACKAGING HOLDINGS COMPANY
                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1999

     The following table sets forth the change in the Group's benefit obligation and pension plan assets at market value for the years ended December 31, 1998 and 1999:




                                                                          1998            1999
                                                                     -------------   -------------
                                                                            (IN THOUSANDS)
   Change in benefit obligation:
   Benefit obligation at beginning of year .......................     $ (17,690)      $ (23,568)
   Service cost ..................................................        (1,738)         (2,034)
   Interest cost .................................................        (1,356)         (1,640)
   Benefits paid .................................................           437             436
   Change in benefit payments due to experience ..................          (903)            (10)
   Effect of exchange rate changes ...............................           210            (207)
   Decrease (increase) in benefit obligation due to change in
    discount rate ................................................        (1,863)          2,149
   Increase in benefit obligation due to plan experience .........          (112)           (221)
   Increase in benefit obligation due to plan change .............          (553)           (347)
                                                                       ---------       ---------
   Benefit obligation at end of year .............................     $ (23,568)      $ (25,442)
                                                                       =========       =========
   Change in plan assets:
   Plan assets at market value at beginning of year ..............     $  14,871       $  20,263
   Actual return on plan assets ..................................         2,299           2,832
   Foreign currency exchange rate changes ........................          (198)            196
   Employer contribution .........................................         2,304           1,882
   Benefits paid .................................................          (437)           (436)
   Acquisitions (spin off from affiliated company) ...............         1,424             (84)
                                                                       ---------       ---------
   Plan assets at market value at end of year ....................     $  20,263       $  24,653
                                                                       =========       =========
   Funded status .................................................        (3,305)           (789)
   Unrecognized net actuarial loss ...............................           135          (2,948)
   Unrecognized prior service cost ...............................           981           1,244
                                                                       ---------       ---------
   Accrued pension expense .......................................     $  (2,189)      $  (2,493)
                                                                       =========       =========

     The accrued pension expense of $2,189,000 at December 31, 1998 consists of $2,362,000 accrued pension expense for the U.S. Plan and $173,000 prepaid pension asset for the Canadian Plan. The accrued pension expense of $2,493,000 at December 31, 1999 consists of $2,806,000 accrued pension expense for the U.S. Plan and $313,000 prepaid pension asset for the Canadian Plan.


     The projected benefit obligations for these plans were determined using discount rates of 7.0 percent as of December 31, 1998 and 7.5 percent as of December 31, 1999 in the United States and 7.0 percent as of December 31, 1998 and 1999 in Canada. The assumed long-term rate of return on United States plan assets for 1998 and 1999 was 8.0 percent and for Canadian plan assets was 8.75 percent for 1998 and 8.0 percent for 1999. The weighted average rate of increase used for future compensation levels was 5.0 percent for 1997, 1998 and 1999 in the United States and 6.5 percent for 1997 and 1998 and 5.0 percent for 1999 in Canada. The Group's net pension cost for its defined benefit pension plans includes the following components:

                       GRAHAM PACKAGING HOLDINGS COMPANY
                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1999


                                                            YEAR ENDED DECEMBER 31,
                                                    ---------------------------------------
                                                        1997          1998          1999
                                                    -----------   -----------   -----------
                                                                (IN THOUSANDS)
   Service cost .................................    $  1,415      $  1,738      $  2,033
   Interest cost ................................       1,176         1,356         1,640
   Net investment return on plan assets .........      (1,082)       (2,167)       (2,839)
   Net amortization and deferral ................         121         1,032         1,366
                                                     --------      --------      --------
   Net periodic pension costs ...................    $  1,630      $  1,959      $  2,200
                                                     ========      ========      ========

     The Group sponsors a defined contribution plan under Internal Revenue Code
Section 401(k) which covers all hourly and salaried employees other than employees represented by a collective bargaining unit. The Group also sponsored other defined contribution plans under collective bargaining agreements. The Group's contributions are determined as a specified percentage of employee contributions, subject to certain maximum limitations. The Group's costs for these plans for 1997, 1998, and 1999 were $742,000, $804,000 and $875,000, respectively.


12. PARTNERS' CAPITAL/OWNERS' EQUITY

     Owners' equity included the partners' capital and shareholders' equity of the various entities and operations included in the financial statements, as described in Note 1. Prior to the Recapitalization, as described in Note 2, owners' equity included the partners' capital and shareholders' equity of those entities and operations included in the combined financial statements. Effective January 1, 1994, pursuant to an ownership structure reorganization of Holdings and several affiliated entities, Holdings obtained 60% of the outstanding voting interests of members of the Group operating in France, Italy, and the United Kingdom. The remaining 40% of the outstanding voting interests was obtained directly by owners of Holdings. Also, Holdings obtained 99% of the voting interest in Graham Recycling Company, L.P. During 1995, the members operating in France and Italy issued 100% of their nonvoting preferred interests to Holdings.

     At December 31, 1997, Holdings owned 100% of the outstanding stock of Graham Packaging Canada, Ltd., a Canadian corporation, 15.8% of the outstanding stock of Graham Packaging do Brasil Industria e Comercio S.A. and a 99% limited partnership interest in Graham Packaging Company. The remaining 1% interest in Graham Recycling Company, L.P. and Graham Packaging Company were owned directly by owners of Holdings. In addition, 64.2% of Graham Packaging do Brasil Industria e Comercio S.A. was owned directly by owners of Holdings and the remaining 20% was owned by an unrelated entity. As noted in Note 3, in February 1998, the Group acquired the remaining 20% interest in Graham Packaging do Brasil Industria e Comercio S.A.

     At December 31, 1997, Holdings held notes receivable from limited partners of $20,240,000, bearing interest at 5.07% for partnership interests in it. The notes were classified as a reduction of owners' equity in the balance sheets. As a result of the Recapitalization (see note 2), this obligation was repaid by the limited partners in 1998.

     At December 31, 1998, Holdings owned a 99% direct limited partnership interest in Graham Packaging Company. The remaining 1% interest in Graham Packaging Company is owned as a general partnership interest by GPC Opco GP LLC, which is 100% owned by Holdings. Graham Packaging Company in turn owns a 99% interest and, through its 100% owned subsidiary GP Sub GP, LLC, a 1% general partnership interest in the various entities and operations included in the financial statements, as described in Note 1, except for Graham Packaging Canada, Ltd., GPC Capital Corp. I, Graham Plastpak Plastik Ambalaj A.S., where Graham Packaging Company owns 100% of the capital stock of

                       GRAHAM PACKAGING HOLDINGS COMPANY
                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1999

these subsidiaries. In addition, Holdings owns 100% of the capital stock of GPC Capital Corp. II. As a result of the Recapitalization, any interests in these entities formerly held by owners of Holdings were contributed to Holdings, which in turn contributed these interests to Graham Packaging Company.

     At December 31, 1999, Holdings owned a 99% direct limited partnership interest in Graham Packaging Company. The remaining 1% interest in Graham Packaging Company is owned as a general partnership interest by GPC Opco GP LLC, which is 100% owned by Holdings. Graham Packaging Company in turn owns a 99% interest and, through its 100% owned subsidiary GP Sub GP, LLC, a 1% general partnership interest in the various entities and operations included in the financial statements, as described in Note 1, except for Graham Packaging Argentina S.A., Graham Packaging Canada, Ltd., GPC Capital Corp. I, and Graham Plastpak Plastik Ambalaj A.S., where Graham Packaging Company owns 100% of the capital stock of these subsidiaries and PlasPET Florida, Ltd. where Graham Packaging Company owns a 51% general partnership interest. In addition, Holdings owns 100% of the capital stock of GPC Capital Corp. II.


13. MANAGEMENT OPTION PLAN

     Pursuant to the Recapitalization Agreement, the Group has adopted the Graham Packaging Holdings Company Management Option Plan (the "Option Plan").

     The Option Plan provides for the grant to certain management employees of Holdings and its subsidiaries of options ("Options") to purchase limited partnership interests in Holdings equal to 0.01% of Holdings (prior to any dilution resulting from any interests granted pursuant to the Option Plan), each 0.01% interest being referred to as a "Unit." The aggregate number of Units with respect to which Options may be granted under the Option Plan shall not exceed 500 Units, representing a total of up to 5% of the equity of Holdings.

     The exercise price per Unit shall be at or above the fair market value of the 0.01% interest on the date of the grant. The number and type of Units covered by outstanding Options and exercise prices may be adjusted to reflect certain events such as recapitalizations, mergers or reorganizations of or by Holdings. The Option Plan is intended to advance the best interests of the Group by allowing such employees to acquire an ownership interest in the Group, thereby motivating them to contribute to the success of the Group and to remain in the employ of the Group.

     A committee has been appointed to administer the Option Plan, including, without limitation, the determination of the employees to whom grants will be made, the number of Units subject to each grant, and the various terms of such grants. As of December 31, 1998, 399.1 Unit Options were granted at an exercise price of $25,789 per unit. No options were vested, forfeited, canceled or exercised as of December 31, 1998. During 1999, 22.8 Unit Options were forfeited and 123.7 were granted. As of December 31, 1999, 500 Unit Options were granted at an exercise price of $25,789 per unit and 131.7 of the 500 were vested.

     The Group applies APB 25 in accounting for the Option Plan. The exercise price of the Unit equals the fair market value of the 0.01% interest on the date of the grant and, accordingly no compensation cost has been recognized under the provisions of APB 25 for Units granted. Under SFAS 123, compensation cost is measured at the grant date based on the value of the award and is recognized over the service (or vesting) period. Had compensation cost for the option plan been determined under SFAS 123, based on the fair market value at the grant dates, the Group's pro forma net income (loss) for 1998 and 1999 would have been reflected as follows (in thousands):




                                 1998          1999
                            -------------   ---------
   As reported ..........     $ (28,031)     $1,255
   Pro forma ............       (28,452)        727

                       GRAHAM PACKAGING HOLDINGS COMPANY
                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1999

     The fair value of each option Unit is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for Units granted in 1998: pay out yield 0%, expected volatility of 0%, risk free interest rate of 5.558%, and expected life of 4.6 years; and for Units granted in 1999: pay out yield 0%, expected volatility of 0%, risk free interest rate of 4.57%, and expected life of 3.6 years.


14. SPECIAL CHARGES AND UNUSUAL ITEMS


     The special charges and unusual items were as follows:




                                                  YEAR ENDED DECEMBER 31,
                                             ---------------------------------
                                                1997        1998        1999
                                             ---------   ---------   ---------
                                                      (IN THOUSANDS)
   Restructuring of facilities ...........    $ 1,222     $ 1,960     $  552
   Systems conversion ....................        515         963      1,304
   Litigation ............................     22,624         285         --
   Recapitalization compensation .........         --      20,609      2,669
   Aborted acquisition costs .............         --         427         28
                                              -------     -------     ------
                                              $24,361     $24,244     $4,553
                                              =======     =======     ======

     In 1997, the Group incurred $746,000 related to the restructuring of the facilities in France and $476,000 in restructuring costs at its corporate offices. In 1998, the Group incurred restructuring charges of $1,960,000 related to the decision to close a plant in Whiting, Indiana and to restructure a plant in Blyes, France. Included in the $1,960,000 is $1,200,000 related to the legal liability of severing 51 employees at the Blyes plant in France and $350,000 related to the severing of 26 employees at the Whiting, Indiana plant. In 1999, the Group incurred an additional $552,000 related to the plant closure in Whiting, Indiana and the facility restructuring in Blyes, France. The amount of the charges paid as of December 31, 1999 related to the restructuring of the facility in Blyes, France that began in 1998 was $1,480,000. The remaining accrual for this restructuring as of December 31, 1999 is $385,000.


     The systems conversion expenses relate to costs incurred by the Group as part of a multi-year project to ensure that its information systems and related hardware would be year 2000 compliant. The Group engaged outside consultants beginning in 1997 to assist with the evaluation and assessment of its information systems requirements and the selection and implementation of enterprise resource planning software.


     Recapitalization expenses included in special charges and unusual items relate to compensation and to write-off of unamortized licensing fees. Additionally, Recapitalization expenses relate to stay bonuses and the granting of certain ownership interests to Management pursuant to the terms of the Recapitalization (see Note 2), which are being recognized over a period of up to three years.


     The litigation costs in 1997 are primarily costs incurred and accrued by the Group for legal fees in connection with the claims against the Group for alleged patent infringements and the counterclaims brought by the Group alleging violations of federal antitrust law by the plaintiffs and amounts expected to be paid in settlement of the claims in the JCI-Schmalbach-Lubeca matter. See Note 18 to the Financial Statements.

                       GRAHAM PACKAGING HOLDINGS COMPANY
                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1999

15. OTHER (INCOME) EXPENSE


     Other (income) expense consisted of the following:




                                                                YEAR ENDED DECEMBER 31,
                                                           ----------------------------------
                                                              1997        1998        1999
                                                           ---------   ---------   ----------
                                                                     (IN THOUSANDS)
   Foreign exchange (gain) loss ........................    $  955      $  196       $ (333)
   Equity income in earnings of joint ventures .........      (200)       (274)        (231)
   Other ...............................................        --         (44)        (165)
                                                            ------      ------       ------
                                                            $  755      $ (122)      $ (729)
                                                            ======      ======       ======

16. INCOME TAXES


     Certain legal entities in the Group do not pay income taxes because their income is taxed to the owners. For those entities, the reported amount of their assets net of the reported amount of their liabilities are exceeded by the related tax bases of their assets net of liabilities by $482.6 million at December 31, 1998 and $426.4 million at December 31, 1999.


     Income of certain legal entities related principally to the foreign operations of the Group is taxable to the legal entities. The following table sets forth the deferred tax assets and liabilities that result from temporary differences between the reported amounts and the tax bases of the assets and liabilities of such entities:




                                                                              DECEMBER 31,
                                                                       ---------------------------
                                                                           1998           1999
                                                                       ------------   ------------
                                                                             (IN THOUSANDS)
   Deferred tax assets:
    Net operating loss carryforwards ...............................    $  24,654      $  24,672
    Fixed assets, principally due to differences in depreciation and
      assigned values ..............................................        2,063          1,165
    Accrued retirement indemnities .................................        1,614          1,184
    Inventories ....................................................          582            670
    Accruals and reserves ..........................................        1,149            223
    Capital leases .................................................          829            638
    Other items ....................................................           24             80
                                                                        ---------      ---------
   Gross deferred tax assets .......................................       30,915         28,632
   Valuation allowance .............................................      (13,903)       (14,545)
                                                                        ---------      ---------
   Net deferred tax assets .........................................       17,012         14,087

   Deferred tax liabilities:
    Fixed assets, principally due to differences in depreciation and
      assigned values ..............................................       10,778         11,966
    Goodwill .......................................................        4,462          2,807
    Other items ....................................................           41             57
                                                                        ---------      ---------

   Gross deferred tax liabilities ..................................       15,281         14,830
                                                                        ---------      ---------
   Net deferred tax (assets) liabilities ...........................    $  (1,731)     $     743
                                                                        =========      =========

                       GRAHAM PACKAGING HOLDINGS COMPANY
                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1999

     Deferred tax assets of $2.1 million in 1998 and $1.2 million in 1999 are included in other assets. Deferred tax liabilities of $0.3 million in 1998 and $1.9 million in 1999 are included in accrued expenses.

     The valuation allowance reduces the Group's deferred tax assets to an amount that Management believes is more likely than not to be realized.

     The 1999 provision for income taxes is comprised of $0.5 million of current provision and $2.0 million of deferred. The amounts relate entirely to the Group's foreign legal entities.

     The difference between the 1998 and 1999 actual income tax provision and an amount computed by applying the U.S. federal statutory rate to earnings before income taxes is attributable to the following:




                                                                       YEAR ENDED DECEMBER 31,
                                                                      --------------------------
                                                                          1998           1999
                                                                      ------------   -----------
                                                                            (IN THOUSANDS)
   Taxes at U.S. federal statutory rate ...........................     $ (9,504)     $  1,323
   Partnership income not subject to federal income taxes .........        7,531        (1,178)
   Foreign loss without current tax benefit .......................        2,617         2,050
   Other ..........................................................          448           331
                                                                        --------      --------
                                                                        $  1,092      $  2,526
                                                                        ========      ========

     At December 31, 1999, the Group's various taxable entities had net operating loss carryforwards for purposes of reducing future taxable income by approximately $24.7 million, for which no benefit has been recognized. Of this amount, $4.7 million related to carryforwards that will expire, if unused, at various dates ranging from 2000 to 2004 and the remaining carryforwards have no expiration date.

     At December 31, 1999, the unremitted earnings of non-U.S. subsidiaries totaling $11.1 million were deemed to be permanently invested. No deferred tax liability has been recognized with regard to the remittance of such earnings. If such earnings were remitted to the United States, approximately $325,000 of withholding taxes would apply.


17. COMMITMENTS

     In connection with plant expansion and improvement programs, the Group had commitments for capital expenditures of approximately $34.5 million at December 31, 1999.


18. CONTINGENCIES AND LEGAL PROCEEDINGS

     The Group is party to various litigation matters arising in the ordinary course of business. The ultimate legal and financial liability of the Group with respect to litigation cannot be estimated with certainty, but Management believes, based on its examination of such matters, experience to date and discussions with counsel, that such ultimate liability will not be material to the business, financial condition or results of operations of the Group.

     Holdings was sued in May, 1995, for alleged patent infringement, trade secret misappropriation and other related state law claims by Hoover Universal, Inc., a subsidiary of Johnson Controls, Inc. ("JCI"), in the U.S. District Court for the Central District of California (the "JCI Litigation"). JCI alleged that Holdings was misappropriating or threatened to misappropriate trade secrets allegedly owned by JCI relating to the manufacture of hot-fill PET plastic containers through the hiring of JCI employees and alleged that Holdings infringed two patents owned by JCI by manufacturing hot-fill

                       GRAHAM PACKAGING HOLDINGS COMPANY
                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1999

PET plastic containers for several of its largest customers using a certain "pinch grip" structural design. In December 1995, JCI filed a second lawsuit alleging infringement of two additional patents, which relate to a ring and base structure for hot-fill PET plastic containers. The two suits were consolidated for all purposes. Holdings has answered the complaints, denying infringement and misappropriation in all respects and asserting various defenses, including invalidity and unenforceability of the patents at issue based upon inequitable conduct on the part of JCI in prosecuting the relevant patent applications before the U.S. Patent Office and anticompetitive patent misuse by JCI.


     Holdings has also asserted counterclaims against JCI alleging violations of federal antitrust law, based upon certain agreements regarding market division allegedly entered into by JCI with another competitor and other alleged conduct engaged in by JCI allegedly intended to raise prices and limit competition in the market for hot-fill PET plastic containers. In March 1997, JCI's plastic container business was acquired by Schmalbach-Lubeca Plastic Containers USA Inc. ("Schmalbach-Lubeca"). Schmalbach-Lubeca and certain affiliates were joined as successors to JCI and as counter-claim defendants.


     On March 10, 1998, the U.S. District Court in California entered summary judgment in favor of JCI and against the Group regarding infringement of two patents, but did not resolve certain issues related to the patents including certain of the Group's defenses. On March 6, 1998, the Group also filed suit against Schmalbach-Lubeca in Federal Court in Delaware for infringement of the Group's patent concerning pinch grip bottle design. On April 24, 1998, the parties to the litigation reached an understanding on the terms of a settlement of all claims in all of the litigation with JCI and Schmalbach-Lubeca, subject to agreement upon and execution of a formal settlement agreement. Management believed that the amounts that would ultimately be paid in settlement, as well as estimated litigation expenses and professional fees, would not differ materially from the amounts accrued in Special Charges and Unusual Items in respect thereof for the year ended December 31, 1997. See Note 14 to the Financial Statements.


     In June 1998, the Group finalized the settlement of the JCI-Schmalbach-Lubeca litigation. The amounts paid in settlement as well as estimated litigation expenses and professional fees did not differ materially from the amounts accrued in special charges and unusual items in respect thereof in 1997. See Note 14 to the Financial Statements.


19. SEGMENT INFORMATION


     The Group has adopted SFAS No. 131, "Disclosures about Segments of a Business Enterprise and Related Information". The Group is organized and managed on a geographical basis in three operating segments: North America, which includes the United States and Canada, Europe and Latin America. The accounting policies of the segments are consistent with those described in
Note 1.

                       GRAHAM PACKAGING HOLDINGS COMPANY
                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1999


                                                  NORTH                        LATIN
                                       YEAR      AMERICA        EUROPE        AMERICA      ELIMINATIONS       TOTAL
                                      ------   -----------   ------------   -----------   --------------   -----------
Net sales                             1997      $439,977       $ 67,408       $14,322                       $521,707
                                      1998       465,317        100,835        21,979                        588,131
                                      1999       554,967        136,748        24,369                        716,084
Special charges and unusual items     1997      $ 23,615       $    746       $    --                       $ 24,361
                                      1998        22,245          1,572           427                         24,244
                                      1999         3,750            848           (45)                         4,553
Operating income (loss)               1997      $ 34,693       $ (8,841)      $  (389)                      $ 25,463
                                      1998        59,922         (7,010)          479                         53,391
                                      1999        92,962         (4,250)        1,372                         90,084
Depreciation and amortization         1997      $ 33,065       $  6,436       $ 1,858                       $ 41,359
                                      1998        31,384          9,405         2,315                         43,104
                                      1999        44,023         11,294         2,679                         57,996
Interest expense (income), net        1997      $ 11,191       $  1,517       $   722                       $ 13,430
                                      1998        68,331           (496)          173                         68,008
                                      1999        88,142           (629)          (39)                        87,474
Income tax expense (benefit)          1997      $     --       $     28       $   572                       $    600
                                      1998            --            311           781                          1,092
                                      1999           521            859         1,146                          2,526
Identifiable assets                   1997      $321,729       $ 80,896       $36,555       $  (51,720)     $387,460
                                      1998       569,521        172,553        38,783         (184,110)      596,747
                                      1999       724,985        169,028        43,545         (196,309)      741,249
Capital expenditures                  1997      $ 33,471       $ 11,018       $ 8,684                       $ 53,173
                                      1998       114,048         13,243         6,621                        133,912
                                      1999       137,825         31,381         1,766                        170,972
Extraordinary loss from early
 extinguishment of debt               1997      $     --       $     --       $    --                       $     --
                                      1998           675             --            --                            675
                                      1999            --             --            --                             --

 Product Net Sales Information


     The following is supplemental information on net sales by product category (in millions):




                                                   HOUSEHOLD
                                      FOOD &       & PERSONAL
                     AUTOMOTIVE      BEVERAGE         CARE          TOTAL
                    ------------   ------------   -----------   ------------
   1997 .........    $   196.4      $   150.6      $   174.7     $   521.7
   1998 .........        188.7          221.1          178.3         588.1
   1999 .........        207.7          323.1          185.3         716.1

                       GRAHAM PACKAGING HOLDINGS COMPANY
                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1999

20. SUBSEQUENT EVENTS (UNAUDITED)


     The company currently is pursuing an initial public offering, which is expected to be completed during the second half of 2000. In connection with this contemplated public offering, the Company will effect a reorganization in which our wholly owned subsidiary, GPC Capital Corp. II, will:


  o exchange 32,666,667 shares of its newly issued common stock for all of the general and limited partnership interests of Holdings,


  o exchange options to purchase a maximum of 1,633,333 shares of its common stock for all of the options of Holdings, and on the same economic terms and conditions as the Holdings options,


  o   change its name to Graham Packaging Company Inc.


     As a result of these transactions, Graham Packaging Company Inc. will be the parent company of the Graham Packaging Group.


     All share and per share amounts give effect to these transactions assuming an exchange ratio of 3,266.67 shares of Graham Packaging Company Inc. common stock for each partnership unit of Holdings.


     As a result of the reorganization, the Company will recognize a net deferred tax asset for the difference between the financial reporting and tax bases of the Company's assets and liabilities. This difference will be accounted for by recording a deferred tax asset of approximately $213.9 million, primarily resulting from the 1998 Recapitalization, with a corresponding credit to additional paid in capital and a deferred tax liability of approximately $11.9 million with a corresponding one-time charge to earnings.


     Also, as a result of the reorganization, the Group's taxable income will be subject to federal and state income taxes. The objective of the pro forma financial information is to show what the significant effects on the historical results of operations might have been had the Group been subject to federal and state income taxes at the effective tax rates that would have applied for all periods. The pro forma effect of the reorganization on income tax provision and net income for the year ended December 31, 1999 (in thousands) is as follows.



            Pro forma income tax provision .........    $3,977
            Pro forma net income (loss) ............      (196)

21. EARNINGS (LOSS) PER SHARE (UNAUDITED)


     The partnership is in the process of completing a reorganization and an initial public offering. The anticipated exchange of common stock for general and limited partnership units is included at an assumed exchange ratio of 3,266.67 shares per partnership unit. Each partnership unit is defined as 0.01% of Holdings.


     Upon completion of the reorganization, 32,666,667 shares of common stock will be outstanding; a maximum of 1,633,333 shares of common stock will be subject to options; and no shares of preferred stock will be outstanding.

                       GRAHAM PACKAGING HOLDINGS COMPANY
                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1999

     Earnings Per Share is calculated in accordance with FASB Statement No. 128 and requires two presentations of earnings per share -- "basic" and "diluted." Basic earnings per share is computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. Shares issuable pursuant to option awards which were deemed common stock equivalents were excluded from the computation of diluted earnings per share because their effect is antidilutive. The following table sets forth the computation of pro forma basic and diluted earnings (loss) per share for the year ended December 31, 1999 (in thousands, except per share data):



   Numerator
   Numerator for pro forma basic and diluted earnings (loss) per share ...    $  (196)

   Denominator
   Pro forma denominator for basic earnings (loss) per share .............     32,667
   Potential dilutive stock options ......................................         --
                                                                              -------
   Pro forma denominator for diluted earnings (loss) per share ...........     32,667
                                                                              =======
   Pro forma earnings (loss) per share:
    Basic ................................................................    $ (0.01)
    Diluted ..............................................................      (0.01)

                       GRAHAM PACKAGING HOLDINGS COMPANY
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)
                                (IN THOUSANDS)




                                                                  DECEMBER 31,       APRIL 2,
                                                                      1999             2000
                                                                 --------------   -------------
                         ASSETS
Current assets:
 Cash and cash equivalents ...................................     $    5,983      $    5,244
 Accounts receivable, net ....................................        108,766         127,318
 Inventories .................................................         52,847          55,422
 Prepaid expenses and other current assets ...................         17,138          17,459
                                                                   ----------      ----------
Total current assets .........................................        184,734         205,443
Property, plant and equipment, net ...........................        496,746         516,254
Other assets .................................................         59,769          58,691
                                                                   ----------      ----------
Total assets .................................................     $  741,249      $  780,388
                                                                   ==========      ==========
        LIABILITIES AND PARTNERS' CAPITAL (DEFICIT)
Current liabilities:
 Accounts payable and accrued expenses .......................     $  168,175      $  171,977
 Current portion of long-term debt ...........................         24,370          27,545
                                                                   ----------      ----------
Total current liabilities ....................................        192,545         199,522
Long-term debt ...............................................        992,730       1,032,425
Other non-current liabilities ................................         13,327          13,279
Minority interest ............................................            618             340
Commitments and contingent liabilities (see Note 10) .........             --              --
Partners' capital (deficit):
 Partners' capital (deficit) .................................       (439,123)       (442,133)
 Accumulated other comprehensive income ......................        (18,848)        (23,045)
                                                                   ----------      ----------
Total partners' capital (deficit) ............................       (457,971)       (465,178)
                                                                   ----------      ----------
Total liabilities and partners' capital (deficit) ............     $  741,249      $  780,388
                                                                   ==========      ==========

                            See accompanying notes.

                       GRAHAM PACKAGING HOLDINGS COMPANY
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                                (IN THOUSANDS)




                                                                QUARTER ENDED
                                                          -------------------------
                                                           MARCH 28,      APRIL 2,
                                                              1999          2000
                                                          -----------   -----------
Net sales .............................................    $159,085      $204,988
Cost of goods sold ....................................     131,205       170,046
                                                           --------      --------
                                                             27,880        34,942
Selling, general, and administrative expenses .........      10,445        13,418
Special charges and unusual items .....................       1,217           420
                                                           --------      --------
Operating income ......................................      16,218        21,104
Interest expense, net .................................      19,446        24,435
Other expense (income) ................................         (62)           63
Minority interest .....................................          --          (278)
                                                           --------      --------
Loss before income taxes ..............................      (3,166)       (3,116)
Income tax provision ..................................         238           148
                                                           --------      --------
Net loss ..............................................    $ (3,404)     $ (3,264)
                                                           ========      ========


















                            See accompanying notes.

                       GRAHAM PACKAGING HOLDINGS COMPANY
       CONDENSED CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL (DEFICIT)
                                  (UNAUDITED)
                                 (IN THOUSANDS)




                                                                  ACCUMULATED
                                                  PARTNERS'          OTHER
                                                   CAPITAL       COMPREHENSIVE
                                                  (DEFICIT)         INCOME            TOTAL
                                               --------------   --------------   --------------
                                                                (IN THOUSANDS)
Balance at January 1, 1999 .................     $ (442,271)      $   3,477        $ (438,794)
 Net income for the year ...................          1,255              --             1,255
 Cumulative translation adjustment .........             --         (22,325)          (22,325)
                                                                                   ----------
 Comprehensive income ......................                                          (21,070)
                                                                                   ----------
 Recapitalization ..........................          1,893              --             1,893
                                                 ----------       ---------        ----------
Balance at December 31, 1999 ...............       (439,123)        (18,848)         (457,971)
 Net loss for the period ...................         (3,264)             --            (3,264)
 Cumulative translation adjustment .........             --          (4,197)           (4,197)
                                                                                   ----------
 Comprehensive income ......................                                           (7,461)
                                                                                   ----------
 Recapitalization ..........................            254              --               254
                                                 ----------       ---------        ----------
Balance at April 2, 2000 ...................     $ (442,133)      $ (23,045)       $ (465,178)
                                                 ==========       =========        ==========




















                            See accompanying notes.

                       GRAHAM PACKAGING HOLDINGS COMPANY
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)




                                                                                        QUARTER ENDED
                                                                               -------------------------------
                                                                                  MARCH 28,        APRIL 2,
                                                                                    1999             2000
                                                                               --------------   --------------
Operating activities:
 Net loss ..................................................................     $ (3,404)        $ (3,264)
 Adjustments to reconcile net loss to net cash used by operating activities:
   Depreciation and amortization ...........................................       11,792           15,206
   Amortization of debt issuance fees ......................................        1,010            1,112
   Accretion of Senior Discount Notes ......................................        2,896            3,262
   Minority interest .......................................................           --             (278)
   Equity in earnings of joint venture .....................................          (75)              (5)
   Foreign currency transaction loss .......................................           22               97
   Other non-cash recapitalization expense .................................          594              254
   Changes in operating assets and liabilities:
    Accounts receivable ....................................................      (15,773)         (20,316)
    Inventories ............................................................        1,409           (3,108)
    Prepaid expenses and other current assets ..............................        2,510             (458)
    Other non-current assets and liabilities ...............................           --              162
    Accounts payable and accrued expenses ..................................       (8,150)           5,835
                                                                                 --------         ----------
   Net cash used by operating activities ...................................       (7,169)          (1,501)
Investing activities:
 Net purchases of property, plant and equipment ............................      (33,825)         (37,971)
 Other .....................................................................          122              (48)
                                                                                 --------         ----------
Net cash used in investing activities ......................................      (33,703)         (38,019)
Financing activities:
 Net proceeds from issuance of long-term debt ..............................       40,555           39,928
 Debt issuance fees ........................................................           (3)          (1,050)
                                                                                 -----------      ----------
Net cash provided by financing activities ..................................       40,552           38,878
Effect of exchange rate changes ............................................         (883)             (97)
                                                                                 ----------       ----------
Decrease in cash and cash equivalents ......................................       (1,203)            (739)
Cash and cash equivalents at beginning of period ...........................        7,476            5,983
                                                                                 ----------       ----------
Cash and cash equivalents at end of period .................................     $  6,273         $  5,244
                                                                                 ==========       ==========

                            See accompanying notes.

                       GRAHAM PACKAGING HOLDINGS COMPANY
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                                 APRIL 2, 2000


1. BASIS OF PRESENTATION

     The accompanying unaudited condensed financial statements of Graham Packaging Holdings Company have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X and therefore do not include all of the information and footnotes required by generally accepted accounting principles for complete annual financial statements. In the opinion of management, all adjustments (consisting only of usual recurring adjustments considered necessary for a fair presentation) are reflected in the condensed financial statements. The condensed consolidated balance sheet as of December 31, 1999 is derived from audited financial statements. The condensed financial statements and notes thereto should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 1999. The results of operations for the quarter ended April 2, 2000 are not necessarily indicative of the results to be expected for the full year ending December 31, 2000.

     The financial statements include the operations of Graham Packaging Holdings Company, a Pennsylvania limited partnership; Graham Packaging Company, L.P., a Delaware limited partnership (the "Operating Company"); Graham Packaging Italy, S.r.L.; Graham Packaging France Partners; Graham Packaging Poland, L.P.; Graham Packaging do Brasil Industria e Comercio S.A.; Graham Packaging Canada Limited; Graham Recycling Company, L.P.; subsidiaries thereof; and land and buildings that were used in the operations, owned by the control group of owners and contributed to the Graham Packaging Group (as defined). Prior to February 2, 1998, these operations of the Graham Packaging Group were under common control by virtue of ownership by the Donald C. Graham family. In addition, the consolidated financial statements of the Group include GPC Capital Corp. I, a wholly owned subsidiary of Graham Packaging Company and GPC Capital Corp. II, a wholly owned subsidiary of Holdings. The purpose of GPC Capital Corp. I is solely to act as co-obligor with Graham Packaging Company under the Senior Subordinated Notes (as herein defined) and as co-borrower with Graham Packaging Company under the New Credit Agreement (as herein defined), and the purpose of GPC Capital Corp. II is solely to act as co-obligor with Holdings under the Senior Discount Notes and as co-guarantor with Holdings of the New Credit Agreement. GPC Capital Corp. I and GPC Capital Corp. II have only nominal assets and do not conduct any independent operations. Furthermore, since July 27, 1998 the consolidated financial statements of the Group include the operations of Graham Emballages Plastiques S.A.; Graham Packaging U.K. Ltd.; Graham Plastpak Plastik Ambalaj A.S.; and Graham Packaging Deutschland GmbH as a result of the acquisition of selected plants of Crown Cork & Seal. Since July 1, 1999 the consolidated financial statements of the Group include the operations of Graham Packaging Argentina S.A. as a result of the acquisition of companies in Argentina. Since July 6, 1999 the consolidated financial statements of the Group include the operations of PlasPET Florida, Ltd. as a result of an investment made in a limited partnership. (Refer to Note 8 for a discussion of each of these investments). These entities and assets are referred to collectively as Graham Packaging Group (the "Group"). With respect to the periods subsequent to the Recapitalization that occurred on February 2, 1998 (see note 2), the financial statements and references to the "Group" relate to Holdings and its subsidiaries on a consolidated basis. All amounts in the financial statements are those reported in the historic financial statements of the individual operations. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.


     Since the Recapitalization, Holdings has had no assets, liabilities or operations other than its direct and indirect investments in Graham Packaging Company, its ownership of GPC Capital Corp. II and the Senior Discount Notes and related unamortized issuance costs. Holdings has fully and unconditionally guaranteed the Senior Subordinated Notes of Graham Packaging Company and GPC Capital Corp. I on a senior subordinated basis. Holdings is jointly and severally liable with GPC

                       GRAHAM PACKAGING HOLDINGS COMPANY
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)
                                 APRIL 2, 2000

Capital Corp. II with respect to all obligations on the Senior Discount Notes of Holdings and GPC Capital Corp. II. Condensed financial data for Graham Packaging Company is presented in Note 11. No separate financial statements are presented for GPC Capital Corp. I and GPC Capital Corp. II. As indicated above, GPC Capital Corp. I and GPC Capital Corp. II have no independent operations, and Management has determined that separate financial statements for GPC Capital Corp. I and GPC Capital Corp. II would not be material to investors.


2. RECAPITALIZATION

     Pursuant to an Agreement and Plan of Recapitalization, Redemption and Purchase, dated as of December 18, 1997 (the "Recapitalization Agreement"), (i) Holdings, (ii) the owners of the Group (the "Graham Partners") and (iii) BMP/Graham Holdings Corporation, a Delaware corporation formed by Blackstone Capital Partners III Merchant Banking Fund L.P. ("Investor LP"), and BCP/Graham Holdings L.L.C., a Delaware limited liability company and a wholly owned subsidiary of Investor LP ("Investor GP" and together with Investor LP, the "Equity Investors") agreed to a recapitalization of Holdings (the "Recapitalization"). Closing under the Recapitalization Agreement occurred on February 2, 1998.

     The principal components and consequences of the Recapitalization included the following:

  o   A change in the name of Holdings to Graham Packaging Holdings Company;

  o The contribution by Holdings of substantially all of its assets and liabilities to Graham Packaging Company, which was renamed "Graham Packaging Company, L.P.";

  o The contribution by certain Graham Partners to the Group of their ownership interests in certain partially-owned subsidiaries of Holdings and certain real estate used but not owned by Holdings and its subsidiaries;

  o The initial borrowing by Graham Packaging Company of $403.5 million (the "Bank Borrowings") in connection with the New Credit Agreement entered into by and among Graham Packaging Company, Holdings and a syndicate of lenders;

  o The issuance of $225 million of Senior Subordinated Notes by Graham Packaging Company and $100.6 million gross proceeds ($169 million aggregate principal amount at maturity) Senior Discount Notes by Holdings. A wholly owned subsidiary of each of Graham Packaging Company and Holdings serves as co-issuer with its parent for its respective issue of Notes;

  o The repayment by Graham Packaging Company of substantially all of the existing indebtedness and accrued interest of Holdings and its subsidiaries;

  o The distribution by Graham Packaging Company to Holdings of all of the remaining net proceeds of the Bank Borrowings and the Senior Subordinated Notes (other than amounts necessary to pay certain fees and expenses and payments to Management);

  o The redemption by Holdings of certain partnership interests in Holdings held by the Graham Partners for $429.6 million;

  o The purchase by the Equity Investors of certain partnership interests in Holdings held by the Graham Partners for $208.3 million;

  o The repayment by the Graham Partners of amounts owed to Holdings under the $20.2 million promissory notes;

  o The recognition of additional compensation expense under the Equity Appreciation Plan;

                       GRAHAM PACKAGING HOLDINGS COMPANY
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)
                                 APRIL 2, 2000

  o The payment of certain bonuses and other cash payments and the granting of certain equity awards to senior and middle level management;

  o   The execution of various other agreements among the parties; and

  o The payment of a $6.2 million tax distribution by Graham Packaging Company on November 2, 1998 to certain Graham Partners for tax periods prior to the Recapitalization.

     As a result of the consummation of the Recapitalization, Investor LP owns an 81% limited partnership interest in Holdings, and Investor GP owns a 4% general partnership interest in Holdings. Certain Graham Partners or affiliates thereof or other entities controlled by Donald C. Graham and his family, have retained a 1% general partnership interest and a 14% limited partnership interest in Holdings. Additionally, Holdings owns a 99% limited partnership interest in Graham Packaging Company, and GPC Opco GP L.L.C., a wholly owned subsidiary of Holdings, owns a 1% general partnership interest in Graham Packaging Company.

     As a result of the Recapitalization, the Group incurred charges of approximately $32 million related to the issuance of debt which will be recognized as interest expense over 6 to 11 years based upon the terms of the related debt instruments. In addition, Recapitalization expenses of approximately $25 million, which related to transaction fees, expenses, compensation, unamortized licensing fees and costs associated with the termination of the interest rate collar and swap agreements were incurred. Compensation expense totaling $10.7 million, of which $9.9 million had been expensed as of April 2, 2000, related to stay bonuses and the granting of certain ownership interests to management which will be recognized over a period up to three years from the date of the Recapitalization. See Note 9.


3. DEBT ARRANGEMENTS

     On February 2, 1998, as discussed in Note 2 to the Financial Statements, the Group refinanced the majority of its existing credit facilities in connection with the Recapitalization and entered into a new Credit Agreement (the "New Credit Agreement") with a consortium of banks. The New Credit Agreement was amended on August 13, 1998 to provide for an additional Term Loan Borrowing of an additional $175 million and on March 30, 2000 as described below (the "Amendments"). The New Credit Agreement and the Amendments consist of four term loans to Graham Packaging Company totaling $570 million and two revolving loan facilities to Graham Packaging Company totaling $255 million. The unused portion of the revolving loan facilities at April 2, 2000 was $119 million. The obligations of Graham Packaging Company under the New Credit Agreement and Amendments are guaranteed by Holdings and certain other subsidiaries of Holdings. The term loans are payable in quarterly installments through January 31, 2007, and require payments of $15.0 million in 2000, $20.0 million in 2001, $25.0 million in 2002, $27.5 million in 2003 and $93.0 million in 2004. The revolving loan facilities expire on January 31, 2004. Interest is payable at (a) the "Alternate Base Rate" (the higher of the Prime Rate or the Federal Funds Rate plus 0.50%) plus a margin ranging from 0% to 2.25%; or (b) the "Eurocurrency Rate" (the applicable interest rate offered to banks in the London interbank eurocurrency market) plus a margin ranging from 0.625% to 3.25%. A commitment fee ranging from 0.20% to 0.50% is due on the unused portion of the revolving loan commitment. As part of the Amendments to the New Credit Agreement, if certain events of default were to occur, or if the Group's Net Leverage Ratio were above 5.15:1.0 at September 30, 2000, Blackstone has agreed to make an equity contribution to the Group through the administrative agent of up to $50 million. The Group's Net Leverage Ratio being above 5.15:1.0 at September 30, 2000 is not an event of default under the New Credit Agreement and Amendments. The March 30, 2000 Amendment also allows a pro forma adjustment to the Net Leverage Ratio to include the receipt of net cash proceeds from any registered public offering occurring after September 30, 2000 but before

                       GRAHAM PACKAGING HOLDINGS COMPANY
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)
                                 APRIL 2, 2000

October 31, 2000 for purposes of determining whether Blackstone is required to make the above-mentioned equity contribution; changes the terms under which the Company can access $100 million of Growth Capital Revolving Loans from a dollar for dollar equity match to a capital call with various test dates based on certain leverage tests for quarters ending on or after June 30, 2001, which would provide for up to an additional $50 million equity contribution by Blackstone; allows the proceeds of the equity contribution (if required) to be applied to Revolving Credit Loans; and changes certain covenants, principally to increase the amount of permitted capital expenditures in 2000 and subsequent years. In addition, the New Credit Agreement and Amendments contain certain affirmative and negative covenants as to the operations and financial condition of the Group, as well as certain restrictions on the payment of dividends and other distributions to Holdings.

     Substantially all domestic tangible and intangible assets of the Group are pledged as collateral pursuant to the terms of the New Credit Agreement and Amendments.

     The Recapitalization also included the issuance of $225 million of Senior Subordinated Notes of Graham Packaging Company and $100.6 million gross proceeds of Senior Discount Notes ($169 million aggregate principal amount at maturity) of Holdings. The Senior Subordinated Notes are unconditionally guaranteed on a senior subordinated basis by Holdings and mature on January 15, 2008, with interest payable on $150 million at a fixed rate of 8.75% and with interest payable on $75 million at LIBOR plus 3.625%. The Senior Discount Notes mature on January 15, 2009, with cash interest payable semi-annually beginning January 15, 2003 at 10.75%. The effective interest rate to maturity on the Senior Discount Notes is 10.75%.

     At April 2, 2000 Graham Packaging Company had entered into three U.S. Dollar interest rate swap agreements that effectively fix the Eurocurrency Rate on $450 million of the term loans, on $200 million through April 9, 2002 at 5.8075%, on $100 million through April 9, 2003 at 5.77% and on $150 million through September 10, 2001 at 5.5075%.

     Under the New Credit Agreement and Amendments, Graham Packaging Company is subject to restrictions on the payment of dividends or other distributions to Holdings; provided that, subject to certain limitations, Graham Packaging Company may pay dividends or other distributions to Holdings (i) in respect of overhead, tax liabilities, legal, accounting and other professional fees and expenses, (ii) to fund purchases and redemptions of equity interests of Holdings or Investor LP held by their present or former officers or employees of Holdings, Graham Packaging Company or their Subsidiaries (as defined) or by any employee stock ownership plan upon such person's death, disability, retirement or termination of employment or other circumstances with certain annual dollar limitations and (iii) to finance starting on July 15, 2003, the payment of cash interest due semi-annually on the Senior Discount Notes.

     On September 8, 1998, Holdings and GPC Capital Corp. II consummated an exchange offer for all of their outstanding Senior Discount Notes Due 2009 which had been issued on February 2, 1998 (the "Senior Discount Old Notes") and issued in exchange therefor their Senior Discount Notes Due 2009, Series B (the "Senior Discount Exchange Notes"), and Graham Packaging Company and GPC Capital Corp. I consummated exchange offers for all of their outstanding Senior Subordinated Notes Due 2008 which had been issued on February 2, 1998 (the "Senior Subordinated Old Notes" and, together with the Senior Discount Old Notes, the "Old Notes") and issued in exchange therefor their Senior Subordinated Notes Due 2008, Series B (the "Senior Subordinated Exchange Notes" and, together with the Senior Discount Exchange Notes, the "Exchange Notes"). Each issue of Exchange Notes has the same terms as the corresponding issue of Old Notes, except that the Exchange Notes are registered under the Securities Act of 1933 and do not include the restrictions on transfer applicable to the Old Notes. The Senior Subordinated Old Notes were, and the Senior Subordinated Exchange Notes are, fully and unconditionally guaranteed by Holdings on a senior subordinated basis.

                       GRAHAM PACKAGING HOLDINGS COMPANY
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)
                                 APRIL 2, 2000

     Interest paid during the quarters ended March 28, 1999 and April 2, 2000, net of amounts capitalized, totaled $18.3 million and $24.0 million, respectively.


4. RELATED PARTY TRANSACTIONS

     Pursuant to the Recapitalization Agreement, the Graham Partners have agreed that neither they nor their affiliates will, subject to certain exceptions, for a period of five years from and after the Closing of the Recapitalization, engage in the manufacture, assembly, design, distribution or marketing for sale of rigid plastic containers for the packaging of consumer products less than ten liters in volume.

     Also pursuant to the Recapitalization Agreement, Holdings entered into an Equipment Sales, Service and Licensing Agreement and a Consulting Agreement with certain entities controlled by Donald C. Graham and members of his family and a Partners Registration Rights Agreement with partners of Holdings and certain other entities. Additionally, Holdings has entered into a Monitoring Agreement with Blackstone Management Partners III L.L.C. for advisory and consulting services.


5. INVENTORIES




                                           DECEMBER 31,   APRIL 2,
                                               1999         2000
Inventories consisted of the following:   -------------- ---------
                                               (IN THOUSANDS)
   Finished goods .......................     $32,551     $35,830
   Raw materials and parts ..............      20,296      19,592
                                              -------     -------
                                              $52,847     $55,422
                                              =======     =======

6. ACCOUNTS PAYABLE AND ACCRUED EXPENSES




                                                                 DECEMBER 31,    APRIL 2,
                                                                     1999          2000
Accounts payable and accrued expenses included the following:   -------------- -----------
                                                                      (IN THOUSANDS)
   Accounts payable ...........................................    $ 94,906     $107,467
   Accrued employee compensation and benefits .................      21,116       18,460
   Accrued interest ...........................................      21,432       17,497
   Other ......................................................      30,721       28,553
                                                                   --------     --------
                                                                   $168,175     $171,977
                                                                   ========     ========

7. INCOME TAXES

     The Group does not pay U.S. federal income taxes under the provisions of the Internal Revenue Code, as the applicable income or loss is included in the tax returns of the partners/owners. For the Group's foreign operations subject to tax in their local jurisdictions, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse. During 1999 and 2000, some of the Group's various taxable entities incurred additional net operating losses for which no carryforward benefit has been recognized.

                       GRAHAM PACKAGING HOLDINGS COMPANY
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)
                                 APRIL 2, 2000

8. ACQUISITIONS


 Purchase of Graham Packaging Argentina S.A.


     On July 1, 1999 the Company acquired selected companies located in Argentina for a total purchase price (including acquisition-related costs) of $8.5 million, net of liabilities assumed, subject to certain contingent consideration. The contingent consideration will be calculated utilizing a predetermined formula based on the entities' performance during a multi-year period ending December 31, 2000. If and when such contingency is satisfied, additional goodwill will be recorded. The acquisition was recorded under the purchase method of accounting and accordingly, the results of operations of the acquired operations are included in the financial statements of the Group beginning on July 1, 1999. The initial purchase price has been allocated to assets acquired and liabilities assumed based on fair values. Goodwill is being amortized over 20 years on the straight-line basis. The initial allocated fair value of assets acquired and liabilities assumed is summarized as follows (in thousands):



   Current assets ........................    $ 2,831
   Property, plant and equipment .........      4,840
   Goodwill ..............................      9,044
                                              -------
   Total .................................     16,715
   Less liabilities assumed ..............      8,244
                                              -------
   Net cost of acquisition ...............    $ 8,471
                                              =======

 Investment in Limited Partnership of PlasPET Florida, Ltd.


     On April 26, 1999 the Company acquired 51 % of the operating assets of PlasPET Florida, Ltd., while becoming the general partner on July 6, 1999, for a total purchase price (including acquisition-related costs) of $1.2 million, net of liabilities assumed. The investment was recorded under the equity method of accounting prior to July 6, 1999. The acquisition was recorded on July 6, 1999 under the purchase method of accounting and accordingly, the results of operations of the acquired operations are included in the financial statements of the Group beginning on July 6, 1999. The initial purchase price has been allocated to assets acquired and liabilities assumed based on fair values. Goodwill is being amortized over 20 years on the straight-line basis. The allocated fair value of assets acquired and liabilities assumed is summarized as follows (in thousands):



   Current assets ........................    $  443
   Property, plant and equipment .........     4,689
   Other asset ...........................       132
   Goodwill ..............................     2,841
                                              ------
   Total .................................     8,105
   Less liabilities assumed ..............     6,907
                                              ------
   Net cost of acquisition ...............    $1,198
                                              ======

                       GRAHAM PACKAGING HOLDINGS COMPANY
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)
                                 APRIL 2, 2000

     The following table sets forth unaudited pro forma results of operations, assuming that all of the above acquisitions had taken place on January 1, 1999.



                          QUARTER ENDED
                          MARCH 28, 1999
                         ---------------
                          (IN THOUSANDS)
   Net sales .........      $161,760
   Net loss ..........        (3,734)

     These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional depreciation expense as a result of a step-up in the basis of fixed assets and increased interest expense on acquisition debt. They do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect on January 1, 1999, or of future results of operations of the entities.


9. SPECIAL CHARGES AND UNUSUAL ITEMS

     The special charges and unusual items recorded in the quarters ended March 28, 1999 and April 2, 2000 were as follows:


                                                  QUARTER ENDED
                                             -----------------------
                                              MARCH 28,     APRIL 2,
                                                 1999         2000
                                             -----------   ---------
                                                 (IN THOUSANDS)
   Systems conversion ....................     $  253         $ --
   Recapitalization compensation .........      1,010          420
   Aborted acquisition costs .............        (46)          --
                                               ------         ----
                                               $1,217         $420
                                               ======         ====

     The systems conversion expenses relate to costs incurred by the Group as part of a multi-year project to ensure that its information systems and related hardware would be year 2000 compliant. The Group engaged outside consultants beginning in 1997 to assist with the evaluation and assessment of its information systems requirements and the selection and implementation of enterprise resource planning software.

     Recapitalization compensation expenses relate to stay bonuses and the granting of certain ownership interests to Management pursuant to the terms of the Recapitalization (see Note 2), which are being recognized over a period of up to three years.

     Beginning in 1998 the Group incurred restructuring charges at the Blyes plant in France, including the legal liability of severing 51 employees. No restructuring charges were incurred during either of the quarters ended March 28, 1999 or April 2, 2000. The amount of the restructuring charges paid and the amount of the remaining accrual as of April 2, 2000 was $1,664,000 and $201,000, respectively.


10. CONTINGENCIES

     The Group is party to various litigation matters arising in the ordinary course of business. The ultimate legal and financial liability of the Group with respect to litigation cannot be estimated with certainty, but Management believes, based on its examination of such matters, experience to date and discussions with counsel, that such ultimate liability will not be material to the business, financial condition or results of operations of the Group.

                       GRAHAM PACKAGING HOLDINGS COMPANY
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)
                                 APRIL 2, 2000

11. CONDENSED OPERATING COMPANY DATA


     Condensed financial data for Graham Packaging Company as of December 31, 1999 and April 2, 2000 was as follows:


                                            DECEMBER 31,       APRIL 2,
                                                1999             2000
                                           --------------   -------------
                                                   (IN THOUSANDS)
   Current assets ......................     $  191,711      $  212,434
   Noncurrent assets ...................        551,638         570,172
   Total assets ........................        743,349         782,606
   Current liabilities .................        192,545         199,522
   Noncurrent liabilities ..............        883,583         919,690
   Partners' capital (deficit) .........       (332,779)       (336,606)

     Condensed financial data for Graham Packaging Company for the quarters ended March 28, 1999 and April 2, 2000 was as follows:


                                       QUARTER ENDED
                                 -------------------------
                                  MARCH 28,      APRIL 2,
                                     1999          2000
                                 -----------   -----------
                                      (IN THOUSANDS)
   Sales .....................    $159,085      $204,988
   Gross profit ..............      27,880        34,942
   Net income/(loss) .........        (392)          116

     Full separate financial statements and other disclosures of Graham Packaging Company have not been presented. Management has determined that such financial information is not material to investors.


12. COMPREHENSIVE INCOME


     Comprehensive income (loss) for the quarters ended March 28, 1999 and April 2, 2000 was as follows:


                                                  QUARTER ENDED
                                           ----------------------------
                                             MARCH 28,       APRIL 2,
                                                1999           2000
                                           -------------   ------------
                                                  (IN THOUSANDS)
   Net loss ............................     $  (3,404)      $ (3,264)
   Foreign currency ....................       (16,683)        (4,197)
                                             ---------       --------
   Comprehensive income (loss) .........     $ (20,087)      $ (7,461)
                                             =========       ========

13. SEGMENT INFORMATION


     The Group has adopted SFAS No. 131, "Disclosures about Segments of a Business Enterprise and Related Information". The Group is organized and managed on a geographical basis in three operating segments: North America, which includes the United States and Canada, Europe and Latin America. Segment information for the quarters ended March 28, 1999 and April 2, 2000 was as follows (in thousands):

                       GRAHAM PACKAGING HOLDINGS COMPANY
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)
                                 APRIL 2, 2000


                                QUARTERS ENDED     NORTH AMERICA      EUROPE      LATIN AMERICA       TOTAL
                               ----------------   ---------------   ----------   ---------------   -----------
Net sales ..................   March 28, 1999        $119,828        $ 34,673        $4,584         $159,085
                                April 2, 2000         161,050          36,563         7,375          204,988
Net income (loss) ..........   March 28, 1999          (2,570)           (854)           20           (3,404)
                                April 2, 2000          (1,367)         (1,761)         (136)          (3,264)

14. NEW ACCOUNTING PRONOUNCEMENTS

     Effective January 1, 1999, the Group adopted Statement of Position ("SOP") 98-1, "Accounting for the Cost of Computer Software Developed For or Obtained For Internal Use". The adoption of this SOP had no significant impact on the Group's earnings or financial position.

     On January 1, 1999 the Group adopted SOP 98-5, "Reporting on the Cost of Start-Up Activities". The adoption of this SOP had no significant impact on the Group's earnings or financial position.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). This Standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.

     In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of Effective Date of FASB Statement No. 133". This Standard defers the effective date of SFAS No. 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. Management has not completed its review of SFAS No. 133 and has not determined the impact adoption will have on the Group's results of operations or financial position.


15. SUBSEQUENT EVENTS

     The company currently is pursuing an initial public offering, which is expected to be completed during the second half of 2000. In connection with this contemplated public offering, the Company will effect a reorganization in which our wholly owned subsidiary, GPC Capital Corp. II, will:

  o exchange 32,666,667 shares of its newly issued common stock for all of the general and limited partnership interests of Holdings,

  o exchange options to purchase a maximum of 1,633,333 shares of its common stock for all of the options of Holdings, and on the same economic terms and conditions as the Holdings options,

  o   change its name to Graham Packaging Company Inc.

     As a result of these transactions, Graham Packaging Company Inc. will be the parent company of the Graham Packaging Group.

     All share and per share amounts give effect to these transactions assuming an exchange ratio of 3,266.67 shares of Graham Packaging Company Inc. common stock for each partnership unit of Holdings.

     As a result of the reorganization, the Company will recognize a net deferred tax asset for the difference between the financial reporting and tax bases of the Company's assets and liabilities. This difference will be accounted for by recording a deferred tax asset of approximately $213.9 million,

                       GRAHAM PACKAGING HOLDINGS COMPANY
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)
                                 APRIL 2, 2000

primarily resulting from the 1998 Recapitalization, with a corresponding credit to additional paid in capital and a deferred tax liability of approximately $11.9 million with a corresponding one-time charge to earnings.

     As a result of the anticipated reorganization, the Group's taxable income will be subject to federal and state income taxes. The objective of the pro forma financial information is to show what the significant effects on the historical results of operations might have been had the Group been subject to federal and state income taxes at the effective tax rates that would have applied for all periods. The pro forma effect of the reorganization on income tax provision (benefit) and net income is as follows:


                                                                QUARTER ENDED
                                                       -------------------------------
                                                        MARCH 28, 1999   APRIL 2, 2000
                                                       ---------------- --------------
                                                               (IN THOUSANDS)
    Pro forma income tax provision (benefit) .........     $ (1,268)       $   (544)
    Pro form net income (loss) .......................       (1,898)         (2,562)

16. EARNINGS (LOSS) PER SHARE

     The partnership is in the process of completing a reorganization and an initial public offering. The anticipated exchange of common stock for general and limited partnership units is included at an assumed exchange ratio of 3,266.67 shares per partnership unit. Each partnership unit is defined as 0.01% of Holdings.

     Upon completion of the reorganization 32,666,667 shares of common stock will be outstanding; a maximum of 1,633,333 shares of common stock will be subject to options; and no shares of preferred stock will be outstanding.

     Earnings Per share is calculated in accordance with FASB Statement No. 128 and requires two presentations of earnings per share--"basic" and "diluted." Basic earnings per share is computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. Shares issuable pursuant to option awards which were deemed common stock equivalents were excluded from the computation of diluted earnings per share because their effect is antidilutive. The following table sets forth the computation of pro forma basic and diluted earnings (loss) per share.



                                                                                 QUARTER ENDED
                                                                        -------------------------------
                                                                         MARCH 28, 1999   APRIL 2, 2000
                                                                        ---------------- --------------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE
                                                                                     DATA)
Numerator
  Numerator for pro forma basic and diluted earnings (loss) per
   share ..............................................................     $ (1,898)       $ (2,562)

  Denominator
  Pro forma denominator for basic earnings (loss) per share ...........       32,667          32,667
  Potential dilutive stock options ....................................           --              --
                                                                            --------        --------
  Pro forma denominator for diluted earnings (loss) per share .........       32,667          32,667
  Pro forma earnings (loss) per share:
   Basic ..............................................................     $  (0.06)       $  (0.08)
   Diluted ............................................................        (0.06)          (0.08)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                       SHARES





                         GRAHAM PACKAGING COMPANY INC.


                                 COMMON STOCK



                                    [LOGO]



                               ----------------
                                  PROSPECTUS


                                      , 2000
                               ----------------
                        JOINT BOOK-RUNNING LEAD MANAGERS

DEUTSCHE BANC ALEX. BROWN                    SALOMON SMITH BARNEY


--------------------------------------------------------------------------------
GOLDMAN, SACHS & CO.                                  LEHMAN BROTHERS




--------------------------------------------------------------------------------

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


     The expenses in connection with the registration of the shares of common stock are estimated as follows:



   Securities and Exchange Commission registration fee .................    $
   NASD filing fee .....................................................
   New York Stock Exchange listing fee .................................
   Printing and engraving costs ........................................
   Legal fees and expenses .............................................
   Accounting fees and expenses ........................................
   Blue sky qualifications and related legal fees and expenses .........
   Miscellaneous .......................................................
                                                                            $
                                                                            ============

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Under Section 145 of the Delaware General Corporation Law (the "Delaware Law"), a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacity with another enterprise, against expenses (including attorney's fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The Delaware General Corporation Law provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.


     The Certificate of Incorporation and By-Laws of the Registrant provide for mandatory indemnification of directors and officers on generally the same terms as permitted by the Delaware General Corporation Law.


ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


     Not applicable.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


   (a)        The following Financial Statement Schedules are included herein:



       Schedule I -- Registrant's Condensed Financial Statements


       Schedule II -- Valuation and Qualifying Accounts


       All other schedules are not submitted because they are not applicable or not required or because the required information is included in the financial statements or the notes thereto.

   (b) The following exhibits are filed herewith or incorporated herein by reference:




  EXHIBIT
  NUMBER     DESCRIPTION OF EXHIBIT
----------   -------------------------------------------------------------------------------------------
 1.1*        Form of Underwriting Agreement
 3.1*        Form of Amended and Restated Certificate of Incorporation of Graham Packaging
             Company Inc.
 3.2*        Form of Amended and Restated By-Laws of Graham Packaging Company Inc.
 4.1*        Specimen of stock certificate representing Graham Packaging Company Inc.'s Common
             Stock, $.01 par value
 4.2         Indenture dated as of February 2, 1998 among Graham Packaging Company, L.P. and GPC
             Capital Corp. I and Graham Packaging Holdings Company, as guarantor, and United States
             Trust Company of New York, as Trustee, relating to the Senior Subordinated Notes Due
             2008 of Graham Packaging Company, L.P. and GPC Capital Corp. I, unconditionally guaranteed by Graham Packaging Holdings Company (incorporated herein by reference to
             Exhibit 4.1 to the Registration Statement on Form S-4 (File No. 333-53603-03)).
 4.3         Form of 8 3/4% Senior Subordinated Note Due 2008, Series B (included in Exhibit 4.2).
 4.4         Form of Floating Interest Rate Term Security Due 2008, Series B (included in Exhibit 4.2).
 4.5         Indenture dated as of February 2, 1998 among Graham Packaging Holdings Company and
             GPC Capital Corp. II and The Bank of New York, as Trustee, relating to the Senior
             Discount Notes Due 2009 of Graham Packaging Holdings Company and GPC Capital
             Corp. II (incorporated herein by reference to Exhibit 4.7 to the Registration Statement on
             Form S-4 (File No. 333-53603-03)).
 4.6         Form of 10 3/4% Senior Discount Note Due 2009, Series B (included in Exhibit 4.5).
 5.1*        Opinion of Simpson Thacher & Bartlett
10.1         Credit Agreement dated as of February 2, 1998 among Graham Packaging Holdings
             Company, Graham Packaging Company, L.P., GPC Capital Corp. I, the lending institutions identified in the Credit Agreement and the agents identified in the Credit Agreement
             (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form
             S-4 (File No. 333-53603-03)).
10.2         First Amendment to Credit Agreement dated as of August 13, 1998 (incorporated herein by reference to Exhibit 10.12 to the Annual Report on Form 10-K for the fiscal year ended
             December 31, 1998 (File No. 333-53603-03)).
10.3         Second Amendment to Credit Agreement dated as of March 30, 2000 (incorporated by reference to Exhibit 10.13 to Current Report on Form 8-K, filed April 28, 2000)
10.4         Consulting Agreement dated as of February 2, 1998 between Graham Packaging Holdings
             Company and Graham Capital Corporation (incorporated herein by reference to Exhibit
             10.2 to the Registration Statement on Form S-4 (File No. 333-53603-03)).
10.5         Equipment Sales, Service and License Agreement dated February 2, 1998 between Graham
             Engineering Corporation and Graham Packaging Holdings Company (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form S-4 (File No.
             333-53603-03)).
10.6         Forms of Retention Incentive Agreement (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form S-4 (File No. 333-53603-03)).

 EXHIBIT
 NUMBER    DESCRIPTION OF EXHIBIT
--------   ------------------------------------------------------------------------------------------
10.7       Forms of Severance Agreement (incorporated herein by reference to Exhibit 10.5 to the
           Registration Statement on Form S-4 (File No. 333-53603-03)).
10.8       Registration Rights Agreement by and among Graham Packaging Company, L.P., GPC
           Capital Corp. II, Graham Capital Corporation, Graham Family Growth Partnership,
           BCP/Graham Holdings L.L.C., BMP/Graham Holdings Corporation and the other parties named therein (incorporated herein by reference to Exhibit 10.6 to the Registration
           Statement on Form S-4 (File No. 333-53603-03)).
10.9       Monitoring Agreement dated as of February 2, 1998 among Graham Packaging Holdings
           Company, Graham Packaging Company, L.P. and Blackstone (incorporated herein by reference to Exhibit 10.7 to the Registration Statement on Form S-4 (File No.
           333-53603-03)).
10.10      Management Stockholders Agreement (incorporated herein by reference to Exhibit 10.8 to the Registration Statement on Form S-4 (File No. 333-53603-03)).
10.11      Form of Equity Incentive Agreement (incorporated herein by reference to Exhibit 10.9 to the Registration Statement on Form S-4 (File No. 333-53603-03)).
10.12      Stockholders' Agreement dated as of February 2, 1998 among Blackstone Capital Partners
           III Merchant Banking Fund L.P., Blackstone Offshore Capital Partners III L.P., Blackstone
           Family Investment Partnership III, L.P., BMP/Graham Holdings Corporation, Graham
           Packaging Holdings Company, GPC Capital Corp. II and BT Investment Partners, Inc.
           (incorporated herein by reference to Exhibit 10.10 to the Registration Statement on
           Form S-4 (File No. 333-53603-03)).
10.13      Graham Packaging Holdings Company Management Option Plan (incorporated herein by reference to Exhibit 10.11 to the Registration Statement on Form S-4 (File
           No. 333-53603-03)).
21.1       Subsidiaries of Graham Packaging Company Inc.
23.1       Consent of Simpson Thacher & Bartlett (included in Exhibit 5.1)
23.2       Consent of Ernst & Young LLP, Independent Auditors.
23.3       Consent of Deloitte & Touche LLP, Independent Auditors.
  24       Power of Attorney (included on signature page)

----------
*     To be filed by amendment.



ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:


     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.


     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1933, the registrant has duly caused this registration statement to be signed by the undersigned, thereunto duly authorized, in York, Pennsylvania, on July 12, 2000.


                                        GPC Capital Corp. II

                                        By: /s/ John E. Hamilton
                                           -----------------------------------
                                           Name: John E. Hamilton
                                           Title:  Vice President



                               POWER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Roger M. Prevot, John E. Hamilton and Jay
W. Hereford, or any one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to the Registration Statement, including post-effective amendments, and registration statements filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and does hereby grant unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities on the 12th day of July, 2000.




              SIGNATURE                                        TITLE
-------------------------------------   --------------------------------------------------
        /s/ Philip R. Yates             President, Treasurer and Assistant Secretary and
 ----------------------------------     Director (Principal Executive Officer)
            Philip R. Yates

        /s/ John E. Hamilton            Vice President, Secretary and Assistant Treasurer
 ----------------------------------     and Director (Principal Financial Officer and
            John E. Hamilton            Principal Accounting Officer)

         /s/ Chinh E. Chu               Director
 ----------------------------------
             Chinh E. Chu

        /s/ Simon P. Lonergan           Director
 ----------------------------------
            Simon P. Lonergan

                                                                     SCHEDULE I

                       GRAHAM PACKAGING HOLDINGS COMPANY
                  REGISTRANT'S CONDENSED FINANCIAL STATEMENTS
                                (IN THOUSANDS)



BALANCE SHEETS                                                   DECEMBER 31, 1999          DECEMBER 31, 1998
-----------------------------------------------------------   -----------------------   -------------------------
Assets ....................................................         $     --                  $     --
Current assets ............................................            4,877                     5,047
                                                                    --------                  --------
Intangible assets, net
  Total assets ............................................         $  4,877                  $  5,047
                                                                    ========                  ========
Liabilities and partners' capital:
Current liabilities .......................................         $  6,977                  $  6,972
Long-term debt ............................................          123,092                   110,697
Investment in subsidiary ..................................          332,779                   326,172
                                                                    --------                  --------
  Total liabilities .......................................          462,848                   443,841
Partners' capital .........................................         (457,971)                 (438,794)
                                                                ------------                  --------
  Total liabilities and partners' capital .................         $  4,877                  $  5,047
                                                                ============                  ========
                                                                                              YEAR ENDED
                                                              YEAR ENDED                  DECEMBER 31, 1998
                                                              DECEMBER 31, 1999         (AS ADJUSTED, NOTE 5)
                                                              -----------------------   -----------------------
STATEMENTS OF OPERATIONS
------------------------------------------------------------
Equity in earnings of subsidiaries ........................          $ 13,825                 $(16,485)
Recapitalization expenses .................................                --                   (1,000)
Interest expense ..........................................           (12,565)                 (10,546)
Other .....................................................                (5)                      --
                                                                 ------------                 --------
  Net income (loss) .......................................          $  1,255                 $(28,031)
                                                                 ============                 ========
                                                                                              YEAR ENDED
                                                              YEAR ENDED                  DECEMBER 31, 1998
                                                              DECEMBER 31, 1999         (AS ADJUSTED, NOTE 5)
                                                              -----------------------   -----------------------
STATEMENTS OF CASH FLOWS
------------------------------------------------------------
Operating activities:
Net income (loss) .........................................          $  1,255                   $(28,031)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
 Amortization of debt issuance costs ......................               170                        462
 Accretion of senior discount notes .......................            12,395                     10,085
 Changes in current liabilities ...........................                 5                      6,972
 Equity income in subsidiaries ............................           (13,825                     16,485
                                                                    ---------                   --------
 Net cash provided by operating activities ................                --                      5,973
Investing activities:
 Investments in a Business ................................                --                    314,477
                                                                    ---------                   --------
 Net cash provided by investing activities ................                --                    314,477
Financing activities:
 Borrowings on long-term debt .............................                --                    100,612
 Cash distributions to Partners ...........................                --                   (415,554)
 Debt issuance fees .......................................                --                     (5,508)
                                                                    ---------                   --------
 Net cash used in financing activities ....................                --                   (320,450)
                                                                    ---------                   --------
Increase in cash and cash equivalents .....................                --                         --
Cash and cash equivalents at beginning of period ..........                --                         --
                                                                    ---------                   --------
Cash and cash equivalents at end of period ................          $     --                   $     --
                                                                    =========                   ========
Supplemental cash flow information:
 Cash paid for interest ...................................          $     --                   $     --

----------
See footnotes to consolidated financial statements of Graham Packaging Holdings Company.

                                                                    SCHEDULE II


                       GRAHAM PACKAGING HOLDINGS COMPANY
                       VALUATION AND QUALIFYING ACCOUNTS
                                (IN THOUSANDS)




                                                 BALANCE AT                                                   BALANCE AT
                                             BEGINNING OF YEAR     ADDITIONS     DEDUCTIONS     OTHER (1)     END OF YEAR
                                            -------------------   -----------   ------------   -----------   ------------
YEAR ENDED DECEMBER 31, 1999
Allowance for Doubtful Accounts .........          $1,435             $420          $ 97           $ 33         $1,791
Allowance for Inventory Losses ..........           1,447              297           461             --          1,283

YEAR ENDED DECEMBER 31, 1998
Allowance for Doubtful Accounts .........          $1,635             $ 32          $395           $163         $1,435
Allowance for Inventory Losses ..........             566              514           220            587          1,447

YEAR ENDED DECEMBER 31, 1997
Allowance for Doubtful Accounts .........          $1,202             $512          $ 79           $ --         $1,635
Allowance for Inventory Losses ..........             901               75           410             --            566

----------
(1) Represents allowance attributable to entities acquired during 1999 and 1998.

                                 EXHIBIT INDEX



 1.1*        Form of Underwriting Agreement
 3.1*        Form of Amended and Restated Certificate of Incorporation of Graham Packaging
             Company Inc.
 3.2*        Form of Amended and Restated By-Laws of Graham Packaging Company Inc.
 4.1*        Specimen of stock certificate representing Graham Packaging Company Inc.'s Common
             Stock, $.01 par value
 4.2         Indenture dated as of February 2, 1998 among Graham Packaging Company, L.P. and GPC
             Capital Corp. I and Graham Packaging Holdings Company, as guarantor, and United States
             Trust Company of New York, as Trustee, relating to the Senior Subordinated Notes Due
             2008 of Graham Packaging Company, L.P. and GPC Capital Corp. I, unconditionally guaranteed by Graham Packaging Holdings Company (incorporated herein by reference to
             Exhibit 4.1 to the Registration Statement on Form S-4 (File No. 333-53603-03)).
 4.3         Form of 8 3/4% Senior Subordinated Note Due 2008, Series B (included in Exhibit 4.2).
 4.4         Form of Floating Interest Rate Term Security Due 2008, Series B (included in Exhibit 4.2).
 4.5         Indenture dated as of February 2, 1998 among Graham Packaging Holdings Company and
             GPC Capital Corp. II and The Bank of New York, as Trustee, relating to the Senior
             Discount Notes Due 2009 of Graham Packaging Holdings Company and GPC Capital
             Corp. II (incorporated herein by reference to Exhibit 4.7 to the Registration Statement on
             Form S-4 (File No. 333-53603-03)).
 4.6         Form of 10 3/4% Senior Discount Note Due 2009, Series B (included in Exhibit 4.5).
 5.1*        Opinion of Simpson Thacher & Bartlett
10.1         Credit Agreement dated as of February 2, 1998 among Graham Packaging Holdings
             Company, Graham Packaging Company, L.P., GPC Capital Corp. I, the lending institutions identified in the Credit Agreement and the agents identified in the Credit Agreement
             (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form
             S-4 (File No. 333-53603-03)).
10.2         First Amendment to Credit Agreement dated as of August 13, 1998 (incorporated herein by reference to Exhibit 10.12 to the Annual Report on Form 10-K for the fiscal year ended
             December 31, 1998 (File No. 333-53603-03)).
10.3         Second Amendment to Credit Agreement dated as of March 30, 2000 (incorporated by reference to Exhibit 10.13 to Current Report on Form 8-K, filed April 28, 2000)
10.4         Consulting Agreement dated as of February 2, 1998 between Graham Packaging Holdings
             Company and Graham Capital Corporation (incorporated herein by reference to Exhibit
             10.2 to the Registration Statement on Form S-4 (File No. 333-53603-03)).
10.5         Equipment Sales, Service and License Agreement dated February 2, 1998 between Graham
             Engineering Corporation and Graham Packaging Holdings Company (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form S-4 (File No.
              333-53603-03)).
10.6         Forms of Retention Incentive Agreement (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form S-4 (File No. 333-53603-03)).

10.7       Forms of Severance Agreement (incorporated herein by reference to Exhibit 10.5 to the
           Registration Statement on Form S-4 (File No. 333-53603-03)).
10.8       Registration Rights Agreement by and among Graham Packaging Company, L.P., GPC
           Capital Corp. II, Graham Capital Corporation, Graham Family Growth Partnership,
           BCP/Graham Holdings L.L.C., BMP/Graham Holdings Corporation and the other parties named therein (incorporated herein by reference to Exhibit 10.6 to the Registration
           Statement on Form S-4 (File No. 333-53603-03)).
10.9       Monitoring Agreement dated as of February 2, 1998 among Graham Packaging Holdings
           Company, Graham Packaging Company, L.P. and Blackstone (incorporated herein by reference to Exhibit 10.7 to the Registration Statement on Form S-4 (File No.
            333-53603-03)).
10.10      Management Stockholders Agreement (incorporated herein by reference to Exhibit 10.8 to the Registration Statement on Form S-4 (File No. 333-53603-03)).
10.11      Form of Equity Incentive Agreement (incorporated herein by reference to Exhibit 10.9 to the Registration Statement on Form S-4 (File No. 333-53603-03)).
10.12      Stockholders' Agreement dated as of February 2, 1998 among Blackstone Capital Partners
           III Merchant Banking Fund L.P., Blackstone Offshore Capital Partners III L.P., Blackstone
           Family Investment Partnership III, L.P., BMP/Graham Holdings Corporation, Graham
           Packaging Holdings Company, GPC Capital Corp. II and BT Investment Partners, Inc.
           (incorporated herein by reference to Exhibit 10.10 to the Registration Statement on
           Form S-4 (File No. 333-53603-03)).
10.13      Graham Packaging Holdings Company Management Option Plan (incorporated herein by reference to Exhibit 10.11 to the Registration Statement on Form S-4 (File
           No. 333-53603-03)).
21.1       Subsidiaries of Graham Packaging Company Inc.
23.1       Consent of Simpson Thacher & Bartlett (included in Exhibit 5.1)
23.2       Consent of Ernst & Young LLP, Independent Auditors.
23.3       Consent of Deloitte & Touche LLP, Independent Auditors.
  24       Power of Attorney (included on signature page)

----------
*     To be filed by amendment.